SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2010 and 2009.

Inversiones y Representaciones

Sociedad Anónima

Annual Report and Financial Statements

For the Fiscal years ended

June 30, 2010 and 2009

1. CORPORATE PROFILE

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “us” or the “Company”, indistinctly) is Argentina’s largest real estate company and the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange (“BASE”) and on the New York Stock Exchange.

We are one of Argentina’s leading real estate companies. We are engaged, directly and indirectly through subsidiaries, joint ventures and strategic alliances, in real estate activities in Argentina. We have a range of diversified real estate related activities, including: (i) the acquisition, development and operation of office buildings and other rental properties; (ii) the acquisition, development and operation of shopping centers, including activities relating to consumer finance (iii) the acquisition and development of residential property, mainly for future sale; (iv) the acquisition and operation of luxury hotels, (v) the acquisition of land reserves in strategic areas for future development and sale, and (vi) real estate investments in certain assets located outside Argentina. We currently own 28.03% of Banco Hipotecario S.A., one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

2. LETTER TO SHAREHOLDERS

Dear Shareholders,

In the course of fiscal 2010, the global economy started to exhibit signs of recovery in the wake of the financial crisis unleashed towards the end of 2008 and early 2009. Although there is no certainty as to the global extent of recovery, in Argentina there have been clear signals of an economic improvement such as the renewed momentum in consumption, hand in hand with the stabilization in the local financial situation and healthy figures in the fiscal and foreign trade areas, with all these improvements having been spurred by a firm demand for Argentina’s exports.

This outlook allowed the levels of activity in our business segments exposed to consumption and finance to experience an immediate improvement: our shopping centers continue to post high occupancy rates as well as a significant rise in sales and in cash generation. The consumer finance segment experienced a strong recovery and so did our hotel activities as a result of increased incoming tourism flows and foreign tourist spending. Consequently, this has translated into a significant rise in the year-on-year operating income and EBITDA in the region of 82% and 61%, respectively.

As regards Argentina’s real estate sector, it continues to show unique robustness. The appeal of Argentina’s real estate to investors has been manifest in recent years as it is considered to be an alternative to safeguard asset value given the prevailing volatility and the low yields of financial investments that had been historically considered as low-risk in global markets. Thus, the prices of Argentine real estate have remained firm, with land value ratios in the City of Buenos Aires’ main commercial and residential areas having hit all-time highs. It must be noted that leveraging in the sector is quite low compared to other countries, as Argentina’s stock of mortgages continues to be below 2% of GDP which further evidences the potential for both demand and appreciation in real estate in the event the home mortgage market were to regain momentum.

Amidst such massive investments in the type of assets that IRSA maintains in its portfolios, we continued to optimize them, selling properties (mostly, offices) whose features had ceased to be strategic, at land value ratios much higher than those we had paid, for instance, by acquiring a property in the premium office area of Catalinas.

In the course of this fiscal year, two salient events warrant special mention: 1) We entered into a purchase option agreement for acquiring the capital stock of our subsidiary Alto Palermo S.A. currently held by fellow shareholder Parque Arauco S.A., and 2) Alto Palermo has agreed to sell 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. These transactions, which will be discussed in further detail, will endow our businesses with improved execution and value creation capacity looking forward.

The following are some remarks on our businesses’ highlights for the past year:

As regards the Shopping Center segment, the salient point for the fiscal year has undisputedly been the grant of a purchase option over the capital stock of Alto Palermo S.A. owned by Parque Arauco. At the date of this letter, the procedures to instrument the exercise of said option are underway. Upon exercising the option, IRSA will be able to consolidate its leading position in the shopping center market, thus increasing its exposure to the most complete, sophisticated and dynamic Shopping Center portfolio in the Argentine market. The transaction comprises a price of US$ 126 million (out of which US$ 6 million have already been paid) for 29.6% of Alto Palermo’s shares and Convertible Notes currently held by Parque Arauco.

Our shopping centers have exhibited occupancy levels of 97.5% and EBITDA levels in the region of US$ 100 million. We consider that the incorporation of Dot Baires into our portfolio has been successful: tenants’ sales have exceeded the Ps. 760 million mark, and having been operational for only one year, this shopping center already ranks fourth in our portfolio in terms of revenues, which underlines the robustness of the project.

When it comes to the new additions, starting on July 1, 2010, Alto Palermo added “Soleil Factory” to its portfolio, having taken possession over the property where this shopping center operates as soon as the transfer of goodwill was fully completed. No sooner had Alto Palermo’s management taken over, than this asset started to evidence interesting signs of improved performance. Together with the acquisition of Soleil Factory, Alto Palermo agreed on the purchase of a plot of land in downtown San Miguel de Tucumán for developing and operating a Shopping Center there. Additionally, during fiscal 2010, we acquired a majority stake in Arcos del Gourmet S.A.: this company is the concessionaire of a plot of land located in the neighborhood of Palermo Viejo, where, in the coming months, we will start developing a new commercial concept: an open-air urban space. As concerns future developments of shopping centers outside the City of Buenos Aires, we have started with the works to build a Shopping Center in the city of Neuquén on a plot of land of 50,000 square meters that includes a multi-purpose area. With a current population of more than 300,000 inhabitants, the urban conglomerate that includes the cities of Neuquén and Cipoletti is the biggest services center in the Argentine Patagonian region. Finally, after year-end we executed a preliminary agreement for the purchase of a plot of land of approximately 10,000 square meters in the City of Paraná, Province of Entre Ríos, where we intend to build and operate a shopping center.

As regards the office rental business, we have the most attractive asset portfolio in the City of Buenos Aires, which has allowed us to maintain high occupancy levels and lease agreements with top-quality tenants within the context of a market that seems to have plateaued recently due to the addition of new supply, mainly along the northern corridor of the City of Buenos Aires. We raised occupancy at the República Building and continued to sell non-strategic properties and to replace them with better-quality properties in premium areas for lower values. During the fiscal year we sold approximately 14 thousand square meters of leasable area in the buildings Libertador 498, Dock del Plata and Costeros Dique II for values close to US$ 3000 per square meter. The competitive acquisition price paid for the land in the Catalinas area as already mentioned, close to US$ 25 million, could lead to the construction in the future of an office building with a land value ratio of less than US$ 800 per square meter.

As regards our consumer financing segment, Tarshop’s restructuring process has been completed with an ensuing recovery in results due to the measures implemented and improved capitalization combined with a relative stabilization in local financial markets, scaled-down uncollectibility charges and operating expenses, which confirms the diagnosis performed in due time. Finally, by the end of December 2009, Banco Hipotecario S.A. agreed to acquire 80 % of Tarshop S.A.’s capital stock, currently owned by Alto Palermo S.A., a transaction that has quite recently been approved by the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions. Banco Hipotecario seems to be the best choice ever for furnishing Tarshop with operating and financial execution capacity in line with the future needs of the consumer financing business.

The Sales and Development segment recorded an EBITDA of US$ 35 million, significantly impacted by the sales of non-strategic office properties, as mentioned above. Among the highlights for this year we, together with Cryela Brazil Realty, made progress in the works of the Horizons Project, expected to be completed and delivered during this year, and in the acquisition of the lands intended for the development of a future urban project in Carrasco, close to Montevideo, Republic of Uruguay. In addition, we sold for US$ 11.8 million our entire equity stake in Pereiraola S.A., a company whose main asset is a 130-hectare plot of land located 32 kilometers south of the City of Buenos Aires. Finally, during this year we took over possession of the lots in “Barrio El Encuentro” which we have started to offer for sale, and progress was made in the works of the Caballito Nuevo and Torres de Rosario projects, which are expected to be completed in the near future.

As regards our ownership interest in Banco Hipotecario S.A. (BHSA), which as of year-end amounted to 28.03% of its issued capital stock, it has favorably impacted IRSA’s results, contributing with US$ 38.6 million in income during the fiscal year. Banco Hipotecario maintains high solvency levels and has continued to grow in the segment of non-mortgage financial products and services, with a rise in the number of deposits used for funding and an improvement in its portfolio loan profile; in this respect, the acquisition of 80% of Tarshop S.A. is framed within the strategy for diversifying its financial services.

The volatility prevailing in the international context has afforded opportunities for acquiring or developing real estate assets outside Argentina which the Company has analyzed and, when they were attractive, acted upon them. We believe that the know-how in real estate gained over the past years and the Company’s access to the capital markets will allow us to successfully overcome any challenges that may arise. We strive for selective investments that serve as hedges against future inflation whilst simultaneously represent top-quality assets at appealing prices or with capital structures fit for optimization. In this respect, during the fiscal year, IRSA and some affiliates acquired an 11.31% interest in Hersha Hospitality Trust, a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE), that holds majority interests in 77 hotels throughout the United States, consisting of around 9,800 rooms. These hotels are located mainly along the US northeast coast (New York, New Jersey, Boston, Washington DC and Philadelphia) and these properties are operated by leading franchises well renowned in the market. At the end of the fiscal year, the market value of the Company’s interest in Hersha Hospitality Trust had almost doubled the initial investment.

To wrap up on this recount of the highlights for the year, we would like to note that IRSA once again paid dividends to its shareholders. To that end, the Company established the policy to pay the higher of up to 20% of the revenues generated by the Office Rental segment or up to 20% of net income. The Company thus paid Ps. 31.7 million, or Ps. 0.548 per outstanding GDS, as dividends. Besides, subsequent to the end of its fiscal year, IRSA issued debt in the international market for an amount of US$ 150 million subject to a 10-year term. This issuance represented the first purely Argentine corporate issuance to have reopened the long-term market after the international financial crisis.

In the light of the robust cash generation that the Company has been exhibiting, the quality of its assets, its contained indebtedness, its experience in tapping market opportunities and its franchise for accessing international markets, we are confident that we are on the right path towards the consolidation of Argentina’s best real estate portfolio.

In this respect, IRSA has not only placed a firm stake on the direction taken by its businesses investing close to US$ 500 million over the past three years, but has also maintained its commitment to the community through dissemination and awareness-raising campaigns about care for natural resources and adequate waste treatment for recycling. Also, through the IRSA foundation, we have endorsed the Puerta 18 Project, a free-of-charge, extra-curricular space, for youths in the 13 to 18 age range who wish to develop technological and artistic skills through participation in web-design, digital animation, photography, music and video production and edition workshops, among other offerings. These initiatives aim to enable our businesses to be sustainable over the long-term.

Our future objectives shall only be attainable with the joint endeavors of our Shareholders, Creditors, Directors, Customers, Tenants, Suppliers, Employees and the Community at large, who also happen to play the leading roles in our current situation. It is to all of them that I wish to extend my gratefulness for their unwavering support and commitment to the organization’s goals.

City of Buenos Aires, September 8, 2010.

Saúl Zang Vice-President I Acting as President

3. MACROECONOMIC CONTEXT

International Outlook

The global economy has started to show signals of recovery after the recent financial crisis. In the year 2009, at the global level, Gross Domestic Product (“GDP”) shrank slightly, with a -0.6% change according to the International Monetary Fund (“IMF”), a situation without precedents in the past 30 years. However, this figure conceals major inequalities amongst the groups of countries. GDP in the most developed markets dropped by 3.2% whereas in the developing countries’ markets, it rose by 2.4%.

The recovery seen in the second half of 2009 could not offset the shrinkage sustained in the first half. International financial markets posted minimum figures in early 2009 but exhibited profits at year end. At the global level, the MSCI All Countries index picked up a 31.5% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 27.0% variation whilst the MSCI Emerging Markets climbed a significant 74.5%. Furthermore, it must be highlighted that performance at the level of developing countries was much higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in local currency). Whereas the S&P500 rose by 23.45%; the Eurostoxx 50, by 21.14% and the Nikkei by 17.82%, the Bovespa rose by 74.05% and Argentina’s Merval rose by 108.56%.

These recovery signals are reflected in the global GDP growth prospects for 2010. According to the IMF, global output is set to grow by 4.2% throughout 2010. However, regional disparities continue to be conspicuous as the forecasts for the developed economies and for the developing economies are 2.3% and 6.3% respectively. The panorama depicted by the financial markets during the first half of 2010 has been less encouraging as most indices posted slight drops. The MSCI All Countries varied by –10.4%, the MSCI World by -10.9% and the MSCI Emerging Markets varied by -7.2%.

One of the major concerns arising from the crisis has been the possibility of the world entering a stage similar to that undergone by Japan since the early 90s, after the burst of the real estate bubble, that is, chronic deflation accompanied by a weak level of economic activity that low rates have not managed to revert.

According to the IMF, inflation at the global level was 2.2% in 2009, which constitutes a healthy figure for this indicator. However, if once again we break down this figure by degree of development, we notice that developed markets have experienced slight deflation, with a percentage change in their price levels during the same period of -0.1%.

As regards the commodities market during 2009, most raw materials saw a rise in their prices. Industrial metals went up by 91.2%, according to the GSCI Industrial index. The price of energy also bounced back as shown by the 62.4% rise in the GSCI Energy index. Besides, agricultural commodities went up by 14.7% during that period. In the first half of 2010, this trend reversed and the commodities accompanied the drop in financial markets. Indices dropped by 4.7%, 12.7% and 14.8% in the energy, industrial and agricultural groups, respectively.

During this fiscal year, financial markets were affected by the sovereign debt crisis suffered in Europe, which had its epicenter in Greece and posted deficits close to 13% of GDP. The crisis spread to Ireland, Portugal and Spain. These countries have come to be known as PIGS, the acronym in English formed by their initials. During the months of April and May, the markets experienced considerable jolts. According to several analysts, the fiscal tightening measures implemented by the above-mentioned countries will suffice to honor their external commitments and thus stabilize the market.

The Argentine Economy

Given this international context, the Argentine GDP has maintained its upward trend, though at a slower pace than in previous years, with a 0.9% variation in 2009 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 5 months of 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, picked up rises ranging from 4.9% to 12.4% compared to the same month in the previous fiscal year, with an upward trend. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2010 could be expected to have risen by close to 8%.

During 2009, Total Consumption has been the most significant component in the Aggregate Demand, with a 77.7% share.

Private sector analysts and pundits disagree over the measurement criteria that make up INDEC’s Consumer Price Index. Therefore, inflation figures do not convey absolute certainty.

According to INDEC statistics, the Consumer Price Index for Greater Buenos Aires, which measures price variations in the City of Buenos Aires and in Greater Buenos Aires, inflation in the period June 2009 through June 2010 has been approximately 11%, with the most significant increase having been in food and beverages, up by 15.7%, followed by clothes, up by 14.2%, and education, up by 12.8%.

As regards wholesale prices, in the period June 2009 through June 2010, there was a 15.2% variation in the Wholesale Internal Price Index (“IPIM”), a 14.9% variation in the Retail Internal Basic Price Index (“IPIB”), and a 13.9% variation in the Basic Price for Producers Index (“IPP”).

On the other hand, as reported by private sector sources, the Consumer Price Index for the City of Buenos Aires rose by 21.3% in the period June 2009 through June 2010. This figure is almost twice as big as that unveiled by the official statistics.

By June 2010, the average salary in the Argentine economy had accumulated a 23% raise over the past 12 months, way above the official figures for retail inflation (almost double) and in line with private sector inflation estimates.

During the first four-month period of 2010 and according to official statisticians, the unemployment rate measured over the Economically Active Population (“PEA”) had been 8.3% whilst the level of activity edged down to 46% and employment to 42.2%

In spite of the international crisis, Argentina’s external sector showed during 2009 a surplus trade balance, with exports for Ps. 244.5 billion and imports for Ps. 183.3 billion according to official data. The surplus was maintained during the first quarter of 2010, with a Ps. 24.7 billion difference between exports and imports. However, the trade balance exhibits a trend towards a lesser surplus.

When it comes to public finances, according to the Ministry of Economy, the primary result for the Public Sector for the year 2009 had been Ps. 17,285 million. This stands for a 46% drop compared to the year 2008. However, the primary result for the Public Sector for the first half of 2010 was Ps. 11,088 million, that is, 50% higher than for the same period a year earlier.

During fiscal 2010, the Argentine Government reopened the swap of defaulted sovereign debt with the overarching objective being to recover access to the international financial markets. It sought to have more than 60% of the holdouts (i.e., the bondholders who had refrained from accepting the swap back in 2005) accept the swap to attain a 90% acceptance level with the two swaps (2005 and 2010). This would have helped render the attachments levied abroad ineffectual.

The final results indicated that adherence had been 66%, with notes rolled over for US$ 12,067 million out of the total US$ 18,300 million covered by the transaction. Considering the 2005 and 2010 debt swaps, Argentina secured a global adhesion level of 92.4%, with an average 65% reduction.

In the period discussed, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior US$ -denominated indebtedness continues to exhibit a spread that is high when compared to the most solid countries in the region, Brazil and Mexico. The dramatic increase seen after the Lehman Brothers’ bankruptcy was partly counterbalanced as from July 2009, when CDS pricked the 2000 basis points mark. Throughout the second part of 2009, a sustained decline has been noted in the surcharges that Argentina pays for its debt, which came to a halt in the first half of 2010 together with the emergence of debt problems in peripheral European countries. The difference between the CDS in Argentina and Brazil and/or Mexico compared to performance before the financial crisis is still high.

The above-mentioned situation generated stability in domestic financial markets, which was reflected in a downward pressure over the rate of private bank deposits at 30 days which decreased continually from 13% in July 2009 to levels close to 9% for June 2010.

Following the normalization in international financial conditions, the Argentine Central Bank (BCRA) has continued with its progressive devaluation and reserve accumulation policy. The foreign exchange rate depreciated by 3.6% in the period June 2009 through June 2010 and reserves rose by US$ 2,843 million, being close to US$ 50 billion. This level is quite similar to that previous to the financial crisis of 2009.

During fiscal 2010, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso against the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 2.4% appreciation, a percentage that has been deflated by INDEC’s CPI, because the figures as released by private sources point to an even higher real appreciation. At present, the comparison with the 1998 average shows that the multilateral real foreign exchange rate depreciated by 139% according to BCRA data deflated by INDEC’s CPI. However, if deflated by the Consumer Price Index for the City of Buenos Aires, there was a 58% depreciation.

According to official data, Fixed Internal Gross Investment (“IBIF”), measured in real terms, was in the region of 20% of GDP for the first quarter of 2010 with the following distribution: 11.4% for the construction sector and 8.7% for the durable goods sector.

The use of industrial installed capacity was 76.7% in May 2010, a 70.5% rise compared to the level posted in the same month of 2009. The sectors that benefited the most were the basic metal industries, the car-making sector and the textile sector, which had taken the hardest blows at the peak of the global financial crisis. Despite the rise in the general level of activity, there were sectors with unfavorable performance, such as the chemicals and oil refining sectors.

Our Segments

Sales in the Shopping Center sector have grown significantly in the first half of 2010. And the reason is to be found partly in the decline experienced in 2009 due to the international financial crisis that had had considerable bearing on Shopping Centers’ revenues, but mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first half of 2010 rose by 41.6% compared to the same period a year earlier.

When it comes to retailer activity and according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 11.9% in June 2010 compared to June 2009, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. Although demand continues to be driven by “Household appliances”, where the manifold credit facilities offered and promotional campaigns for some products led to yet another jump in sales, some other captions, such as “Apparel”, “Sporting Items” and “Household Wares and Gifts” posted, at the close of June, year-on-year ups in sales close to 20% (a growth rate not seen in quite a long time). With the end-of-month results for June included, the first half of the year came to a close with a 5.4% increase in the volumes sold compared to the same period a year earlier.

Economic indicators have also performed favorably in the first half of 2010, which underpinned the good performance shown by Shopping Center sales.

According to official figures, for the first quarter of 2010 the Argentine economy posted the highest year-on-year growth since 2008. Now, compared to the first quarter of 2009, the variation was 6.8%, driven by the strong recovery in investment and in public expenditures. Private consumption, an indicator that showed a positive variation for the second quarter in a row, rose by 7.3%, which exceeds the year-on-year 2.9% variation experienced in the previous quarter. As to the variation in stocks, with private consumption included, growth was even higher, at 9%, turning that quarter into the third in a row to exhibit such upward trend.

Economic forecasts for 2010 and 2011 are favorable, which is viewed as a bellwether for good performance at the Company’s shopping centers as the level of economic activity, consumption and inflation accompanied by salary raises constitute the main drivers of sales at the Company’s Shopping Centers.

As regards the office market, according to Colliers Argentina, the stock of A+ and A office buildings on the market for the first semester of calendar 2010 grew by 107,000 sqm. Furthermore, during fiscal year 2010, the market had an expansion in occupied surface area of 83,000 sqm, exceeding the average of the last 10 years. Thus, the difference between the occupied surface area and the space demand determined an increase in the vacancy rate, which was 7.8% in A+ and A office buildings. On the other hand, the general level of market rental prices, measured in US dollars, was stabilized after a downward subsequent to the global financial crisis of 2008.

This semester’s new buildings were located in downtown Buenos Aires, the northern area of Greater Buenos Aires and the northern area of the City of Buenos Aires, which shows that the northern axis has consolidated its position as the area with the highest growth rates, together with Puerto Madero.

For calendar 2010, 244,000 sqm of A+ and A buildings were expected to enter the market. Forty-three per cent of that area was already on the market in the first six months of the year, although there is a likelihood that a part of such surface area will end up entering the market in 2011.

With such vacancy figures, the prospects for business development seem acceptable looking forward: on one hand, companies have an availability of alternative locations and on the other hand, the level of supply affords them room to agree on more contained prices.

The dynamics in the construction sector has been healthy in the first half of calendar 2010. According to INDEC’s Summary Construction Activities Indicator (“ISAC” as per the initials in Spanish), construction activities in June 2010 were 10.1% higher than in June 2009 and marked the fourth consecutive year-on-year increase in excess of two digits. In the accumulated figures for the first half of the year, construction activities had accumulated a year-on-year 9.8% increase, which is in stark contrast with the 2.6% drop sustained in the first half of 2009 and that even exceeds the 8.5% increase seen in the first half of 2008. In the light of the cumulative figures for the first half of the year, the surface area authorized for construction fell by 12.6% vis-à-vis the figures for the same period a year earlier, when such total had shrunk by 17.6%. In the period January-June 2008, a record year for the sector, the total square meters covered by a permit climbed by 21.6%.

The decline in the surface area authorized for construction is mainly due to the inflationary pressures that are adversely affecting construction costs and construction contractors who, faced with such shrinking margins, carry out a smaller number of works.

As regards the residential market, in the first half of calendar 2010, the number of deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires for title conveyance totaled 40,249, representative of a 22.67% increase compared to the deeds filed during the first half of 2009. The current figure reflects a recovery compared to the levels of activity seen a year earlier, mostly considering that the first half of 2009 was the worst in the past 12 years. The mortgage deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires in the first half of the year represent an 8.2% increase compared to the same period in 2009, up from the 2,302 filed in the first half of 2009 to the 2,491 filed this year between January and June. This notwithstanding, access to credit for housing continues to be quite limited in Argentina, as it remains at less than 2% of the country’s GDP.

When it comes to the hotel sector, the global financial crisis and the outbreak of the H1N1 influenza had a considerable bearing on the arrival of foreign tourists in Argentina in 2009. However, starting in November 2009, the trend of foreign tourist inflows reverted, with the 7.2%, 12% and 9% increases seen in January, February and March, respectively, warranting special mention. The foreign exchange rate, favorable to foreign tourists, continues to give Argentina a competitive edge as a tourist destination. Based on this outlook, hotel occupancy for 2010 is estimated to be in the region of 73% for 4-star and 5-star hotels. In turn, the corporate market has been showing significant growth, with Argentina being the venue of major events, congresses and conventions that generate large investments and favor hotel profitability

4. BUSINESS

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers, including consumer financing activities,

•	the development and sale of residential properties,

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition and operation of luxury hotels,

•	the acquisition of undeveloped land reserves for future development and sale, and

•	selected real estate investments outside Argentina.

As of June 30, 2009 and 2010, we had total assets of Ps. 4,936.0 million and Ps. 5,633.4 million, respectively and shareholders’ equity of Ps. 2,095.7 million and Ps. 2,403.0 million, respectively. Our net income/(loss) for the fiscal years ended June 30, 2008, 2009, and 2010 was Ps.54.9 million, Ps. 158.6 million and Ps. 334.5 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

We currently own 28.03% of Banco Hipotecario S.A. (“Banco Hipotecario”), one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

Shopping centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo S.A. (“APSA”) (“Alto Palermo”). Alto Palermo operates and owns majority interests in eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area, and the other four are located in the Provinces of Mendoza, Santa Fé, Córdoba and Salta. Our Shopping center segment had assets of Ps. 2,020.7 million as of June 30, 2009 and Ps. 1,934.3 as of June 30, 2010, representing 40.9% and 34.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 214.9 million and Ps. 268.0 million during our 2009 and 2010 fiscal years respectively, representing 72.7% and 49.6%, respectively, of our consolidated operating income for such years.

Consumer Financing

We have developed a consumer financing business through our majority-owned subsidiaries as of fiscal year end, Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”). Tarshop and Metroshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial part of our credit card advances through securitization of the receivables underlying the accounts we originate. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. The Consumer Financing segment had assets of Ps. 174.9 million as of June 30, 2009, and Ps. 327.3 million as of June 30, 2010, which represented 3.5% and 5.8%, respectively, of our consolidated assets at such dates, and generated an operating loss of Ps. 125.4 million and an operating income of Ps. 53.3 million for our 2009 and 2010 fiscal years, respectively, representing 42.4% and 9.9%, respectively, of our consolidated operating income/(loss) for such years.

Development and Sale of Properties.

Our activity of sale of and office buildings and land reserves is reflected in this segment.

The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities in general, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and sale of properties segment had assets of Ps. 507.8 million as of June 30, 2009 and Ps. 657.6 million as of June 30, 2010, representing 10.3% and 11.7%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 121.2 million and Ps. 139.5 million during our 2009 and 2010 fiscal years, respectively, representing 41.0% and 25.8%, respectively, of our consolidated operating income/(loss) for such years.

Office and Other Non-Shopping Center Rental Properties.

As of June 30, 2010, we directly and indirectly owned a majority interest in 14 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 237,188 square meters of gross leaseable area. Our Offices and other non-shopping center rental properties segment had assets of Ps. 1,014.9 million as of June 30, 2009 and Ps. 1,088.8 million as of June 30, 2010, representing 20.6% and 19.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 76.5 million and Ps. 73.5 million during our 2009 and 2010 fiscal years, respectively, representing 25.9% and 13.6%, respectively, of our consolidated operating income for such years.

Hotel operations.

We own a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, and a controlling interest in the Hotel Intercontinental in the City of Buenos Aires and an 80% equity interest in Hotel Sheraton Libertador in Buenos Aires. Our Hotel operations segment (which consists of our investments in these three hotels), had assets of Ps. 246.4 million as of June 30, 2009 and Ps. 248.3 million s of June 30, 2010, representing 5.0% and 4.4%, respectively, of our consolidated assets at such dates, and generated income of Ps. 8.6 million and Ps. 5.4 million during our 2009 and 2010 fiscal years, representing 2.9% and 1.0%, respectively, of our consolidated operating income for such years.

Banco Hipotecario.

During fiscal year 2010, we continued to increase our interest in Banco Hipotecario by acquiring 100,417,816 shares representative of 6.69% of its capital stock for Ps. 118.7 million, equivalent to a 28.03% investment, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of this fiscal year end, a right to 43.75% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2010, our investment in Banco Hipotecario represented 14.4% of our consolidated assets, and during our fiscal years ended June 30, 2007, 2008, 2009 and 2010, this investment generated income for Ps.41.4 million, losses for Ps. 12.4 million, income for Ps. 142.1 million and income for Ps. 151.6 million, respectively.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through the organization of partnerships with other developers.

Shopping centers.

We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. Our principal objectives consist in generating a sustained growth in the cash flow of our shopping centers and increasing their value in the long-term, and maintaining a leading position in the Argentina shopping center’s industry by developing new shopping centers in urban areas with attractive prospects of growth, including Buenos Aires’ Metropolitan area, Argentine provinces and elsewhere in Latin America.

Development and Sale of Properties.

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to financing their home purchases. In addition, we seek to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the fiscal year ended June 30, 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in new market segments.

Office and Other Non-Shopping Center Rental Properties.

Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotel operations.

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. We also seek to continue to invest in improvements for our hotels, such as the opening of 43 new suits in Hotel Llao Llao in Bariloche, so as to maintain a high level of service in the hotel competitive sector.

Banco Hipotecario.

We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Land reserves.

We seek to continue to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International.

In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. We have recently acquired a 30% interest in a company incorporated in Delaware (United States), whose main asset is the so-called “Lipstick” office building located in the City of New York, and more recently, we acquired a 11.31% interest, jointly with subsidiaries, in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 77 hotels in the United States, totaling around 10,300 rooms as of June 30, 2010. We seek to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities.

Description of Operations

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2010, we directly and indirectly owned interests in 21 office and other rental properties in Argentina, which comprised 237,188 square meters of gross leaseable area. Of these properties, 14 were office properties, which comprised 140,238 square meters of gross leaseable area. For fiscal year 2010, we had revenues from Offices and other non-shopping center rental properties of Ps. 154.2 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2010, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 82.0%. Seven different tenants accounted for approximately 44.0% of our total revenues from office rentals for fiscal year 2010: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management.

We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases.

We lease our offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2)	IRSA’s Effective interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book value Ps./000 (5)
			Jun-10			2010	2009	2008
Offices
Edificio República	04/28/08	19,884	80%	100%	2,046	21,188	17,114	203	219,777
Torre Bankboston	08/27/07	14,873	96%	100%	1,769	22,333	19,670	15,688	155,196
Bouchard 551	03/15/07	23,378	100%	100%	1,944	22,441	20,342	12,678	150,570
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,941	21,559	18,372	12,496	82,408
Bouchard 710	06/01/05	15,014	83%	100%	1,120	14,076	17,379	12,931	65,261
Dique IV, Juana Manso 295(10)	12/02/97	11,298	92%	100%	1,213	13,963	1,743	—	64,620
Maipú 1300	09/28/95	10,280	99%	100%	1,004	11,339	9,890	8,107	38,287
Costeros Dique IV	08/29/01	5,437	90%	100%	479	5,358	5,056	4,603	19,111
Libertador 498	12/20/95	3,714	100%	100%	471	6,900	9,285	8,551	14,657
Suipacha 652/64	11/22/91	11,453	95%	100%	593	4,804	3,820	2,480	10,936
Madero 1020	12/21/95	101	100%	100%	3	31	32	89	218
Dock Del Plata	11/15/06	—	N/A	100%	—	1,302	6,083	6,945	864
Edificios Costeros	03/20/97	—	N/A	100%	—	1,382	4,082	3,896	—
Laminar Plaza	03/25/99	—	N/A	100%	—	123	5,327	5,607	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	21	2,087	2,256	—
Other offices (6)	N/A	2,271	86%	N/A	89	1,774	1,189	1,385	4,903

Subtotal Offices		140,238	93%	N/A	12,672	148,594	141,471	97,915	826,808
Other Rental Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	209	188	3,625
Museo Renault	12/06/07	1,275	100%	100%	30	356	356	204	4,785
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	87	1,014	959	958	12,496
Thames	11/01/97	33,191	—	100%	—	175	607	607	3,897
Terreno Catalinas Norte	12/17/09	N/A	N/A	N/A	N/A	N/A	N/A	N/A	100,804
Other properties (8)	N/A	2,072	100%	N/A	10	80	2,207	220	5,973

Subtotal Other Rental Properties		96,950	65%	N/A	127	1,626	4,338	2,177	131,580
Related fees (11)		N/A	N/A	N/A		3,944	1,940	2,067	N/A

TOTAL OFFICES AND OTHER RENTAL PROPERTIES (9)		237,188	82%	N/A	12,799	154,164	147,749	102,159	958,388

Notes:

(1)	Total leaseable area for each property as of June 30, 2010. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2010.
(3)	Agreements in force as of 06/30/10 for each property were computed.
(4)	Total leases consolidated by application of the method under Technical Resolution RT21.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2768 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(8)	Includes the following properties: 1 unit of Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Revenues from building management fees.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2010	25	61,778	32%	4,540,039	3%
2011	54	48,332	25%	48,711,626	32%
2012	51	41,343	21%	55,444,927	36%
2013+	46	42,509	22%	43,630,088	29%
Total	176	193,962	100%	152,326,680	100%

*	Includes Offices which contract has not been renewed as of June 30, 2010.
*	Does not include vacant leased square meters.
*	Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2010, 2009 and 2008:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2010	2009	2008
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	83	100	100
Bouchard 551	100	96	100
Dock del Plata(3)	N/A	80	100
Libertador 498	100	100	100
Maipú 1300	99	100	100
Laminar Plaza(3)	N/A	N/A	100
Madero 1020	100	100	100
Reconquista 823/41(3)	N/A	N/A	100
Suipacha 652/64	95	100	100
Edificios Costeros(3)	N/A	59	89
Costeros Dock IV	90	90	100
Torre BankBoston	96	100	100
Edificio República	80	64	19
Dique IV, Juana Manso 295	92	89	N/A
Other(2)	86	89	100

Notes:

(1)	Leased square meters in accordance with agreements in effect as of June 30, 2010, 2009 and 2008 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.
(3)	This property was fully sold.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2010, 2009 and 2008:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2010	2009	2008
	(Ps/ sqm)	(Ps/ sqm)	(Ps/ sqm)
Offices
Intercontinental Plaza	957	717	555
Bouchard 710	938	1,158	861
Bouchard 557	960	870	458
Dock del Plata(2)	422	908	877
Libertador 498(3)	1,366	1,005	812
Maipú 1300	1,103	962	789
Laminar Plaza(2)	N/A	817	860
Madero 1020	307	281	414
Reconquista 823/41(2)	N/A	416	450
Suipacha 652/64	419	334	217
Edificios Costeros(2)	216	639	610
Costeros Dock IV	985	930	847
Torre BankBoston(3)	1,502	1,238	992
Edificio República	1,066	861	55
Dique IV, Juana Manso 295(4)	1,236	154	N/A
Other (5)	602	326	448

Notes:

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	The property was fully sold.
(3)	3,099 leasable square meters were sold in fiscal year 2009 and 3,719 leasable square meters were sold in fiscal year 2010.
(3)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year 2008.
(3)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 10 months of fiscal year 2008.
(4)	Fiscal year 2009 income corresponds to only 45 days.
(5)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República, City of Buenos Aires

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia, BASF Argentina S.A. and Banco Itaú.

Torre Bankboston, City of Buenos Aires

The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile, Kimberley Clark de Argentina and Hope, Duggan & Silva S.C.

Bouchard 551, City of Buenos Aires.

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A. and Regus Business Centre S.A.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Industrias Pugliese S.A.

Dique IV, Puerto Madero, City of Buenos Aires

About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A. and PPD Argentina S.A.

Libertador 498, Ciudad de Buenos Aires.

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 6 stories with an average area per floor of 620 square meters and of 153 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A., LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique IV, City of Buenos Aires.

On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Trafigura Argentina S.A.

Suipacha 652/64, City of Buenos Aires.

Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Other office properties.

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.8 million in annual rental income for fiscal year 2010. Among these properties are Madero 942 (sold in October 2008), Libertador 602 (sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties.

Our portfolio of rental properties as of June 30, 2010 includes 4 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95 million, Ps. 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

Sales of Non-Strategic Assets

During fiscal 2010 the Company executed and delivered title deeds for the sale of 14,772 sqm of gross leasable area (“GLA”) corresponding to non-strategic office assets in several transactions totaling approximately US$ 44 million. These transactions include, though are not limited to, 6 functional units (“FU”) at Edificio Dock del Plata representative of 3,986 sqm of gross leasable area; a commercial property in Puerto Madero designated as Edificio Cruceros (Dique II) representative of 6,389 sqm of GLA; 11 functional units at Edificio Libertador 498 representative of 3,720 sqm of GLA; one functional unit at the property located in Av. Libertador 602 representative of 677 sqm of GLA. This decision allows us to reinforce our financial robustness and to re-focus on consummating the potential business opportunities that are being added to our portfolio such as the incorporation into our portfolio of a plot of land known as “Terreno Catalinas Norte” that will allow us to construct an office building in the best zone of downtown Buenos Aires.

News for the period

During fiscal 2010 the Company executed and delivered title deeds for the sale of 14,772 sqm of gross leasable area (“GLA”) corresponding to non-strategic office assets in several transactions totaling approximately US$ 44 million. These transactions include, though are not limited to, 6 FU at Edificio Dock del Plata representative of 3,986 sqm of gross leasable area; a commercial property in Puerto Madero designated as Edificio Cruceros (Dique II) representative of 6,389 sqm of GLA; 11 FU at Edificio Libertador 498 representative of 3,720 sqm of GLA; one functional unit at the property located in Av. Libertador 602 representative of 677 sqm of GLA. This decision allows us to reinforce our financial robustness and to re-focus on consummating the potential business opportunities that are being added to our portfolio such as the incorporation into our portfolio of a plot of land known as “Terreno Catalinas Norte” that will allow us to construct an office building in the best zone of downtown Buenos Aires.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2010, Alto Palermo operated and owned majority interests in eleven shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one of which is located in the greater Buenos Aires (Alto Avellaneda) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2010, we owned 63.35% of Alto Palermo and Parque Arauco S.A. owned 29.55%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2010, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.9% of its fully diluted capital.

On January 14, 2010, we announced that Parque Arauco S.A. granted to us an option to purchase its 29.55% interest in Alto Palermo (including its direct and indirect interest in Convertible Notes for a principal amount of US$ 15.5 million issued by Alto Palermo), for a total amount of US$ 126 million. The option grants us the right to exercise it until August 31, 2010, extendable to November 30 of this year, under certain conditions. At the time of execution of the option, we made an initial payment of US$ 6.0 million, which is allocated to the purchase. If we do no exercise the option within the scheduled term, the deposit of US$ 6.0 million will not be reimbursed to us. The perfection of this transaction is subject to the negotiation and execution of the final documentation.

As of the date of issuance of these financial statements, we and Parque Arauco S.A. continue to finalize the legal and business structure that will support the referred option to purchase and we have agreed to extent the option’s exercise date to September 21, 2010.

As of June 30, 2010, Alto Palermo’s shopping centers comprised a total of 283,286 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2010, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.0%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2010:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./ 000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	11/97	18,629	100.0%	100.0%	98,020	82,450	69,847	134,984
Abasto Shopping(7)	07/94	37,603	100.0%	99.6%	91,304	77,773	69,639	163,556
Alto Avellaneda	11/97	36,579	100.0%	96.0%	59,833	47,488	39,958	73,454
Paseo Alcorta	06/97	14,390	100.0%	97.5%	42,714	39,067	37,293	70,663
Patio Bullrich	10/98	11,736	100.0%	99.7%	37,254	31,537	28,864	89,638
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	13,701	10,838	9,598	21,570
Buenos Aires Design	11/97	13,786	53.7%	98.4%	14,613	12,965	12,020	8,811
Alto Rosario Shopping(7)	11/04	28,650	100.0%	93.7%	30,821	24,141	20,040	77,401
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.1%	27,206	25,478	24,232	80,552
Fibesa and others (8)	—	N/A	100.0%	N/A	24,928	25,235	23,327	—
Neuquén(9)	07/99	N/A	98.1%	N/A	—	—	—	12,389
Panamerican Mall S.A. (10)	05/09	49,750	80.0%	100.0%	64,515	8,499	—	583,355
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.8%	13,446	11,262	10,577	68,958

TOTAL SHOPPING CENTERS		286,286	94.8%	98.0%	518,355	396,733	345,395	1,385,331

Consumer Financing revenues	—	N/A	100.0%	N/A	265,346	236,827	291,030	—

GENERAL TOTAL (11)		286,286	95.1%	98.0%	783,701	633,560	636,425	1,385,331

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business unit mentioned in Note 4 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Our Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	Ps.	Ps.	Ps.
Abasto	720,398,373	774,496,092	926,372,674
Alto Palermo	631,821,667	745,008,569	879,728,390
Alto Avellaneda	560,693,754	696,502,305	885,195,429
Paseo Alcorta	385,515,939	374,756,633	414,651,556
Patio Bullrich	271,411,516	274,923,406	344,789,105
Alto Noa	173,998,891	211,353,264	280,241,284
Buenos Aires Design	132,952,563	129,072,350	140,973,530
Mendoza Plaza	433,394,266	436,599,085	559,359,204
Alto Rosario	271,331,827	318,443,541	419,143,398
Cordoba Shopping-Villa Cabrera	120,827,838	133,526,649	164,257,027
Dot Baires Shopping	—	99,478,084	763,527,536

Total retail sales (2)	3,702,346,634	4,194,159,978	5,778,239,133

Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2011	573	94,456	33%	91,438,628	35%
2012	331	44,031	15%	65,011,180	25%
2013	333	43,359	15%	60,966,057	23%
2014 and subsequent	123	104,441	37%	43,606,081	17%

Total (2)	1.360	286,287	100%	261,021,946	100%

(1)	Includes vacant stores as of June 30, 2010. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2010, 2009 and 2008:

	As of June 30,
	2008	2009	2010
Abasto	99.6	99.8	99.6
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	99.8	100.0	96.0
Paseo Alcorta	99.5	97.9	97.5
Patio Bullrich	100.0	99.6	99.7
Alto Noa	100.0	99.9	99.9
Buenos Aires Design	100.0	98.8	98.4
Mendoza Plaza	97.7	96.8	93.1
Alto Rosario	99.2	95.0	93.7
Córdoba Shopping Villa Cabrera	97.2	96.4	98.8
Dot Baires Shopping	—	99.9	100
Weighted Average	99.3	98.5	97.5

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2010, 2009 and 2008:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,436.8	1,710.8	1,986.8
Alto Palermo	3,058.5	3,580.8	4,033.8
Alto Avellaneda	972.4	1,156.0	1,469.2
Buenos Aires Design	672.8	731.1	810.2
Paseo Alcorta	2,313.8	2,408.7	2,498.9
Patio Bullrich	2,095.6	2,254.6	2,673.9
Alto Noa	461.2	502.6	658.6
Alto Rosario	608.6	746.5	948.4
Mendoza Plaza	537.0	546.8	598.8
Córdoba Shopping- Villa Cabrera (2)	557.8	590.7	731.6
Dot Baires Shopping	—	1,162.4	1,081.9

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.
(2)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.

The annual rental price per square meter of gross leasable area reflects the sum of the base rent, supplementary rent and income from admission rights divided by the gross leasable area’s square meters.

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements. See “Risk Factors” for a detailed analysis.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2008, 2009 and 2010:

	Fiscal Year ended June 30,
	2010	2009	2008
	(in million of Ps.)	(in million of Ps.)	(in million of Ps.)
Fixed monthly minimum rent	259.7	196.0	159.1
Variable rent dependent on prices	95.4	70.9	73.3
Booth and kiosk rentals	39.4	31.8	27.1
Admission fees	62.7	47.7	40.3
Miscellaneous	36.3	33.3	32.0
Parking	24.9	17.1	13.6
Total rentals and services	518.4	396.7	345.4

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,635 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2010, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 879.7 million, which represents annual sales for approximately Ps. 47,223.3 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.1% of its gross leaseable area at June 30, 2010 and approximately 8.8% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 143-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,579 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 885.2 million, which represents annual revenues for approximately Ps. 24,199.5 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Musimundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of its gross leaseable area at June 30, 2010 and approximately 22.3% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 14,485 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 414.7 million, which represents annual sales for approximately Ps. 28,814.7 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.3% of Paseo Alcorta’s gross leaseable area at June 30, 2010 and approximately 9.7% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,604 square meters of gross leaseable area (41,336 sqm including Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 926.4 million, which represents annual sales for approximately Ps. 24,635.5. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.8% of its gross leasable area and approximately 10.7% of the annual base rent for the fiscal year ended on June 30, 2010.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,736 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 344.8 million, which represents sales for approximately Ps. 29,378.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of Patio Bullrich’s gross leaseable area at December 31, 2009, and approximately 15.3% of its annual base rent for the fiscal year ended on June 30, 2010.

Alto Noa, Salta, Province of Salta. Alto Noa is an 89-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 280.2 million, which represents annual sales for approximately Ps. 14,852.1 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 32.4% of Alto Noa’s gross leaseable area as of June 30, 2010 and approximately 15.3% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.64% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,621 square meters of gross leaseable area and 7 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 140.9 million, which represents annual sales for approximately Ps. 10,225.7 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.6% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 19.6% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 144 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,649 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 491.1 million, which represents annual sales for approximately Ps. 14,629.6 per square meter. Principal tenants are Frávega, Showcase, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.0% of Alto Rosario’s gross leaseable area as of June 30, 2010 and 10.8% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 151-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,548 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 20 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 559.4 million, which represents annual sales for approximately Ps. 13,760.1 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Village Cines. Mendoza Plaza Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of Mendoza Plaza Shopping’s gross leaseable area at December 31, 2009, and approximately 23.2% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping is a 104-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,541 square meters of gross leaseable area (GLA). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. During the six-month period ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 164.3 million, which represents annual sales for approximately Ps. 10,500.2 per square meter. Principal tenants are Showcase, Mc Donald’s, New Sport, Nike and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.4% of Córdoba Shopping’s gross leaseable area and approximately 11.2% of its annual base rent for the six-month period ended on June 30, 2010.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,750 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 763.5 million, which represents annualized sales for approximately Ps. 15,347.4 per square meter. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.3% of Dot Baires Shopping’s gross leasable area and approximately 23.3% of its annual base rent for the fiscal year ended on June 30, 2010.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo S.A. entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which Alto Palermo paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory. On July 1, 2010, the final deed of conveyance of title of the ongoing concern was executed and possession of the property where the shopping center is operating was delivered.

Consumer Financing

Tarshop. Through its subsidiaries, Tarshop and Metroshop, in which APSA owns a 100% and 50% interest, respectively, we are engaged in consumer financing operations. During fiscal year 2010, APSA executed an agreement to sell its 80% interest in Tarshop to Banco Hipotecario. On August 30, 2010, the Argentine Central Bank gave notice to Banco Hipotecario of the transaction’s approval, the closing of which is still pending. On May 21, 2010 and as part of the referred agreement, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement that perfected the transfer of shares, whereby Tarshop S.A. sold to APSA 18,400,000 non-endorsable registered Class A shares of Ps. 1 each and entitled to one vote per Class “A” share, representative of 50% of Metroshop S.A.’s stock capital.

Basically, two major instruments represent the Argentine consumer financing market: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2010, Tarshop had 872,000 customer accounts, 347,000 of which posted balances, with an average outstanding amount of Ps. 1,727 per account. The total portfolio amounted to Ps. 884.3 million, with 42.4% being securitized through the Tarjeta Shopping Financial Trust Program.

The loan portfolio, net of write-offs and including securitized coupons as of June 30, 2010 stood at Ps. 608.0 million, 2.9% less than the Ps. 627.0 million portfolio as of June 30, 2009.

Tarshop’s current business network is made up by 23 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2010, the retail stores that accept payments through the Tarshop credit card were more than 50,000, 30.2% of which post transactions on a regular basis. On the whole, more than 6.2 million transactions have been posted during the year mentioned.

(i)	As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2010 stood at 3.1% of the portfolio net of write-offs.

On October 30, 2009, Tarshop’s Extraordinary General Shareholders’ Meeting resolved upon a capital increase through the capitalization of irrevocable capital contributions on account of future capital increases, for the amount of Ps. 105.0 million, without issue premium, and the issuance of 105,000,000 non-endorsable common registered shares of Ps. 1 par value each and entitled to one vote per share. Such amount was contributed as financial aid to Tarshop during the second quarter of fiscal 2009, was subsequently accepted as irrevocable capital contributions. The adoption of this measure aimed at strengthening Tarshop’s balance sheet and at reinforcing its financial position in the face of the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and of Tarshop’s very low capitalization compared to its competitors.

In fiscal year 2010, as compared to fiscal year 2009, results have reverted from losses to profits, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses. It should be noted that during the last months of fiscal year 2009, a drop has been noted in comparison with previous quarters.

Sales and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2010, revenues from our Development and sale of properties segment were Ps. 225.6 million, compared to Ps.280.4 million in the fiscal year ended June 30, 2009.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 100% of our own units on sale, and the results will be reflected as the works make progress, consolidated at 50%.

As of June 30, 2010, the degree of progress shown by the works is about 83.16%. Their completion and delivery are estimated to take place in the year 2011.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2010, 2009 and 2008:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book Value Ps./000 (7)
									2010	2009	2008
Residential apartments
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	53,798	—	—
Swap receivables Terreno Rosario (8)(16)	04/30/99	—	4,692	80	63.35%	100.00%	0.00%	—	—	—	—	11,023
Terrenos Caballito(16)	11/03/97	42,668	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,794
Swap receivables Terreno Rosario (Cyrsa)(14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Swap receivables Terreno Rosario (KOAD)(14)	11/03/97	—	6,833	118	100.00%	98.00%	65.00%	—	—	—	—	32,462
Libertador 1703 y 1755 (Horizons)(15)	01/16/07	458,998	59,000	467	50.00%	83.16%	99.15%	—	—	—	—	208,644
Other(9)	N/A	234,552	120,080	1,438				367,847	1,289	3,483	61,133	10,227

Subtotal residential apartments		759,079	213,223	2,132				421,787	1,431	57,281	61,133	288,120
Residential communities
Abril/Baldovinos(10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.22%	237,062	5,067	9,904	4,030	1,763
El Encuentro	11/18/97	—	125,889	110	100.00%	100.00%	7.10%	11,830	3,482	—	—	10,256
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—

Subtotal residential communities		135,697	1,610,764	1,602				262,920	8,549	9,980	4,030	12,019
Land Reserves
Puerto Retiro	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,600
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,584
Pereiraola	12/16/96	—	1,299,630	—	100.00%	0.00%	100.00%	46,311	46,311	—	—	—
Terrenos Alcorta(8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario(8)	04/30/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	19,894
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	19,152	—
Terreno Baicom	12/23/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	273	21	29	57	5,705
Terreno Berutti(8)	06/24/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,934
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space(8)	09/24/97	—	21,406	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito(8)	10/01/98	—	23,791	—	63.35%	0.00%	0.00%	—	—	—	—	36,745
Patio Olmos(8)	06/30/08	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	35,704

Subtotal land reserves			20,841,043	—				131,818	46,332	8,714	22,637	403,200
Other												—
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	1,830	476	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	11/15/06	—	7,942	N/A	100.00%	100.00%	100.00%	84,206	42,136	42,070	—	—
Libertador 498	12/20/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	03/20/97	—	6,389	N/A	100.00%	100.00%	100.00%	68,580	68,580	—	—	—
Libertador 602	01/05/96	—	677	N/A	100.00%	100.00%	100.00%	10,948	10,948	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	74,510	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	31,535	—	—
Crucero I stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Other	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	25,479	912	3,099	112	—

Subtotal Other (12)		—	60,285					612,118	169,255	204,387	109,011

TOTAL(13)		894,776	22,732,332	3,734				1,428,643	225,567	280,362	196,811	703,339

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, for residential apartments and or communities (adjusted for inflation as of 02/28/03, as applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto and Terreno Mendoza through APSA (fully sold), Abasto Project through Cyrsa, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermos Park (fully sold), swap over Renoir II tower (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Pereiraola lots, through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).
(12)	Includes the following properties: Puerto Madero Dique XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(13)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2010 is 100% and with parcel “H” is 45%.

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2010, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2010 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2010, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units that belong to us and 165 parking spaces. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2010, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit with deed of sale to be executed in Alto Palermo Park.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2010, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2010, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby Koad S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project will offer a wide variety of amenities and services. As a result of this transaction, Koad promised to deliver to IRSA 118 apartments and 55 parking lots in the first tower, representing 25% of the total square meters for sale, expecting to conclude the construction of Tower 1 during the first semester of 2011 as well as the execution of the deeds of sale of the units involved. Accordingly, Koad granted to IRSA a first lien mortgage on the property to secure up to US$7.4 million of its obligations to IRSA and posted a surety bond in IRSA’s favor supporting an additional US$2.0 million of Koad’s obligations to the company. As of June 30, 2010, the degree of completion was 98% in Tower I. As of June 30, 2010, 61 apartments and 28 parking lots were sold for an amount of US$ 5.44 million.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

Cyrsa is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2010 preliminary sales agreements representing 99.15% of the units to be sold were executed, and the results will be reflected according to the work progress, consolidated at 50%. The units will be completed and delivered in the course of fiscal 2011. At June 30, 2010 the degree of progress was about 83.16%.

PAMSA-Dot Baires Offices. Pan American Mall S.A., a subsidiary of our subsidiary APSA, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building is almost operational and it marks the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Private Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2010, our residential communities for the construction of single-family homes for sale in Argentina had a total of 9,816.07 square meters of saleable area in Abril, and 127,795 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2010, 99.4% of the property had been sold for an aggregate of Ps. 237.1 million, with 9,816.07 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, we own 110 lots in a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2010, after having started its commercialization in March 2010, 11 units have been sold for US$ 1.1 million and a surface area of 10,211 square meters, and portfolio reserves for 6 additional units for US$ 0.56 million and a surface area of 6,669 square meters to be executed in the coming months.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2010, our land reserves totaled 27 properties consisting of approximately 2,084 hectares (including Torres de Rosario, Berutti lot, Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we had sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million was due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for our and our subsidiary, Palermo Invest S.A.’s benefit.

On the first days of September 2010, and after the end of fiscal year 2010, we acquired (through E-commerce Latina S.A.) a 100% interest in Unicity for the sum of US$ 2.5 million. The main asset of Unicity includes 31,491,932 shares representative of 10% of Solares de Santa María S.A.’s stock capital and pursuant to which it holds liabilities with IRSA for the purchase price balance, which as of even date amounts to US$ 9.1 million.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, we sold 10% of the capital stock of Solares de Santa María for the amount of US$ 10.6 million to Mr. Israel Sutton Dabbah, an unrelated third party, who is affiliated to the Sutton Group. US$ 1.6 million of the purchase price were paid and the balance of US$ 9.0 million will be paid on June 23, 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07 and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity that has the referred decree for the company, alternatively, Agreement 5/10 was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. which already has the consent of the Executive Branch.

Berutti lot. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Terreno Paraná. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July, the sum of US$ 0.5 million was paid as advance payment and as consideration for promising not to sell the property until November 27, 2009.

Caballito lot, CYRSA. During fiscal 2008, we and CYRSA Sociedad Anónima executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to tender certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

Terreno Baicom. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in line with the City of Buenos Aires urban construction rules and regulations.

Land reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Through Inversora Bolivar, we had a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, the Company entered into a purchase and sale agreement with a third party whereby IRSA agrees to sell 100% of Pereiraola S.A.’s shares. The total price of the transaction was established at US$ 11.8 million plus VAT, which meant a gain of Ps. 21.7 million over book value.

On June 25, 2010, we accepted a purchase bid for US$ 11,786,972, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid us US$ 1,940,000. The US$ 7,760,000 balance will be paid in 4 half-yearly, equal and consecutive installments of US$ 1,940,000 each. As to the non-monetary part of the transaction, the buyer will transfer ownership to us over certain lots within the 36 months starting on the date its bid is accepted.

To secure payment of the price, the buyer sets up a pledge over Pereiraola’s shares, which remain in our custody. Besides, the buyer raised a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2010.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, 2 of the plots had been bartered (plots 2-G and 2-H).

The barter of parcel 2-G represents a total of 10,128 square for sale. Condominios de Alto S.A. will receive 15 apartments, with a total constructed area of 1,504 square meters and 15 parking spaces as consideration for the barter agreement, which units are already for sale since May.

The barter of parcel 2-H represents a total of 14,500 square meters for sale, 3,188 square meters of which represent the consideration for the barter agreement. This area is equivalent to 42 apartments and 42 parking spaces.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 square meters located in the surroundings, of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Accumulated sales in Ps. 000 as of June, 30 (in thousand Ps.)			Book value as of 06/03/10 (Ps.000)
						2010	2009	2008
Intercontinental(3)	11/01/97	76.34%	309	67.9%	607	64,092	61,367	57,517	54,599
Sheraton Libertador(4)	03/01/98	80.00%	200	82.3%	449	36,996	37,060	34,526	40,673
Llao Llao(5)	06/01/97	50.00%	201	45.7%	1,113	58,806	60,486	56,804	79,176
Terrenos Bariloche(5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.6%	653	159,894	158,913	148,847	196,348

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay

In the course of fiscal 2009 we acquired a 100% ownership interest in Liveck S.A. (“Liveck”), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. These companies own as-yet undeveloped land in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo. Out of those US$ 7.8 million, US$ 2.5 million were paid in cash and it was agreed that the US$ 5.3 million balance could be cancelled, at the option of the seller, either through five annual and equal installments of US$ 1.0 million each, accruing interest at an annual 3.5% interest rate on outstanding balances, or through an assignment of 12% of the square meters to be developed in the property mentioned. There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. On June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

In June 2009 Liveck acquired a 90% stake in the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both of which own real estate located in Uruguay’s Canelones department. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey).

We and our partners intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local Legislature.

The total purchase price for Zetol was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by the Company. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

The parties have agreed that the above-mentioned duties will be rendered ineffectual if prior to September 1, 2010, inclusive, the parties had signed a stockholder agreement in that respect. If no such agreement is executed and delivered, the transaction will be formally instrumented on September 13, 2010.

In December 2009, Vista al Muelle acquired other real property totaling US$ 1.9 million; there has been a US$ 0.3 million down payment and the balance shall be cancelled through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

Investment in Lipstick building, New York, United States

During 2008, we acquired a 30% equity interest in Metropolitan, a company incorporated in Delaware, whose main asset is an office building known as “Lipstick” located in the City of New York for US$ 22.6 million. The Lipstick Building is a 34-story office building located on Third Avenue between 53rd and 54th Streets in Manhattan, City of New York. The property has approximately 59,000 square meters of leaseable area. In addition, we acquired put rights over 50% of the interest purchased until the third anniversary of the transaction, for a price equal to the amount invested plus interest at rate of 4.5% per annum. In addition, we acquired a right of first refusal over 60% of the 5% interest currently held by one of the shareholders of Metropolitan.

On August 4, 2010, and for purposes of facilitating the negotiations, within the framework of a debt renegotiation, started by Metropolitan 885 Third Avenue LLC, with the Royal Bank of Canada, IRSA executed an Escrow Agreement with the broker Fidelity National Title, Insurance Company and transferred the amount of US$ 15,000,000 as non-binding bona fide deposit, and for the sole purpose of allowing further negotiations between the parties. The Escrow Agreement’s term is until September 27, 2010.

Investment in Hersha Hospitality Trust

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we has an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

In January 2010, we acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. Therefore, as of June 30, 2010, our interest in Hersha amounted to 11.31%.

Hersha is a REIT traded in the New York Stock Exchange, under the “HT” ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2010, Hersha’s portfolio of hotels comprises majority stakes in 62 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the “select service” and “upscale hotels” categories. In the aggregate, Hersha’s 77 hotels represent over 10,335 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r), Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY

On August 26, 2010, Irsa Inversiones y Representaciones S.A and other U.S. partners entered into a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY. The investment vehicle is the domestic company Rigby 183 LLC, which, after the consummation of the transaction, will control a 19-story building located at such address, in a Manhattan area known as “Midtown South”. The area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden. It also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options. The building has around 22,893 sqm of leasable area and the price offered for the property amounted to US$ 75.2 million. As the seller is under reorganization proceedings, judicial authorizations are still pending to consummate the transaction. Should it be consummated, Irsa would have 49% of Rigby 183 LLC’s capital stock.

On August 30, 2010, IRSA transferred US$ 7,312,500 so as to contribute it jointly with that of its partners in Rigby 183 LLC as Deposit to the seller for the executed agreement. It should be noted that this transaction has not been consummated and is subject to the certain conditions.

Sofora Offer

During this fiscal year, we participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, the Company submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo S.A.’s Notes that we acquired.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Competition

Offices and other non-shopping center rental properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping centers

Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leaseable area	Shops	% Overall national gross leaseable area (2)	% Shops (2)
					(%)	(%)

APSA
Abasto de Buenos Aires		CABA	41,335	173	2.70%	3.09%
Alto Palermo Shopping		CABA	18,629	145	1.21%	2.59%
Buenos Aires Design(3)		CABA	13,786	63	0.90%	1.13%
Dot Baires Shopping		CABA	49,750	153	3.24%	2.74%
Paseo Alcorta(4)		CABA	53,040	111	3.46%	1.98%
Patio Bullrich		CABA	11,736	85	0.77%	1.52%
Córdoba Shopping(4)		Córdoba	22,625	104	1.48%	1.86%
Alto Avellaneda(4)		GBA	67,533	142	4.40%	2.54%
Mendoza Plaza Shopping(4)		Mendoza	40,651	150	2.65%	2.68%
Alto Rosario (4)		Rosario	40,910	144	2.67%	2.57%
Alto Noa(4)		Salta	18,869	90	1.23%	1.61%
Subtotal			378,864	1,360	24.71%	24.31%

Cencosud S.A.
Portal de Palermo(4)		CABA	32,252	36	2.10%	0.64%
Portal de Madryn		Chubut	4,100	26	0.27%	0.46%
Factory Parque Brown(4)		GBA	31,468	91	2.05%	1.63%
Factory Quilmes(4)		GBA	40,405	47	2.63%	0.84%
Factory San Martín(4)		GBA	35,672	31	2.33%	0.55%
Las Palmas del Pilar Shopping(4)		GBA	50,906	131	3.32%	2.34%
Plaza Oeste Shopping(4)		GBA	41,120	146	2.68%	2.61%
Portal Canning(4)		GBA	15,114	21	0.99%	0.38%
Portal de Escobar(4)		GBA	31,995	31	2.09%	0.55%
Portal Lomas(4)		GBA	32,883	50	2.14%	0.89%
Unicenter Shopping(4)		GBA	94,279	287	6.15%	5.13%
Portal de los Andes (4)		Mendoza	30,558	45	1.99%	0.80%
Portal de la Patagonia(4)		Neuquén	34,230	93	2.23%	1.66%
Portal de Rosario(4)		Rosario	66,361	182	4.33%	3.25%
Portal de Tucumán(4)		Tucumán	21,301	94	1.39%	1.68%

Subtotal			562,644	1311	36.69%	23.41%

Other Operators

Subtotal			592,180	2,923	38.60%	52.28%

Total			1,533,688	5,594	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The credit card market in Argentina is highly competitive due to the active participation in this market of substantially all international and domestic banks conducting business in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional and zonal cards: Naranja, Provencred and Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro and Standard.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and sale of properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a substantial supply of comparable properties in the vicinity of our developed properties which may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Hotel operations

We own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

5. RECENT EVENTS

These events took place subsequent to our year-end date, June 30, 2010:

Issuance of Notes

On July 20, 2010, we issued non-convertibles notes for a principal amount of US$ 150 million (“Series II Notes”) under the Global Note Program for up to US$ 400 million in nominal value, maturing on July 20, 2020. The issue price was 97.838% of the nominal value and accrue interest at a nominal rate of 11.5% per annum, payable semi-annually on January and June 20, each year, commencing on January 20, 2011.

Sofora Offer

During this fiscal year, we participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, we submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo S.A.’s Notes purchased by us.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Extension of the term of the option to purchase the equity interest in Alto Palermo S.A (APSA)

As of the date of these financial statements, IRSA and Parque Arauco S.A. continue to finalize the legal and business structure that will support the referred option and have agreed to extend the option’s exercise date to September 21, 2010.

Acquisition of “Soleil Factory” Shopping Center’s Going Concern

On July 1, 2010, Alto Palermo S.A. (APSA) and INCSA executed the final instrument of partial transfer of Going Concern and Closing Minutes whereby INCSA transferred the going concern of the Shopping Center that does business under the name “Soleil Factory”, which started operations on the date referred to above.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

San Miguel de Tucumán Plot

We executed, through our subsidiary Alto Palermo, an offer for the purchase, construction and operation of a shopping center in a plot of land owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction is subject to certain conditions precedent.

Paraná Plot

On August 12, 2010 we executed the preliminary purchase agreement through our subsidiary Alto Palermo. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million were paid as advance payment on July 14, 2009; and ii) US$ 0.1 million were paid upon execution of the preliminary agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Torres Rosario Project

On April 14, 2010 and May 3, 2010 we sold, through our subsidiary Alto Palermo, the lots designated as 2A and 2E. The transaction price was US$ 4.2 million for lot 2A and US$ 1.4 million for lot 2E.

6. SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table shows a summary of our financial and other information as of June 30, 2010 and 2009 and for the fiscal years ended on such dates. This information has been derived from our audited financial statements and their related notes (the “Consolidated Financial Statements” or “financial statements”). As the following information is a summary, it does not include all the information reflected in the Audited Consolidated Financial Statements and in the relevant notes:

	As of June 30 and for the fiscal years ended on such dates,(1)
	2010	2009
Information from the Consolidated Statement of Income
Sales, leases and services	1,323,326	1,220,584
Cost of sales, leases and services	(475,295)	(508,506)

Gross profit	848,031	712,078

Selling expenses	(185,401)	(236,201)
Administrative expenses	(195,291)	(147,329)

Subtotal	(380,692)	(383,530)

Gain from recognition of inventories at net realizable value	33,831	12,056
Income / (loss) from retained interest in securitized receivables (Tarjeta Shopping)	37,470	(46,012)
Income from real estate transactions and holdings	1,091	1,124

Operating income	539,731	295,716

Amortization of goodwill	1,641	1,602

Asset-generated financial income / (loss):
Interest income	20,204	1,913
Foreign exchange gains/losses	6,774	50,628
Other results from holdings	8,197	27,173

Subtotal	35,175	79,714

Liabilities-generated financial income / (loss):
Interest expenses	(146,402)	(120,959)
Foreign exchange gains / losses	(49,392)	(208,391)
Other financing expenses	(4,477)	113,255

Subtotal	(200,271)	(216,095)

Total financial results and holding results, net	(165,096)	(136,381)

Income / (loss) on equity investees	160,416	61,542
Other income and expenses, net	(10,311)	(8,855)

Income before tax and minority interest	526,381	213,624

Income tax and minimum presumed income tax	(148,427)	(80,334)
Minority interest	(43,453)	25,345

Net income	334,501	158,635

Income/(loss) per share - basic	0.578	0.274
Income/(loss) per GDS - basic	5.780	2.740
Income/(loss) per share - diluted	0.578	0.274
Income/(loss) per GDS - diluted	5.780	2.740

Consolidated Balance Sheet Data
Cash and Bank and current Investments	330,343	401,796
Inventories	259,569	24,899
Receivables from sales, leases and services	359,529	263,471
Total current assets	1,205,019	891,869
Long-term investments	1,480,805	1,001,654
Fixed assets	2,692,637	2,720,506
Total assets	5,633,441	4,935,987
Short-term debt(2)	609,190	351,173
Total current liabilities	1,341,620	974,890
Long-term debt(3)	1,031,528	1,044,725
Total non-current liabilities	1,325,668	1,401,054
Net shareholders’ equity	2,403,046	2,095,662

EBITDA(4)	700,355	429,564
Depreciations and amortizations(5)	161,715	134,972
Capital expenditures(6)	168,460	282,133
Net cash flows generated by (applied to):
Operating activities	235,817	299,293
Investing activities	(470,202)	(443,457)
Financing activities	199,797	(58,898)

(1)	In thousands of Pesos, except income/loss per ordinary share. Sums may not total due to rounding.
(2)	Includes current financial loans and the current portion of mortgages payable.
(3)	EBITDA: Consolidated operating income/(loss) plus Consolidated Depreciations and Amortizations, less Consolidated income/(loss) for real estate transactions and holdings.
(4)	Corresponds to depreciations and amortizations included in operating income.
(5)	Includes the purchase of fixed assets (including premises and equipment), land reserves and renewal and redesigning of hotels and shopping centers. It also includes escrow deposits in favor of third parties relating to the acquisition of certain fixed assets.

7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations as of June 30, 2010 and 2009 and for the fiscal years ended on such dates should be read in conjunction with our “Audited Consolidated Financial Statements”.

Variability of Results

Income derived from the lease of office space and retail stores and sales of properties are two core sources of income. The historical results of our Company’s operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Consolidation

We have consolidated our Balance Sheets, Income and Cash Flow statements for the fiscal years ended June 30, 2010 and 2009 line by line with the financial statements of our controlled companies in accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”), approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the Comisión Nacional de Valores (Argentine Securities Commission). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made from the financial statements as of June 30, 2009 originally released for purposes of their comparison with the figures as of June 30, 2010.

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation until August 31, 1995. From that date to December 31, 2001, the financial statements’ restatement was discontinued due to the existence of a monetary stability period. From January 1, 2002 to February 28, 2003, the effects of inflation were recognized due to the existence of an inflationary period. Inflation accounting was again discontinued as from that date.

This criterion represents a departure from the generally accepted accounting principles, which required that the financial statements be restated up to September 30, 2003. However, due to low inflation rates during the period from March to September 2003, this departure did not have a material effect on the financial statements taken as a whole.

The index used for the restatement of accounts was the wholesale domestic price index published by the Argentine Institute of Statistics and Census.

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS)1. In conformity with the planned schedule, the Company is set to start training its own accounting and tax area personnel and that of its subsidiaries and related companies in the coming quarter and expects to have completed the training in the next fiscal year. Besides, as soon as all requisite submissions and filings of the Company’s financial statements as of June 30, 2010 have been complied with, work will start in the process to prepare an initial diagnosis of the differences between standards. This process is estimated to be carried out in the next fiscal year.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any potential deviation from the stipulated objectives and terms.

Revenue Recognition

We primarily derive our revenues from Argentina-based office space and shopping center rentals and operation, development and sale of residential properties, consumer financing operations and hotel operations. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We recognize income from the sale of properties when all the criteria listed below are met:

(a) the sale has been consummated (sales are not considered to have been consummated until (i) the parties are bound by the terms of an agreement, (ii) all valuable considerations have been exchanged, (iii) any permanent financing to be granted by the seller has been agreed upon, and (iv) all the conditions previous to the closing of the deal have been met);

(b) we have determined that the initial and continued investment by the buyer is adequate evidence of a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured based on (i) its components and (ii) its size compared to the price of the property);

(c) we have a receivable not subject to future subordination (our receivable shall not occupy a rank, class or position junior to the remaining liabilities of the buyer) and

(d) we have transferred to the buyer the risks and benefits inherent in ownership and we no longer hold a continued ownership interest over the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. It is not until construction works have been significantly commenced and the down payments received are substantial as per our own parameters that we recognize revenues.

[1]

[1] The International Organization of Securities Commissions (“IOSCO”) has recommended that the entities that sell their securities through public offering should adopt the IFRS as issued by the International Accounting Standards Board (“IASB”) in the preparation and presentation of their financial statements. Against this backdrop, the Argentine Securities Commission (“CNV”) General Resolution No. 562 imposed on the companies subject to its oversight a duty to adopt the IFRS as they foster consistency in financial statement preparation and help attract foreign and local investors.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Offices and other non-shopping center rental properties leases and services. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases and unpaid leases are included in the receivables account in the financial statements.

Shopping center operations, leases and services. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is accounted for on an accrual basis.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, contingent rents are not recognized until the required thresholds are exceeded.

In general, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties that range from one to one and a half month rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to the amounts established in their leases, which vary from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the entirety of the shopping centers operations. We recognize administration fees monthly as they accrue. In addition to rent, we generally charge tenants admission rights that they may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements.

We also derive revenues from parking lot fees charged to visitors. We recognize parking revenues as services are performed.

In addition, we act as lease agents by contacting potential tenants of available spaces in our shopping centers. As a result, we principally obtain revenues from fees charged by us for the execution of lease agreements, which are calculated as a percentage of rental income and admission rights. This income is accounted for at the time of successful conclusion of the transaction.

Consumer financing operations. We derive revenues from consumer financing transactions with credit cards which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) income from interest arising from financing and loan activities.

Hotel operations. We recognize revenues from room service, catering services, and restaurant as earned on the close of each business day.

Operating Costs and Expenses

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments.

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments are allocated to these business units. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments.

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 40.6% and 59.4% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments) are allocated to the Development and sale of properties segment and to the Offices and other non-shopping center rental properties segment, respectively.

Allocation of results from recognition of inventories at net realizable value

These results are allocated to the Sales and development segment.

Allocation of results from retained interest in securitized receivables (Consumer financing)

These results are allocated to the Consumer financing segment.

Allocation of results from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results and holding results to business segments

Includes interest income, exchange gain (loss) from assets, other holding results, interest expenses, exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer financing and Hotel operations manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gains/(Losses) on equity investees, Other income and expenses, Minority interest and Income tax to business segments

Allocation of Gain/(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Allocation of other income and expenses

The Shopping centers, Consumer Financing and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial transactions and other segment since they are not specifically generated by any other separate segment.

Allocation of Income tax and minimum presumed income tax

Income tax and the respective minimum presumed income tax are allocated to the segment that generates them.

Allocation of minority interest

Minority interests are allocated to the respective segments that generate them.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are: “Development and sale of properties”, “Offices and other non-shopping center rental properties”, “Shopping centers”, “Hotel operations”, “Consumer financing”, and “Financial transactions and other.”

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of construction and/or sale of buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for offices and other non-shopping center rental properties, received from tenants.

Shopping Centers. This segment includes the operating results from the shopping center business, principally consisting of lease and service revenues from tenants.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room service, catering service and restaurant revenues.

Consumer Financing. It includes the results from the management of the credit portfolio by the companies Tarshop S.A. and Metroshop S.A.

Financial transactions and other. This segment primarily includes any income/(loss) relating to and/or arising from securities-related transactions and other businesses. This segment also includes the results from related companies associated with the banking business.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. None of our activities is dependent upon a single customer.

The following tables contain some operating data by business segment

As of and for year ended June 30, 2010	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Consumer Financing	Financial transactions and other	Total
	(in thousand of Ps.)
Consolidated Income Statement data
Sales, leases and services	225,567	154,164	518,355	159,894	265,346	—	1,323,326
Costs of sales, leases and services	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	—	(475,294)
Gross profit	142,422	123,296	359,440	56,997	165,876	—	848,032
Selling expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	—	(195,291)
Administrative expenses	33,831	—	—	—	—	—	33,831
Income / (loss) from recognition of inventories at net realizable value	—	—	—	—	37,470	—	37,470
Income / (loss) on retained interest in securitized receivables (consumer financing)	730	361	—	—	—	—	1,091
Income / (loss) on real estate transactions and holdings	139,516	73,526	267,971	5,414	53,304	—	539,731
Operating income / (loss)	844	863	561	—	(627)	—	1,641
Goodwill amortization	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Financial results and holding results, net	1,907	—	40	5,990	—	152,479	160,416
Income / (loss) on equity investees	—	—	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Other income and expenses, net	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income / (loss) before tax and minority interest	(45,541)	(15,250)	(68,086)	207	(10,473)	(9,284)	(148,427)
Income tax and minimum presumed income tax	140	—	(48,373)	4,938	(158)	—	(43,453)
Minority interest	87,998	40,652	63,228	3,456	21,141	118,026	334,501
Income / (loss) for the year	0.63	0.80	0.69	0.36	0.63	—	0.64
Gross margin (2)	0.62	0.48	0.51	0.03	0.20	—	0.41
Operating margin (3)	0.39	0.26	0.11	0.02	0.08	—	0.25
Net margin (4)	225,567	154,164	518,355	159,894	265,346	—	1,323,326
Depreciations and amortizations (5)	254	23,595	109,184	16,524	5,071	—	154,528
Consolidated Balance Sheet data
Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441
Operating liabilities	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(1)	Includes offices, retail stores and residential units.
(2)	Gross profit divided by Sales, leases and services.
(3)	Operating income/(loss) divided by Sales, leases and services.
(4)	Income/(Loss) for the year divided by Sales, leases and services.
(5)	Included in Operating income/(loss).

As of and for year ended June 30, 2009	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial transactions and other	Total
	(in thousand Ps.)
Income statement data
Sales, leases and services	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs of sales, leases and services	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Income/(loss) from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Income/(loss) on retained interest in securitized receivables (Consumer financing)	—	—	—	—	(46,012)	—	(46,012)
Income/(loss) on real estate transactions and holdings	51	1,073	—	—	—	—	1,124
Operating income/(loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716
Goodwill amortization	455	1,100	47	—	—	—	1,602
Financial results and holding results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Income/(loss) on equity investees	1,974	—	40	—	—	59,528	61,542
Other income and expenses, net	—	—	3,882	127	(606)	(12,258)	(8,855)
Income/(loss) before tax and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and minimum presumed income tax	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345
Income/(Loss) for the year	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635
Gross margin (2)	0.47	0.80	0.72	0.38	0.48	—	0.58
Operating margin (3)	0.43	0.52	0.54	0.05	(0.53)	—	0.24
Net margin (4)	0.27	0.32	0.13	0.01	(0.21)	—	0.13
Depreciations and amortizations (5)	782	24,781	86,643	18,001	5,584	—	135,791
Balance Sheet Data
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(1)	Includes offices, retail stores and residential units.
(2)	Gross profit divided by Sales, leases and services
(3)	Operating income/(loss) divided by Sales, leases and services
(4)	Income/(Loss) for the year divided by Sales, leases and services
(5)	Included in Operating income/(loss)

As of and for year ended June 30, 2008	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial transactions and other	Total
	(in thousand Ps.)
Income statement data
Sales, leases and services	196,811	102,159	345,395	148,847	291,030	—	1,084,242
Costs of sales, leases and services	(150,894)	(26,347)	(99,175)	(84,220)	(103,587)	—	(464,223)
Gross profit	45,917	75,812	246,220	64,627	187,443	—	620,019
Income/(loss) from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(194,726)	—	(247,297)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(9,115)	—	(122,121)
Income/(loss) on retained interest in securitized receivables (Consumer financing)	—	—	—	—	(1,261)	—	(1,261)
Income/(loss) on real estate transactions and holdings	66	2,604	—	—	—	—	2,670
Operating income/(loss)	19,270	52,930	182,261	18,040	(17,659)	—	254,842
Goodwill amortization	488	1,782	(390)	—	(242)	—	1,638
Financial results and holding results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Income/(loss) on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Other income and expenses, net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income/(loss) before tax and minority interest	10,191	44,643	163,228	6,420	(14,476)	(49,119)	160,887
Income tax and minimum presumed income tax	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Income/(Loss) for the year	12,012	46,322	51,889	3,273	(8,540)	(50,081)	54,875
Gross margin (2)	0.23	0.74	0.71	0.43	0.64	—	0.57
Operating margin (3)	0.10	0.52	0.53	0.12	(0.06)	—	0.24
Net margin (4)	0.06	0.45	0.15	0.02	(0.03)	—	0.05
Depreciations and amortizations (5)	577	24,908	73,185	13,283	1,888	—	113,841
Balance Sheet Data
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(1)	Includes offices, retail stores and residential units.
(2)	Gross profit divided by Sales, leases and services
(3)	Operating income/(loss) divided by Sales, leases and services
(4)	Income/(loss) for the year divided by Sales, leases and services
(5)	Included in Operating income/(loss)

Results of IRSA’s Operations for the Fiscal Years ended June 30, 2010 and 2009

Sales, leases and services

Revenues grew by 8.4%, from Ps. 1,220.6 million for the fiscal year 2009 to Ps. 1,323.3 million in the fiscal year 2010 due to the increases in revenues posted by each one of our segments, except for the Development and sale of properties segment that will be further discussed below.

Development and sale of properties

This segment’s revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment declined by 19.5% from Ps. 280.4 million for the fiscal year 2009 to Ps. 225.6 million for the fiscal year 2010.

The revenues of our Development and sale of properties segment for fiscal year 2009 included, mainly:

•	Ps. 53.8 million as income from the sale of Torre Renoir in its entirety;

•	Ps. 74.5 million as income from the sale of the Laminar Plaza building;

•	Ps. 42.1 million as income from the sale of Dock del Plata finished units;

•	Ps. 36.4 million as income from the sale of 4 stories in the building located at Libertador 498;

•	Ps. 31.5 million as income from the sale of the Reconquista 823 building;

•	Ps. 9.9 million as income from the sale of parcels at Abril;

•	Ps. 7.6 million as income from the sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•	Ps. 6.9 million as income from the sale of a Torre BankBoston storey;

•	Ps. 6.1 million as income from the sale of the building located at Avda. Madero 942.

The revenues of our Development and sale of properties segment for fiscal year 2010 included, mainly:

•	Ps. 68.6 million as income from the sale of Edificios Costeros (Dock II);

•	Ps. 46.3 million as income from the sale of the Pereiraola property;

•	Ps. 42.1 million as income from the sale of Dock del Plata finished units; and

•	Ps. 10.9 million as income from the sale of Libertador 602 in its entirety; and

•	Ps. 46.6 million as income from the sale of stories at the building located in Av. Del Libertador 498.

Offices and other non-shopping center rental properties

The revenues from our segment Offices and other non-shopping center rental properties were up by 4.3%, from Ps. 147.7 million for the fiscal year 2009 to Ps. 154.2 million for the fiscal year 2010. The factors that primarily account for this rise is that in fiscal 2010 the average price per leasable square meter was up by 1.1% on the previous year, that the properties’ occupancy rates were also up (from 91% to 93%) and that 11,298 square meters of new leasable space from the Dique IV office building, located at Juana Manso 295, and finished in May 2009, were incorporated into our portfolio.

These positive factors were partially offset by the 14,777 square meter reduction in the segment’s total leasable square meters sustained in fiscal 2010 basically on account of the sale of Edificios Costeros (Dock II) and of units in Dock del Plata, Libertador 498 and in other non-strategic properties, as further explained under Development and sale of properties.

Shopping centers

The revenues from our segment Shopping centers grew by 30.7%, from Ps. 396.7 million for the fiscal year 2009 to Ps. 518.4 million for the fiscal year 2010. The reasons are to be primarily found in the Ps. 109.8 million increase in revenues from leases and admission rights, explained in turn by: (i) an increase in Dot Baires Shopping’s turnover for the whole year, up on its results for one and a half month posted a year earlier; (ii) a 37.8% increase our lessees’ total sales, which rose from Ps. 4,194.2 million during the fiscal year ended on June 30, 2009 to Ps. 5,778.2 million in the fiscal year ended on June 30, 2010 thus resulting in higher percentage leases and (iii) an increase in the average price per square meter.

Hotel operations

The revenues from our segment Hotel operations rose slightly, up 0.6% on the Ps. 158.9 million posted in the fiscal year 2009 to Ps. 159.9 million for the fiscal year 2010, owing mainly to an increase in the average price per room offset in turn by a decrease in the average occupancy rate, which was down to 65.6% for fiscal 2010 from 69.8% for fiscal year 2009.

Consumer Financing

The revenues from our Consumer Financing segment grew by 12.0%, from Ps. 236.8 million for the fiscal year 2009 to Ps. 265.3 million for the fiscal year 2010. This increase was mainly due to rises in: (i) sales at retail stores and supermarkets; (ii) the loans granted and (iii) the cards issued.

Costs of sales, leases and services

The costs of sales, leases and services decreased by 6.5%, from Ps. 508.5 million for the fiscal year 2009 to Ps. 475.3 million for the fiscal year 2010, by reason of cost reductions in our Development and sale of properties and Consumer Financing segments, partially offset by an increase in the costs of our Shopping centers, Offices and other non-shopping center rental properties and Hotel operations segments. Our consolidated costs, as a percentage of our consolidated income shrank from 41.7% for fiscal year 2009 to 35.9%, for fiscal year 2010.

Development and sale of properties

This segment’s costs often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment shrank by 43.9%, from Ps. 148.3 million for the fiscal year 2009 down to Ps. 83.1 million for the fiscal year 2010.

The costs incurred by our Development and sale of properties segment for fiscal year 2009 primarily included:

•	Ps. 49.4 million as costs related to the sale of Torre Renoir in its entirety;

•	Ps. 29.6 million as costs related to the sale of the Laminar Plaza building;

•	Ps. 18.8 million as costs related to the sale of the building located at Reconquista 823;

•	Ps. 12.0 million as costs related to the sale of 4 stories in the building located at Libertador 498;

•	Ps.5.0 million as costs related to the sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•	Ps. 5.1 million as costs related to the sale of a Torre BankBoston storey;

•	Ps. 13.3 million as costs related to the sale of Dock del Plata finished units;

•	Ps. 4.2 million as costs related to the sale of parcels at Abril;

•	Ps. 2.3 million as costs related to the sale of the building located at Avda. Madero 942.

The costs incurred by our Development and sale of properties segment for fiscal year 2010 primarily included:

•	Ps. 22.4 million as costs related to the sale of the Pereiraola property;

•	Ps. 21.4 million as costs related to the sale of Edificios Costeros (Dique II);

•	Ps. 14.5 million as costs related to the sale of Dock del Plata finished units; and

•	Ps. 14.1 million as costs related to the sale of stories at the building located in Av. Del Libertador 498.

•	Ps. 3.1 million as costs related to the sale of Libertador 602 in its entirety.

The costs associated to our Development and sale of properties segment as a percentage of this segment’s revenues shrank from 52.9% for fiscal year 2009 to 36.9% for fiscal 2010.

Offices and other non-shopping center rental properties

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Offices and other non-shopping center rental properties segment grew by 5.2%, from Ps. 29.3 million for the fiscal year 2009 to Ps. 30.9 million for the fiscal year 2010, mainly owing to an increase in real estate maintenance costs and taxes, rates and contributions.

The costs associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues remained stable, in the region of 20%, for both fiscal years.

Shopping centers

The costs of our Shopping centers segment grew by 45.4% from Ps. 109.3 million for the fiscal year 2009 to Ps. 158.9 million for the fiscal year 2010, mainly by reason of: (i) higher amortization and depreciation charges, which rose by Ps. 23.3 million; (ii) a Ps. 9.0 million increase in parking lot costs; (iii) a Ps. 14.7 million increase in non-recovered common maintenance expenses and (iv) higher lawsuit-related contingencies charges, which amounted to Ps. 2.2 million.

The costs associated to our Shopping centers segment as a percentage of this segment’s revenues grew from 27.5% for fiscal year 2009 to 30.7% for fiscal 2010.

Hotel operations

The costs of our Hotel operations segment grew by 4.1%, from Ps. 98.9 million for the fiscal year 2009 to Ps. 102.9 million for the fiscal year 2010, mainly by reason of a Ps. 4.1 million rise in salaries and social security contributions explained, in turn, by salary raises partly offset by the Ps. 1.3 million increase in tax benefits that reduced such expenses.

The costs associated to our Hotel operations segment as a percentage of this segment’s revenues rose from 62.2% for fiscal year 2009 to 64.4% for fiscal 2010.

Consumer Financing

The costs of our Consumer Financing segment shrank by 18.9%, from Ps. 122.7 million for the fiscal year 2009 to Ps. 99.5 million for the fiscal year 2010. The reason is to be found, primarily, in the decreases sustained by: (i) interest and commission costs and, (ii) the costs of salaries and social security contributions partly offset by (iii) an increase in third-party fees and services charges.

The costs associated to our Consumer Financing operations as a percentage of this segment’s revenues shrank from 51.8% for fiscal year 2009 to 37.5% for fiscal 2010.

Gross profit

As a result of the factors described in the preceding paragraphs, Gross profit expanded by 19.1%, from Ps. 712.1 million for the fiscal year 2009 to Ps. 848.0 million for the fiscal year 2010, primarily on account of the increase in the Gross profit posted by our Shopping centers, Consumer Financing, Development and sale of properties and Offices and other non-shopping center rental properties, partly offset by a decrease in the Gross profit of our Hotel operations segment. When measured as a percentage of our revenues, Gross profit rose from 58.3% for fiscal year 2009 to 64.1% for fiscal 2010.

Development and sale of properties

The Gross profit of our Development and sale of properties segment rose by 7.9%, from Ps. 132.0 million for the fiscal year 2009 to Ps. 142.4 million for the fiscal year 2010.

Offices and other non-shopping center rental properties

The Gross profit of our Offices and other non-shopping center rental properties segment grew by 4.1%, from Ps. 118.4 million for the fiscal year 2009 to Ps. 123.3 million for the fiscal year 2010.

Shopping centers

The Gross profit of our Shopping centers segment climbed 25.0%, from Ps. 287.5 million for the fiscal year 2009 to Ps. 359.4 million for the fiscal year 2010.

Hotel operations

The Gross profit of our Hotel operations segment went down by 5.0%, from Ps. 60.0 million for the fiscal year 2009 to Ps. 57.0 million for the fiscal year 2010.

Consumer Financing

The Gross profit of our Consumer Financing segment rose by 45.3%, from Ps. 114.1 million for the fiscal year 2009 to Ps. 165.9 million for the fiscal year 2010.

Selling expenses

Selling expenses dropped by 21.5% from Ps. 236.2 million for the fiscal year 2009 to Ps. 185.4 million for the fiscal year 2010, mainly by reason of a reduction in the Selling expenses of our Consumer Financing, Offices and other non-shopping center rental properties and Hotel operations segments, which were in turn partly offset by increases in the Selling expenses of our Shopping centers and Development and sale of properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 19.4% for fiscal year 2009 to 14.0% for fiscal 2010.

Development and sale of properties

The Selling expenses of our Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses grew by 12.9%, from Ps. 2.1 million for the fiscal year 2009 to Ps. 2.4 million for the fiscal year 2010, mainly by reason of a Ps. 0.4 million increase in the advertising and promotion bills.

When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties were up from 0.8% for fiscal year 2009 to 1.1% for fiscal 2010.

Offices and other non-shopping center rental properties

The Selling expenses associated to our Offices and other non-shopping center rental properties segment dropped by 61.2% from Ps. 11.5 million for the fiscal year 2009 to Ps. 4.5 million for the fiscal year 2010, mainly by reason of a Ps. 8.6 million decrease in doubtful accounts (bad debts), partly offset by a Ps. 0.8 million increase in advertising and promotions and by Ps. 0.8 million in commissions and expenses associated to real property sales.

The Selling expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues dropped from 7.8% for fiscal year 2009 to 2.9% for fiscal 2010.

Shopping centers

The Selling expenses associated to our Shopping centers segment grew by 26.7% from Ps. 29.3 million for the fiscal year 2009 to Ps. 37.1 million for the fiscal year 2010, mainly by reason of: (i) a Ps. 2.4 million increase in the turnover tax charge; (ii) a Ps. 2.6 million increase in the salaries and social security contributions expenses and (iii) a Ps. 2.4 million increase in expenses associated to courses, exhibitions and events.

The Selling expenses associated to our Shopping centers segment as a percentage of this segment’s revenues shrunk from 7.4% for fiscal year 2009 to 7.2% for fiscal 2010.

Hotel operations

The Selling expenses associated to our Hotel operations segment remained stable, in the region of Ps. 16.5 million for both fiscal years.

The Selling expenses associated to our Hotel operations segment as a percentage of this segment’s revenues decreased slightly from 10.4% for fiscal year 2009 to 10.3% for fiscal 2010.

Consumer Financing

The Selling expenses associated to our Consumer Financing segment decreased by Ps. 51.9 million from Ps. 176.8 million for the fiscal year 2009 to Ps. 124.9 million for the fiscal year 2010, primarily on account of: (i) a Ps. 60.1 million decrease in loan losses; (ii) a Ps. 5.5 million decrease in salaries and social security contributions, partially offset by (iii) a Ps. 8.0 million increase in fees for services.

When measured as a percentage of the segment revenues, the Selling expenses associated to our Consumer Financing segment dropped from 74.6% for fiscal year 2009 to 47.1% for fiscal 2010.

Administrative expenses

Administrative expenses is basically comprised of salaries and social security contributions, directors’ fees, third parties’ fees and services and taxes, rates and contributions (except for turnover tax). Administrative expenses grew by 32.6%, from Ps. 147.3 million for the fiscal year 2009 to Ps. 195.3 million for the fiscal year 2010, mainly on account of increases in all of our segments.

When measured as a percentage of revenues, Administrative expenses rose from 12.1% for fiscal year 2009 to 14.8% for fiscal 2010.

Development and sale of properties

The Administrative expenses associated to our Development and sale of properties segment grew by 68.1%, from Ps. 20.9 million for the fiscal year 2009 to Ps. 35.1 million for the fiscal year 2010, mainly due to a Ps. 6.7 million increase in directors’ fees, Ps. 3.0 million in salaries, bonuses and social security contributions and Ps. 2.0 million in taxes, rates and contributions.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segment’s revenues were up from 7.4% for fiscal year 2009 to 15.6% for fiscal 2010.

Offices and other non-shopping center rental properties

The Administrative expenses of our Offices and other non-shopping center rental properties segment grew by 44.8%, from Ps. 31.5 million for the fiscal year 2009 to Ps. 45.7 million for the fiscal year 2010. The increase was mainly due to an increase of Ps. 8.3 million in directors’ fees, of Ps. 2.4 million in salaries and social security contributions and of Ps. 2.0 million in taxes, rates and contributions.

The Administrative expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues went up from 21.4% for fiscal year 2009 to 29.6% for fiscal 2010.

Shopping centers

The Administrative expenses associated to our Shopping centers segment grew by 25.6%, from Ps. 43.2 million for the fiscal year 2009 to Ps. 54.3 million for the fiscal year 2010, mainly on account of: (i) a Ps. 10.3 million increase in directors fees, (ii) a Ps. 2.1 million increase in taxes, rates and contributions and, (iii) a Ps. 1.1 million increase in salaries and social security contributions; these increases were partially offset by a Ps. 2.4 million decrease in fees for services.

When measured as a percentage of this segment’s revenues, the Administrative expenses associated to our Shopping centers segment, shrank from 10.9% for fiscal year 2009 to 10.5% for fiscal 2010.

Hotel operations

The Administrative expenses associated to our Hotel operations segment grew by 0.5%, from Ps. 34.9 million for the fiscal year 2009 to Ps. 35.1 million for the fiscal year 2010, primarily as a result of a Ps. 1.1 million increase in the charge for lawsuits and a Ps. 0.7 million increase in taxes, rates and contributions, partially offset by a Ps. 1.2 million decrease in salaries.

The Administrative expenses associated to our Hotel operations segment as a percentage of this segment’s revenues remained stable as they went from 22.0% for fiscal year 2009 to 21.9% for fiscal 2010.

Consumer Financing

The Administrative expenses associated to our Consumer Financing segment rose by Ps. 8.3 million, from Ps. 16.8 million for the fiscal year 2009 up to Ps. 25.1 million for the fiscal year 2010.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to our Consumer Financing segment rose from 7.1% for fiscal year 2009 to 9.5% for fiscal 2010.

Income/loss on recognition of inventories at net realizable value

During fiscal 2010, we recognized Ps. 33.8 million as income on the recognition of inventories at net realizable value, mainly in connection with “Horizons” for Ps. 26.4 million and “Receivable on the Caballito property swap” for Ps. 4.8 million, which compares to the Ps. 12.1 million income that had been recognized for fiscal year 2009, mainly attributable to “Torre Renoir” for Ps. 5.5 million and “Receivable on the Caballito property swap” for Ps. 5.0 million.

Income/(loss) on retained interest in securitized receivables (Tarjeta Shopping)

The line “Income/(loss) on retained interest in securitized receivables (Tarjeta Shopping)” sustained a Ps. 83.5 million increase, from a Ps. 46.0 million loss for the fiscal year 2009 to Ps. 37.5 million in income for the fiscal year 2010, mainly on account of: (i) the valuation of the Participation Certificates in various series of Consumer Financing Financial Trusts, (ii) the comparison of these valuations against their recoverable values (fair values) and (iii) the gains/losses on the placement of the notes (at the time of the Public Offering) associated to the various series of Consumer Financing financial trusts. When it comes to the valuation of the certificates, it yielded Ps. 23.7 million in income. The reasons for this variation are to be found in the decrease in portfolio delinquency (bad debt charges according to minimum requirements, recoveries and refinancing) due in turn to increased volumes in recoveries and changes in lending policies and a decrease in the borrowing interest rates accrued by the debt instruments.

The comparison of their equity values with their recoverable values (fair values) yielded Ps. 3.5 million in income. In turn, the series placed through Public Offering resulted in Ps. 7.6 million in income, broken down as follows: placement of 9 series for a total placement amount of Ps. 420.1 million.

Income/(loss) on real estate transactions and holdings

This line reflects the income and losses associated to the reversal of previously recognized impairment charges. The gains and losses resulting from real estate holdings and transactions remained stable in fiscal 2010 compared to 2009, in the region of Ps. 1.1 million in income.

Operating income/(loss)

Operating income/(loss) expanded by Ps. 244.0 million, from Ps. 295.7 million in income for the fiscal year 2009 to Ps. 539.7 million in income for the fiscal year 2010, mainly due to an increase in our Consumer Financing, Shopping centers and Development and sale of properties segments, which was partly offset by a reduction in the Operating income/(loss) of our Offices and other non-shopping center rental properties and Hotel operations segments.

When measured as a percentage of revenues, our Operating income/(loss) increased from 24.2% for fiscal year 2009 to 40.8% for fiscal 2010.

Development and sale of properties

The Operating income/(loss) of our Development and sale of properties segment rose by Ps. 18.3 million, from Ps. 121.2 million in income for the fiscal year 2009 to Ps. 139.5 million in income for the fiscal year 2010, mainly by reason of cost reductions and an increase in Income/loss on recognition of inventories at net realizable value. The Operating income/(loss) of our Development and sale of properties segment when measured as a percentage of this segment’s revenues climbed from 43.2% for fiscal year 2009, to 61.9% for fiscal 2010.

Offices and other non-shopping center rental properties

The Operating income/(loss) of our Offices and other non-shopping center rental properties segment shrank by 3.9%, down from Ps. 76.5 million in income for the fiscal year 2009 to Ps. 73.5 million in income for the fiscal year 2010, mainly on account of an increase in Administrative expenses and costs, partly offset by decreased Selling expenses and increased revenues. The Operating income/(loss) of our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues declined from 51.8% for fiscal year 2009 to 47.7% for fiscal 2010.

Shopping centers

The Operating income/(loss) of our Shopping centers segment grew by 24.7%, up from Ps. 214.9 million in income for the fiscal year 2009 to Ps. 268.0 million in income for the fiscal year 2010, mainly by reason of higher revenues, partly offset by increases in costs, Administrative expenses and Selling expenses. When measured as a percentage of this segment’s revenues, the Operating income/(loss) of our Shopping centers dropped from 54.2% for fiscal year 2009 to 51.7% for fiscal 2010.

Hotel operations

The Operating income/(loss) of our Hotel operations segment shrank by 37.0%, down from Ps. 8.6 million in income for the fiscal year 2009 to Ps. 5.4 million in income for the fiscal year 2010, mainly due to an increase in costs that was partly offset by an increase in revenues. When measured as a percentage of the segment’s revenues, the Operating income/(loss) of Hotel operations shrank from 5.4% for fiscal year 2009 to 3.4% for fiscal 2010.

Consumer Financing

The Operating income/(loss) of our Consumer Financing segment rose by Ps. 178.7 million, up from a Ps. 125.4 million loss for the fiscal year 2009, to Ps. 53.3 million in income for the fiscal year 2010, as a result of an increase in the Income/(loss) on retained interest in securitized receivables (Tarjeta Shopping), a decrease in Selling expenses and in costs and an increase in revenues which was partly offset by an increase in Administrative expenses. When measured as a percentage of this segment’s revenues, the Operating income/(loss) associated to Consumer Financing rose from (53.0%) for fiscal year 2009 to 20.1% for fiscal 2010.

Goodwill amortization

Goodwill amortization primarily includes: (i) the amortization of the goodwill associated to the following Alto Palermo S.A. subsidiaries: Tarshop, Fibesa, Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year when compared to the previous fiscal year, in the region of a Ps. 1.6 million gain.

68

Financial and holding results, net

Our Financial results, net (a loss) grew by Ps. 28.7 million, up from a Ps. 136.0 million loss for the fiscal year 2009 to a Ps. 165.1 million loss for the fiscal year 2010, mainly by reason of:

i.	the fact that none of the non-recurring gains recognized in fiscal 2009, which had amounted to Ps. 105.9 million and Ps. 12.0 million and arisen, respectively, from our repurchases of Alto Palermo’s notes and hedging transactions, were recognized in fiscal 2010.

ii.	a Ps. 25.4 million increase in the financing expenses associated to the payments of interest accrued on our notes.

iii.	a Ps. 115.1 million reduction in the foreign exchange losses, both in fiscal 2010 and compared to the previous fiscal year due to a slighter variation in the US Dollar offer rate throughout fiscal 2010 (it rose from Ps. 3.797 at June 30, 2009 to Ps. 3.931 at June 30, 2010), in stark contrast to the situation a year earlier when the US$/Ps. exchange rate had varied greatly (up from Ps. 3.025 at June 30, 2008 to Ps. 3.797 at June 30, 2009).
Income/(loss) on equity investees

Income on equity investees rose by Ps. 98.9 million, up from Ps. 61.5 million in income for the fiscal year 2009 to Ps. 160.4 million in income for the fiscal year 2010. This increase is mainly attributable to (i) Ps. 70.4 million arising from our acquisition of additional shares in fiscal 2010 at prices below the market value of the shares, which in turn yielded a result equivalent to the difference between the market value and the price actually paid, and (ii) a Ps. 81.2 million increase arising from the appreciation of Banco Hipotecario shares and due, in turn, to the increase in Banco Hipotecario’s net income and the increase in our ownership interest in Banco Hipotecario, up from 21.34% at June 30, 2009 to 28.03% at June 30, 2010 (both figures, without considering the effect of treasury shares in portfolio).

Other income and expenses, net

The line Other income and expenses, net, went up by Ps. 1.5 million, from a Ps. 8.9 million loss for the fiscal year 2009 to a Ps. 10.3 million loss for the fiscal year 2010, mainly due to: (i) a Ps. 3.7 million increase in donations and (ii) a Ps. 1.2 million increase in lawsuit-related contingencies, partly offset by a Ps. 3.8 million decrease in non-computable VAT.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax rose by Ps. 68.1 million, up from a Ps. 80.3 million loss for the fiscal year 2009, to a Ps. 148.4 million loss for the fiscal year 2010. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences in the books and in the deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. The minority interest shrank by Ps. 68.8 million, down from Ps. 25.3 million in income for the fiscal year 2009, to a Ps. 43.5 million loss for the fiscal year 2010, mainly on account of the income earned by the companies in which we have a majority stake during fiscal 2010.

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Net income

As a result of the factors described in the preceding paragraphs, income for the year rose by Ps. 175.9 million, up from Ps. 158.6 million for the fiscal year 2009 to Ps. 334.5 million for the fiscal year 2010.

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Results of IRSA’s Operations for the Fiscal Years ended June 30, 2009 and 2008

Sales, leases and services

Revenues grew by 12.6%, from Ps. 1,084.2 million for the fiscal year 2008 to Ps. 1,220.6 million in fiscal 2009, owing mainly to an increase in the revenues posted by the segments Offices and other non-shopping center rental properties, Development and sale of properties, Shopping centers and Hotel operations.

Development and sale of properties

The revenues of the Development and sale of properties segment rose by 42.5% from Ps. 196.8 million for the fiscal year 2008 to Ps. 280.4 million in fiscal 2009. Revenues in this segment often reflect significant variations between periods, according to: (i) the number and prices of the properties sold, (ii) the properties being constructed and the degree of progress of said projects.

This increase in revenues was mainly due to the revenues earned during fiscal 2009 on (i) the sale of all the units in the building designated as “Laminar Plaza” for Ps. 74.5 million; (ii) the sale of all the units in Torre Renoir for Ps. 53.8 million; (iii) the sale of 8 functional units at Dock del Plata for Ps. 42.1 million; (iv) the sale in the course of the fiscal year of 4 stories at the building located at Av. Del Libertador 498 for Ps. 36.4 million and (v) the sale of the building located at Reconquista 823 for Ps. 31.5 million.

Offices and other non-shopping center rental properties

The revenues in the Offices and other non-shopping center rental properties segment grew by 44.6%, up from Ps. 102.2 million for the fiscal year 2008 to Ps. 147.7 million in fiscal 2009. This increase was mainly due to a Ps. 43.6 million increase in revenues from office rentals which rose from Ps. 97.9 million in fiscal 2008 to Ps. 141.5 million in fiscal 2009. This Ps. 43.6 million increase in revenues was mainly due to: (i) increased revenues from leases in our Class A office buildings and (ii) increased rental revenues due to the rise in the price of rentals per square meter.

Shopping centers

The revenues in the Shopping centers segment rose by 14.9% from Ps. 345.4 million for the fiscal year 2008 to Ps. 396.7 million in fiscal 2009. This rise was in turn mainly due to a Ps. 44.3 million increase in revenues from rentals and admission fees owing to: (i) the rise in the average price per square meter, (ii) new revenues due to the opening of the Dot Baires Shopping and (iii) a 13.3% rise in the total sales of our tenants, which rose from Ps. 3,702.3 million during the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million in the fiscal year ended June 30, 2009, which in turn resulted in an increase in percentage leases. The average occupancy rate at IRSA’s Shopping centers sustained a slight decrease, down from 99.3% during fiscal 2008 to 98.5% during fiscal 2009.

Hotel operations

The revenues in the Hotel operations segment rose by 6.8% from Ps. 148.8 million for the fiscal year 2008 to Ps. 158.9 million in fiscal 2009, mainly owing to: an increase in the average price per room at the hotels, offset by a drop in the average occupancy rate which went down from 76.0% in fiscal 2008 to 69.8% in fiscal 2009.

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Consumer Financing

The revenues in the Consumer Financing segment diminished by 18.6%, down from Ps. 291.0 million during fiscal 2008 to Ps. 236.8 million during fiscal 2009. This was due to decreases in: (i) sales at retail stores and supermarkets; (ii) the loans granted; (iii) the cards issued and (iv) the number of statements of account issued.

Costs of sales, leases and services

Costs rose by 9.5%, up from Ps. 464.2 million for the fiscal year 2008 to Ps. 508.5 million in fiscal 2009, due to the increased costs posted by the segments Consumer Financing, Hotel operations, Shopping centers and Offices and other non-shopping center rental properties.

Development and sale of properties

The costs associated to the Development and sale of properties segment decreased by 1.7% down from Ps. 150.9 million for the fiscal year 2008 to Ps. 148.3 million in fiscal 2009. The costs associated to this segment often reflect significant variations between periods, according to: (i) the number and prices of the properties sold, (ii) the properties being constructed and the degree of progress of said projects.

The costs incurred in fiscal 2009 were mainly due to: (i) the sale of the Laminar Plaza building, for Ps. 29.6 million; (ii) the sale of all the units at Torre Renoir, for Ps. 49.4 million; (iii) the sale of 8 functional units at Dock del Plata, for Ps. 13.3 million; (iv) the sale in the course of the fiscal year of 4 floors at the building located at Av. Del Libertador 498, for Ps. 12.0 million and (v) the sale of the building located at Reconquista 823, for Ps. 18.8 million.

The costs associated to the Development and sale of properties segment as a percentage of this segment’s revenues rose from 76.7% during fiscal 2008 to 52.9% during fiscal 2009.

Offices and other non-shopping center rental properties

The costs in the Offices and other non-shopping center rental properties segment rose by 11.3%, from Ps. 26.3 million for the fiscal year 2008 to Ps. 29.3 million in fiscal 2009. Depreciation constitutes the principal component of cost for this segment.

The increase in costs for the fiscal year 2009 when compared to fiscal 2008 was mainly due to the increase in real property maintenance expenses which were Ps. 2.4 million and to the increase in depreciation which amounted to Ps. 2.1 million.

The costs associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues dropped, from 25.8% during fiscal 2008 to 19.9% during fiscal 2009.

Shopping centers

The Shopping centers segment’s costs rose by 10.2% from Ps. 99.2 million for the fiscal year 2008 to Ps. 109.3 million in fiscal 2009. This increase is mainly due to: (i) a Ps. 13.5 million increase in the charge for Depreciations and amortizations and (ii) a Ps. 4.2 million increase in the costs associated to parking; which were partially offset by (iii) a Ps. 4.3 million decrease in the costs of unrecovered common maintenance expenses; and (iv) a Ps. 2.5 million decrease in the costs associated to revamping

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and refurbishment works in leasable areas. The costs associated to our Shopping centers segment as a percentage of this segment’s revenues, shrank from 28.7 % in the fiscal year ended on June 30, 2008 to 27.5% in the fiscal year ended on June 30, 2009, as costs for this segment, which grew by 10.2%, rose less than revenues, which grew by 14.9%, in the course of this fiscal year.

Hotel operations

The costs in the Hotel operations segment rose by 17.4%, from Ps. 84.2 million for the fiscal year 2008 to Ps. 98.9 million in fiscal 2009, mainly due to the salary raise and the increase in social security contributions, an increase in Depreciations and amortizations and an increase in the commissions paid.

The costs associated to the Hotel operations segment as a percentage of this segment’s revenues went up from 56.6% in fiscal 2008 to 62.2% in fiscal 2009.

Consumer Financing

The costs of our Consumer Financing segment grew by 18.4%, up from Ps. 103.6 million in the fiscal year ended on June 30, 2008 to Ps. 122.7 million in the fiscal year ended on June 30, 2009. The reasons for this hike were: (i) higher commission and interest costs, (ii) higher costs associated to salaries and social security contributions; (iii) higher public utilities costs; (iv) costs associated to fixed assets depreciations, (v) rentals and common maintenance expenses and (vi) all other costs related to various taxes and rates, partially offset by (vii) a decrease in fees and third parties’ services.

The costs associated to the Consumer Financing operations as a percentage of this segment’s revenues rose from 35.6% during fiscal 2008 to 51.8% during fiscal 2009.

Gross profit

As a result of the above, Gross profit rose by 14.8%, from Ps. 620.0 million for the fiscal year 2008 to Ps. 712.1 million in fiscal 2009, mainly due to the increase in Gross profit posted by the segments Development and sale of properties, Offices and other non-shopping center rental properties and Shopping centers.

Gross profit, calculated as a percentage of revenues, rose from 57.2% for the fiscal year 2008 to 58.3% for the fiscal year 2009.

Income/(loss) from recognition of inventories at net realizable value

During fiscal 2009, IRSA recognized gains for Ps. 12.1 on the recognition of inventories at net realizable value, mainly in connection with “Torre Renoir” for Ps. 5.5 million and “Torres Caballito” for Ps. 5.0 million; compared to the Ps. 2.8 million gains posted during fiscal 2008, mainly attributable to the “Torre Renoir” building for Ps. 2.6 million.

Selling expenses

Selling expenses dropped by 4.5% down from Ps. 247.3 million for the fiscal year 2008 to Ps. 236.2 million in fiscal 2009, mainly due to the decrease in the Selling expenses of the segments Consumer Financing and Development and sale of properties and to the slight reduction in the segment Hotel operations. This was partially offset by increases in the Offices and other non-shopping center rental properties and Shopping centers segments.

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Selling expenses as a percentage of revenues decreased from 22.0% in fiscal 2008 to 19.4% in fiscal 2009.

Development and sale of properties

The Selling expenses in the Development and sale of properties segment consist in turnover tax, commissions and expenses arising from sales deals, advertising and promotion as well as the allowance for doubtful accounts. Selling expenses shrank by 72.5%, from Ps. 7.7 million during fiscal 2008 to Ps. 2.1 million during fiscal 2009, mainly due to a Ps. 3.0 million decrease in turnover tax.

The Selling expenses associated to the Development and sale of properties segment as a percentage of this segment’s revenues dropped by 3.9% during fiscal 2008 to 0.8% during fiscal 2009.

Offices and other non-shopping center rental properties

The Selling expenses associated to the Offices and other non-shopping center rental properties segment rose by Ps. 8.0 million from Ps. 3.5 million for the fiscal year 2008 to Ps. 11.5 million in fiscal 2009 mainly owing to the increase in the allowance for doubtful accounts and the increase in turnover tax.

The Selling expenses associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues rose by 3.4% during fiscal 2008 to 7.8% during fiscal 2009.

Shopping centers

The Selling expenses associated to the Shopping centers segment grew by 18.1% from Ps. 24.8 million for the fiscal year 2008 to Ps. 29.3 million in fiscal 2009 as a result of: (i) a Ps. 3.8 million increase in the allowance for doubtful accounts; (ii) a Ps. 1.0 million increase in salaries and social security contributions; and (iii) a Ps. 0.6 million increase in advertising expenses; (iv) partially offset by a Ps. 1.0 million decrease in trade fairs and events expenses.

The Selling expenses associated to the Shopping centers segment as a percentage of this segment’s revenues rose from 7.2% during fiscal 2008 to 7.4% during fiscal 2009.

Hotel operations

The Selling expenses associated to the Hotel operations segment for fiscal 2009 remained stable compared to fiscal 2008.

The Selling expenses associated to the Hotel operations segment as a percentage of this segment’s revenues dropped by 11.2% during fiscal 2008 to 10.4% during fiscal 2009.

Consumer Financing

The Selling expenses associated to the Consumer Financing segment fell by 9.2%, down from Ps. 194.7 million during fiscal 2008 to Ps. 176.8 million during fiscal 2009, mainly due to: (i) a Ps. 10.3 million reduction concerning salaries and social security contributions; (ii) a decrease in advertising expenses in the amount of Ps. 14.2 million; (iii) a Ps. 7.9 million decrease in fees; (iv) all of which was offset by the Ps. 18.9 million increase in the allowance for loan losses.

The Selling expenses associated to the Consumer Financing segment as a percentage of this segment’s revenues rose from 66.9% during fiscal 2008 to 74.6% during fiscal 2009.

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Administrative expenses

Administrative expenses rose by 20.6%, from Ps. 122.1 million for the fiscal year 2008 to Ps. 147.3 million in fiscal 2009, mainly due to an increase in the activities conducted by the Offices and other non-shopping center rental properties, Shopping centers, Hotel operations and Consumer Financing segments, offset by a drop in the expenses posted by the Development and sale of properties segment. The main components of the Administrative expenses are salaries and social security contributions associated to the administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed asset depreciation and taxes (except for the turnover tax).

The Administrative expenses as a percentage of revenues grew from 11.3% in fiscal 2008 to 12.1% in fiscal 2009.

Development and sale of properties

The Administrative expenses associated to the Development and sale of properties segment dropped by 4.5%, from Ps. 21.8 million for the fiscal year 2008 to Ps. 20.9 million in fiscal 2009, mainly due to the reductions in fees and payments for services and in salaries and social security contributions, partially offset by an increase in Directors’ fees.

The Administrative expenses associated to the Development and sale of properties segment as a percentage of this segment’s revenues dropped from 11.1% for fiscal 2008 to 7.4% in fiscal 2009.

Offices and other non-shopping center rental properties

The Administrative expenses of the Offices and other non-shopping center rental properties segment rose by 43.2%, from Ps. 22.0 million for the fiscal year 2008 to Ps. 31.5 million in fiscal 2009. The increase is mainly due to an increase in Directors’ fees, in salaries and social security contributions and in fees and payments for services.

The Administrative expenses associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues decreased from 21.6% for fiscal 2008 to 21.4% in fiscal 2009.

Shopping centers

The Administrative expenses associated to the Shopping centers segment rose by 10.5%, from Ps. 39.2 million for the fiscal year 2008 to Ps. 43.2 million in fiscal 2009 mainly due to (i) a Ps. 2.4 million increase in the expenses related to taxes, rates and contributions attributable mainly to the tax on bank debits and credits and; (ii) a Ps. 1.7 million increase in the charges for fees and services; these increases were partially offset by a Ps. 1.1 million decrease in salaries and social security contributions.

The Administrative expenses associated to the Shopping centers segment, as a percentage of this segment’s revenues diminished from 11.3% during fiscal 2008 to 10.9% during fiscal 2009.

Hotel operations

The Administrative expenses associated to the Hotel operations segment rose by 16.4%, from Ps. 30.0 million for the fiscal year 2008 to Ps. 34.9 million in fiscal 2009. The increase was mainly due to (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) a Ps. 1.0 million increase in commissions and (iii) depreciations for Ps. 0.8 million.

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The Administrative expenses associated to the Hotel operations segment as a percentage of this segment’s revenues decreased from 20.1% for fiscal 2008 to 22.0% for fiscal 2009.

Consumer Financing

The Administrative expenses associated to the Consumer Financing segment grew by 84.1%, up from Ps. 9.1 million during fiscal 2008 to Ps. 16.8 million during fiscal 2009. This rise was mainly due to: (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) the Ps. 1.3 million increase in expenses concerning taxes, rates and contributions and (iii) a Ps. 1.1 million increase in the fees for services charge.

The Administrative expenses associated to the Consumer Financing segment as a percentage of this segment’s revenues rose from 3.1% during fiscal 2008 to 7.1% during fiscal 2009.

Income/(loss) on retained interest in securitized receivables (Tarjeta Shopping)

The net loss on the retained interest in securitized receivables (Tarjeta Shopping) rose by Ps. 44.7 million, from Ps. 1.3 million in the fiscal year ended on June 30, 2008 up to Ps. 46.0 million in the fiscal year ended on June 30, 2009, owing to the gains/losses on the placement of the new issuances related to the credit card trusts and the valuation of our interest in them. As of June 30, 2008, an allowance for impairment had been raised in the amount of Ps. 12.0 million, in order to adjust the book value of our participation certificates to their estimated recoverable value.

Income/(loss) on real estate transactions and holdings

This line reflects impairment income/(loss) associated to the reversal of charges for impairment recognized in the past. Income/(loss) on real estate transactions and holdings decreased by 57.9% from Ps. 2.7 million income for the fiscal year 2008 to Ps. 1.1 million income in fiscal 2009, mainly recognized for Ps. 1.1 million in the Constitución 1159 building. During fiscal 2008, the Ps. 2.7 million income had been primarily attributed to the Constitución 1159 building for Ps. 2.1 million, to the Sarmiento 517 property for Ps. 0.3 million and to the Constitución 1111 property for Ps. 0.2 million.

Operating income/(loss)

Operating income grew by 16.0% from Ps. 254.8 million for the fiscal year 2008 to Ps. 295.7 million in fiscal 2009, owing mainly to an increase in the Development and sale of properties, Shopping centers and, Offices and other non-shopping center rental properties segment that was partially offset by a decrease in the Operating income/(loss) of the Consumer Financing and Hotel operations segments.

Operating income/(loss) as a percentage of revenues rose from 23.5% in fiscal 2008 to 24.2% for fiscal 2009.

Development and sale of properties

Operating income for the Development and sale of properties segment rose by Ps. 101.9 million up from Ps. 19.3 million for the fiscal year 2008 to Ps. 121.2 million for the fiscal year 2009, due, to a large extent, to the increases in revenues and in the Income/(loss) from recognition of inventories at net realizable value and to a decrease in costs, selling expenses and administrative expenses.

Operating income for the Development and sale of properties segment, as a percentage of this segment’s revenues rose from 9.8% during fiscal 2008 to 43.2% during fiscal 2009.

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Offices and other non-shopping center rental properties

Operating income for the Offices and other non-shopping center rental properties segment rose by 44.5%, from Ps. 52.9 million for the fiscal year 2008 up to Ps. 76.5 million in fiscal 2009, due largely to an increase in revenues and a decrease in Selling expenses, partially offset by higher costs and an increase in Administrative expenses.

Operating income for the Offices and other non-shopping center rental properties segment, as a percentage of this segment’s revenues remained stable, in the region of 51.8% during fiscal 2009 compared to the previous fiscal year.

Shopping centers

Operating income for the Shopping centers segment rose by 17.9%, from Ps. 182.3 million for the fiscal year 2008 up to Ps. 214.9 million in fiscal 2009, largely due to an increase in revenues, partially offset by increases in costs and in administrative and selling expenses.

Operating income for the Shopping centers segment, as a percentage of this segment’s revenues rose from 52.8% during fiscal 2008 to 54.2% during fiscal 2009.

Hotel operations

Operating income for the Hotel operations segment diminished by 52.4% from Ps. 18.0 million for the fiscal year 2008 down to Ps. 8.6 million in fiscal 2009, largely due to an increase in revenues and to a decrease in Selling expenses which were partially offset by the increase in costs and in administrative expenses.

Operating income for the Hotel operations segment, as a percentage of this segment’s revenues, decreased from 12.1% during fiscal 2008 down to 5.4% during fiscal 2009.

Consumer Financing

Operating income/(loss) for the Consumer Financing segment diminished by Ps. 107.8 million, from a Ps. 17.7 million loss for the fiscal year 2008 to a Ps. 125.4 million loss in fiscal 2009, largely due to a decrease in revenues and an increase in costs and in administrative expenses and the loss on the Company’s retained interest in securitized receivables (Tarjeta Shopping).

The operating loss for the Consumer Financing segment, as a percentage of this segment’s revenues diminished from 6.1% for fiscal 2008 to 53.0% during fiscal 2009.

Goodwill amortization

Goodwill amortization includes: (i) the amortization of the goodwill associated to the following Alto Palermo S.A. subsidiaries: Shopping Alto Palermo S.A. (completed in the course of this fiscal year), Fibesa S.A, Tarshop Sociedad Anónima, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A y G and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year when compared to the previous fiscal year.

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Income/(loss) on equity investees

The income/(loss) on equity investees (companies covered by Section 33 of Law No. 19,550) rose by Ps. 74.8 million, from a Ps. 13.2 million loss for the fiscal year 2008 up to Ps. 61.5 million income in fiscal 2009. This increase was mainly generated by the valuation and acquisition of Banco Hipotecario’s shares which went from a Ps. 12.4 million loss in fiscal 2008 to Ps. 142.1 million income in fiscal 2009, partially offset by a Ps. 82.2 million loss incurred as a result of our investment in Metropolitan 885 Third Ave. LLC.

Financial results, net

Financial results, net decreased by Ps. 59.6 million, from a Ps. 76.7 million loss for the fiscal year 2008 to a Ps. 136.4 million loss in fiscal 2009. The main reasons for this loss were: foreign exchange losses for Ps. 166.3 million compared to the fiscal year 2008, caused by a significant variation in the selling US$/Ar. Peso exchange rate during the fiscal year herein discussed (it rose from Ps. 3.025 at June 30 2008 to Ps. 3.797 at June 30, 2009), in contrast to the situation a year earlier, when the exchange rate between the Argentine Peso and the US Dollar had remained almost stable (it dropped from Ps. 3.093 at June 30, 2007 to Ps. 3.025 at June 30 2008), partially offset by the income resulting from the repurchases of the notes issued by our subsidiary APSA for Ps. 105.9 million.

Other income and expenses, net

The caption Other income and expenses, net, rose by 57.0% from a Ps. 5.6 million loss in 2008 to Ps. 8.9 million loss in 2009 mainly due to: (i) a Ps. 13.9 million decrease in revenues largely due to the fact that in 2008 the Company had reversed provisions for lawsuits for Ps. 5.5 million and provisions for loan losses for Ps. 4.6 million, but this was not the case in 2009; besides there was also a Ps. 2.9 million variation in the recovery of allowances; (ii) this was partially offset by a Ps. 10.7 million decrease in revenues.

Income before taxes and minority interest

As a result of the foregoing, Income before taxes and minority interest increased by Ps. 52.7 million, from Ps. 160.9 million income for the fiscal year 2008, to Ps. 213.6 million income in fiscal 2009.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax remained relatively stable and went from Ps. 78.1 million for the fiscal year 2008 to Ps. 80.3 million in fiscal 2009. IRSA followed the deferred tax method to calculate IRSA’s income tax for the two fiscal years, which entails recognizing any temporary differences between the amounts for accounting purposes and tax assets and liabilities.

Minority interest

This item includes IRSA’s pro rata equity interests in the subsidiaries in which it has a minority interest. The result from third parties’ interests in those subsidiaries rose by Ps. 53.2 million from a Ps. 27.9 million loss for the fiscal year 2008 up to Ps. 25.3 million income in fiscal 2009, mainly due to the losses incurred by the companies in which we hold a Minority interest.

Net income

As a result of the above, income for the year rose by Ps. 103.8 million from Ps. 54.9 million for the fiscal year 2008 up to Ps. 158.6 million in fiscal 2009.

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IRSA’s Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2010:

Schedule of Maturities or Amortization

	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
		(in million Pesos, constant currency, as of June 30, 2010)(2)						%
Banking debt and other
Bank loans (3)	$/US$	429.0	26.3	26.3	—	—	481.6
Hoteles Argentinos’ secured loans	US$	19.0	—	—	—	—	19.0	9.7
Short-term debt		$23.0	—	—	—	—	23.0
APSA’s Notes (Negotiable Obligations)(4)	US$	2.7	—	—	—	60.9	63.6	10.0
APSA’s Series II Notes (4)		$26.7	26.5	—	—	—	53.2	11.0
APSA’s Series I Notes (4)	US$	2.9	-0.5	-0.5	-0.5	295.8	297.2	7.9
IRSA’s Notes	US$	20.0	-0.9	-0.9	-0.9	587.4	604.7	8.5
Debt financed by the seller	$/US$	15.9	5.4	1.8	1.8	3.5	28.4
Series III Notes		$44.2	—	—	—	—	44.2	12.75
Series IV Notes	US$	25.8	—	—	—	—	25.8	6.75
Total banking debt and other		609.2	56.8	26.7	0.4	947.6	1,640.7
Total debt		609.2	56.8	26.7	0.4	947.6	1,640.7

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2010 US$1.00 = Ps.3.931.
(3)	Includes bank overdrafts.
(4)	Disclosed net of the notes held by the Company

Hoteles Argentinos Loan

On March 15, 2010, we entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps. 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. is repayable in a single payment that falls due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by Alto Palermo were used to repay short term bank loans for Ps.27.3 million and to redeem secured notes issued by Alto Palermo for Ps.52.8 million. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of

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common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps. 3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2007, 2006, 2005, 2004 and 2003, holders of US$ 2.77 million convertible notes of Alto Palermo exercised their conversion rights. Consequently, Alto Palermo issued 101,582; 52,741,373, 22,852,514, and 4,829,745 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, Alto Palermo’s total amount of outstanding shares would increase from 782.1 million to 2,239.7 million. As of June 30, 2010 we held US$31.7 million of Alto Palermo’s Convertible Notes.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of Ps.154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, we purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

In fiscal year 2010 IRSA did not purchase any of Alto Palermo’s Series I notes. Therefore, as of June 30, 2010, our consolidated holdings of Alto Palermo’s Series I Notes amounted to US$ 49.6 million2 in nominal value.

Acquisition of Alto Palermo’s Series II Notes

During fiscal 2009, we bought US$ 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of US$ 8.2 million, representing as a weighted average, a price of US$ 0.5513.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo purchased some of its Series II Notes for US$ 3.0 million in nominal value, for a total of US$ 2.3 million, representing, as a weighted average, a price of US$ 0.75. During fiscal 2010, no purchases were made with respect to these Series II Notes.

Therefore, as of June 30, 2010, IRSA’s consolidated holdings of Alto Palermo Series II Notes amounted to US$ 19.9 million in nominal value including previous holdings.

[2]	Out of which US$ 5 million in nominal value are held by Cresud S.A.C.I.F.I.Y.A

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Alto Palermo’s Series III and Series IV Notes

On November 13, 2009, Alto Palermo issued two new series of Notes under its Global Note Program. Series III consists of notes for a principal amount of Ps. 55.8 million, which accrue interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consists of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), which accrue interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

The proceeds derived from Series III and Series IV were used for refinancing or repaying the short-term debt and working capital in Argentina.

8.5% Series I notes due 2017

On February 2, 2007, we issued 2017 fixed-rate notes for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of the cumulative consolidated net income; or

•	75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

11.5% Series II notes due 2020

After the closing of fiscal year 2010, on July 20, 2010, we issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

These Series II notes are subject to the same covenants as described for Series I notes due 2017.

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Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33.6 million, which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”.

Off-balance sheet arrangements

We do not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are not reflected in our consolidated financial statements. All our interests and/or relations with our subsidiaries or companies under joint control are recorded in our consolidated financial statements.

8. Service corporate agreements entered into with CRESUD SACIF y A. and APSA

In view of the fact that the Company, Cresud and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between our Company, Cresud and APSA, which was subsequently amended on August 23, 2007, August 14, 2008 and November 27, 2009.

The Framework Agreement for the Exchange of Corporate Services executed by and between APSA, CRESUD and us currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes. This Agreement for the exchange of Corporate Services does not fall under the provisions of section 73 of Decree 677/01 currently in force.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the Service Sharing Agreement with CRESUD and APSA so as to simplify the issues arising from the consolidation of the Financial Statements resulting from the increase or Cresud’s investment in the Company. In this regard, our Board of Directors has deemed it convenient and advisable for achieving such simplification, to unify in the Company and to assign to Cresud APSA’s employment agreements. Effective since January 1, 2010, labor costs of such employees were transferred to Cresud’s payroll, which will continue to be distributed pursuant to the conditions of the Shared Services Agreement. In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the Company with IRSA and APSA.

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It should be noted that, notwithstanding this procedure, the Company, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Cedric Bridger has been charged with the operation and implementation of the agreement on behalf of our company, Abraham Perelman shall represent IRSA, and Daniel E. Mellicovsky shall represent Cresud. All these individuals are members of the Audit Committees of their respective companies.

Corporate Governance

At IRSA we understand that good corporate governance practices should be supported and framed in an environment of adequate interaction and operation of its corporate bodies in accordance with the regulations in force, as the most efficient manner of protecting our shareholders.

Furthermore, the Company is subject to the provisions of the Sarbanes Oxley Act; therefore, it must assure the effectiveness of its internal control system for financial reporting purposes. It has passed its Code of Ethics, which is applicable to all its employees and sets forth a strict system of authorization and information disclosure practices aligned with the highest international standards insofar as concerns investor relations.

The foregoing principles, along with the ongoing updating of its corporate governance practices in line with the most stringent market practices, place IRSA as the leading company in the Argentine capital markets.

In addition, a summary of the most significant differences between IRSA’s corporate governance practices and the practices applied by US companies as per the standards set by the New York Stock Exchange (NYSE) for such companies may be consulted in Spanish and English in the Company’s web page (www.irsa.com.ar).

In compliance with the provisions of Decree No. 677/01, below is a brief description of the aspects related to the decision taking processes and internal control system as of the date of this Annual Report.

Therefore, for further illustration we refer to Exhibit I to this Annual Report, which includes the corporate governance report required by the Corporate Governance Code implemented by General Resolution No. 516/2007 issued by the Argentine Securities Commission (hereinafter, the “Code” and the “CNV”, respectively).

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9. BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Currently our Board of directors is composed of thirteen directors and five alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a full director or until a new director is designated.

The table below shows information about our directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2009	2012	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2007	2010	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2008	2011	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2008	2011	2005
Cedric D. Bridger	11/09/1935	Regular Director	2009	2012	2003
Marcos Fischman	04/09/1960	Regular Director	2009	2012	2003
Fernando Rubín	06/20/1966	Regular Director	2007	2010	2004
Gary S. Gladstein	07/07/1944	Regular Director	2007	2010	2004
Mario Blejer	06/11/1948	Regular Director	2008	2011	2005
Mauricio Wior	10/23/1956	Regular Director	2009	2012	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2008	2011	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2008	2011	2008
Juan C. Quintana Terán	06/11/1937	Alternate Director	2008	2011	1996
Emilio Cárdenas	08/13/1942	Alternate Director	2008	2011	2003
Salvador D. Bergel	04/17/1932	Alternate Director	2008	2011	1996
Enrique Antonini	03/16/1950	Alternate Director	2007	2010	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate Director	2007	2010	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo, Consultores Assets Management S.A., Cresud S.A.C.I.F. y A. (“Cresud”) and BACS Banco de Crédito & Securitización (“BACS”) and Banco Hipotecario, among others. He is also Vice-chairman of the Board of Directors of E-Commerce Latina S.A. and a director at BrasilAgro and at Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel Ricardo Elsztain’s brother.

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Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of Alto Palermo and Cresud; Puerto Retiro and Fibesa, and a director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. Currently he is chairman of BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain, Daniel Ricardo Elsztain and a cousin of Director Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Alto Palermo, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario and Puerto Retiro, among others. He is Alejandro Elsztain, Eduardo S. Elsztain and Daniel Ricardo Elsztain’s cousin.

Carlos Ricardo Esteves. He has a degree in Political Sciences from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario.

Marcos Fischman. Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

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Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005, when he resigned. He previously worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario, among others.

Ricardo Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from the Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud, Banco Hipotecario and Nuevas Fronteras S.A.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations and is currently a member of the board of directors of HSBC Banco Roberts.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of the University of Buenos Aires. He was director of Banco Mariva S.A. since 1992 until today), Mariva Bursátil S.A. since 1997 until today. He is a member of the Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration from the Austral IAE University. At present, he is our Commercial Manager, since 2004. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Executive Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of Director Fernando A. Elzstain.

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Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain and Fernando Rubín are employed by our Company under the Labor Contract Law No. 20744.

Law No. 20744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the daily business pursuant to the authority delegated by the Board of Directors in accordance with applicable law and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

•	designate the managers of our Company and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of our Company;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

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Senior Management Information

The following table shows information about our current senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Jorge Cruces	11/07/1966	Chief Real Estate Officer	2007
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Business Officer	2007
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of Cresud and Alto Palermo.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche since 1983 to 1986. He also serves as chief administrative officer of Cresud and Alto Palermo.

Jorge Cruces. Mr. Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at the University of Belgrano. Before becoming part of the group, he worked as Business Development – Real Estate Manager in Diveo, Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer at IRSA and Alto Palermo. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at the Torcuato Di Tella University.

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

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The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 29, 2009:

Name	Date of Birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Member	2010	1992
Marcelo H. Fuxman	11/30/1955	Member	2010	1992
Roberto Murmis	04/07/1959	Member	2010	2005
Silvia De Feo	10/07/1958	Alternate member	2010	2003
Sergio Kolaczyk	11/28/1964	Alternate member	2010	2005
Alicia Rigueira	12/02/1951	Alternate Member	2010	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, Alto Palermo, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees of Cresud, Alto Palermo Shopping, Inversora Bolívar and Baldovinos S.A.

Sergio Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires. He is member of Abelovich, Polano & Asociados, a law firm member of Nexia International. He is also alternate member of the Supervisory Committee of Alto Palermo and Cresud.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at the University of Lomas de Zamora.

Internal Control - Audit Committee

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

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The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability on financial reporting, and

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all the levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores (“CNV”), our board of directors established an Audit Committee.

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) ethical conduct of our businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and capacity of independent auditors and (vii) performance of our internal audit duties both by our company and the external auditors.

The Audit Committee must meet at least once a year.

In accordance with Decree No. 677/2001 and the Regulations of the Comisión Nacional de Valores our Audit Committee is made up by three independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Mario Blejer, Cedric Bridger and Ricardo H. Liberman.

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Compensation

Directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Business Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

In the course of our shareholders’ meeting held on October 29, 2009, the shareholders approved total compensation in the amount of Ps. 11.9 million for all our directors for the fiscal year ended on June 30, 2009. At the end of this fiscal year, these amounts had been totally paid.

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2010 was Ps.1.6 million.

Supervisory Committee

The shareholders meeting held on October 29, 2009, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

Compensation plan for executive management

During this fiscal year, we have developed a special compensation plan for key managers by means of contributions to be made by the employees and by the Company.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

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Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

The funds collected as a result of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without legal justification, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Code of Ethics

The Code of Ethics is effective as from July 31, 2005 with the aim of providing a wide range of guidelines as concerns accepted individual and corporate behavior. It is applicable to directors, managers and employees of the Company and its controlled companies. The Code of Ethics that governs our business, in compliance with the laws of the countries where we operate, may be found on our website www.irsa.com.ar.

A Committee of Ethics composed of three Board members is responsible for providing solutions to issues related to the Code of Ethics and is in charge of taking disciplinary measures in case of breach of the Code.

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10. MARKET INFORMATION

New York Stock Exchange

Our Global Depositary Shares (GDSs), representing 10 common shares each, are listed on the New York Stock Exchange under the trading symbol “IRS”. Our GDSs started to be listed on the New York Stock Exchange on December 20, 1994 and they were issued by the Bank of New York, Inc., acting as depositary. However, it should not be assumed that our GDSs will be listed at a multiple 10 times higher than the price per common share. The table below shows the high and low closing prices of our GDSs in the New York Stock Exchange for the indicated periods.

	US$ per GDS
	High	Low
Fiscal year
2010	13.23	1.87
2009	12.00	3.01
2008	20.84	11.19
2007	21.52	10.60

	High	Low
Quarter
2010
4th quarter	13.23	10.22
3rd quarter	10.83	9.05
2nd quarter	9.87	7.85
1st quarter	8.30	4.75
2009
4th quarter	5.00	3.54
3rd quarter	4.53	3.01
2nd quarter	7.11	3.08
1st quarter	12.00	7.27
2008
4th quarter	15.10	11.19
3rd quarter	14.31	12.54
2nd quarter	18.05	14.53
1st quarter	20.84	14.45
2007
4th quarter	21.52	18.50
3rd quarter	19.13	15.75
2nd quarter	16.98	12.90
1st quarter	12.86	10.60

	High	Low
Month (calendar year 2010)
June	11.03	10.22
May	12.72	10.67
April	13.23	11.48
March	10.83	9.58
February	9.62	9.11
January	10.13	9.05
Source: Bloomberg.

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Buenos Aires Stock Exchange

Our common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the trading symbol “IRSA”. Our common shares started to be traded on the BASE in 1948. The table below shows the high and low closing prices of our common shares in the BASE for the indicated periods:

	Pesos per share
	High	Low
Fiscal year
2010	5.23	1.87
2009	3.70	1.10
2008	6.45	3.62
2007	6.60	3.26

	High	Low
Quarter
2010
4th quarter	5.23	4.28
3rd quarter	4.24	3.40
2nd quarter	3.75	2.89
1st quarter	3.15	1.87
2009
4th quarter	1.95	1.40
3rd quarter	1.50	1.10
2nd quarter	2.25	1.15
1st quarter	3.70	2.26
2008
4th quarter	4.78	3.62
3rd quarter	4.65	3.98
2nd quarter	5.75	4.60
1st quarter	6.45	4.68
2007
4th quarter	6.60	5.70
3rd quarter	5.90	4.84
2nd quarter	5.20	4.00
1st quarter	3.96	3.26

	High	Low
Month (fiscal year 2010)
June	4.43	4.18
May	5.00	4.26
April	5.23	4.48
March	4.24	3.71
February	3.74	3.51
January	3.80	3.40
Source: Bloomberg.

Dividends and Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

•	additional amounts may be allocated for the payment of optional reserve funds, or to establish contingency reserves or for whatever other purpose our shareholders determine.

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According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annually and maturing on February 2, 2017. This bond limits our ability to pay dividends, which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

Our dividend policy consists in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Sales, leases and services of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment information, as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

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The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date. See “Exchange Rates”.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
		(in Pesos)
1995	0,094	0,06	0,154
1996	0,092	—	0,092
1997	0,110	—	0,110
1998	0,060	0,05	0,110
1999	0,076	0,04	0,116
2000	—	0,20	0,204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—
2008	—	—	—
2009	0,055	—	0,055

Notes:

(1)	Corresponds to payments per common share.

The table below presents the dividend payment ratio and the total amount of dividends paid for by our subsidiary Alto Palermo, from which we collect dividends in our capacity of shareholders, each fully paid, for the mentioned years.

Dividends paid by our subsidiary Alto Palermo

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(Pesos)	(Pesos)	(Pesos)
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716

Notes:

(1)	Corresponds to payments per common share.

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11. PROSPECTS FOR THE NEXT FISCAL YEAR

Given that throughout fiscal 2010 the Company attained major consolidation in all of its business lines, its position looking forward to fiscal 2011 could not be better.

As concerns the shopping center segment, in the first place, we expect to consummate the purchase of Parque Arauco S.A.’s stake in Alto Palermo in the very short term as it will allow IRSA to consolidate its leading position in the shopping center market by increasing its exposure to the most complete, sophisticated and dynamic shopping center portfolio in the Argentine market. When it comes to organic growth, we will continue with our expansion strategy in the City of Buenos Aires and in the Argentine provinces. In the outskirts of the City of Buenos Aires, we are planning on optimizing performance at “Soleil Factory”, the most recent addition to our portfolio. We are also working on the launch of the development project through Arcos del Gourmet S.A. consisting in a new commercial concept: an open-air urban space.

We will continue to improve, redecorate and redistribute spaces in our Shopping Centers so as to best take advantage of leasable square meters and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike. In this respect, we are considering the possibility of adding enhancements and re-distributing the lay-out at Soleil Factory.

We will also continue to launch marketing actions, organize events and targeted promotional actions at our Shopping Centers to attract consumers on the understanding that these actions shall be the result of the joint endeavors of the Company, the retailers and the credit card issuer banks. The overarching aim of these plans is to underpin long-term cash generation at our Shopping Centers and to favor their market share.

As for our Consumer Financing segment, which has evidenced firm recovery, we expect to consummate the sale of the 80% interest currently held by Alto Palermo S.A. to Banco Hipotecario shortly, now that the approval by the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions has been obtained. Undoubtedly, Banco Hipotecario and Tarshop may significantly supplement each other from a both strategic and financial standpoint, which will benefit both businesses.

As regards the office market, our Company boasts a unique and inimitable portfolio of rental properties with high occupancy rates and world-class tenants. We will continue to strive to absorb the square meters still vacant in the new office building adjacent to the Dot Baires shopping center, the “Dot Building”, which is substantially in operating conditions. Besides, we will continue to examine opportunities for optimizing the composition of our real estate portfolio in order to strengthen our office rental operations.

As regards the Sales and Development segment, we expect to start delivering the first units in the Horizons Project, the first launched through the IRSA-CYRELA vehicle, as from the last quarter of the current calendar year, and to make headway with the sales of the units to be received in barter in the residential projects in Caballito Nuevo, Rosario and Barrio El Encuentro.

Finally, as regards opportunities outside Argentina, we will continue to deploy our strategy of selective investments that, as is the case with Hersha Hospitality Trust, represent top-quality assets at appealing prices or with capital structures fit for optimization.

In the light of the robust cash generation that the Company has been exhibiting, the quality of its assets, its contained indebtedness, its experience in tapping market opportunities and its franchise for accessing international markets, we are confident that we are on the right path towards the consolidation of Argentina’s best real estate portfolio.

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I. Exhibit I: Corporate Governance Report

General Resolution CNV 516/2007 of the Argentine Securities Commission (CNV)

Preliminary Considerations

Pursuant to its General Resolution No. 516/2007, the Argentine Securities Commission approved the minimum contents of the Corporate Governance Code (the “Code”) whereby all publicly traded companies shall, upon preparing their annual financial statements, include in their annual reports and as a separate exhibit, a report detailing whether they are heeding the Code recommendations, and if so, how, and explaining the reasons why they have not adopted the Code recommendations in whole or in part and whether they are planning to adopt them in the future. Therefore, on September 8, 2010 our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and reads as follows:

SCOPE

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid vested interests.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

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As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics Code”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent vested interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

a)	Being an essential part, and the raison d’être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

b)	In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

c)	The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board has approved the Corporate Governance Code report.

d)	The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

e)	The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board is permanently updated of the company’s management control policies. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments.

f)	There are continuous education programs for the management team, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.-

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On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.-

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place since the year that audit committees became a legal requirement. At present, the Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

According to the provisions under the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on certain aspects of its management.

8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that there is no need, for the time being, to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

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9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.

The Board estimates that the term in advance as currently mandated is sufficient for those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities for Board and senior management members. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

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14) Proportion of Independent Directors. The Board of Directors must outwardly express –and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Steering Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various means, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

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18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company has recently resorted to tender offers, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Company is under certain restrictions regarding the payment of dividends arising from financial covenants undertaken by it, which circumstance is generally known by the market. Notwithstanding, at present the Board of Directors does not deem it necessary to be governed by any specific policy in this regard.

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.irsa.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

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The Company guarantees that the information posted in the web-site should meet the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external audit and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.-

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

104

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee: the Board, given its inherent nature, establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

105

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

For the fiscal years ended June 30, 2010 and 2009

IRSA Inversiones y Representaciones Sociedad Anónima
Company

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of June 30, 2010 Presented in comparative form with the previous fiscal year Stated in thousands of Pesos Fiscal year No. 67 beginning July 1st, 2009

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, floor 23th, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.49%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)

		In thousands of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

1

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 4)	71,175	66,562
Investments (Note 5)	259,168	335,234
Accounts receivable, net (Note 6)	359,529	263,471
Other receivables (Note 7)	240,891	201,703
Inventories (Note 8)	259,569	24,899

Total Current Assets	1,190,332	891,869

NON-CURRENT ASSETS
Accounts receivable, net (Note 6)	42,123	6,626
Other receivables (Note 7)	187,182	196,766
Inventories (Note 8)	55,088	164,933
Investments (Note 5)	1,480,805	1,001,654
Fixed assets, net (Note 9)	2,692,637	2,720,506
Intangible assets, net	54,397	18,559

Subtotal Non-Current Assets	4,512,232	4,109,044

Negative goodwill, net (Note 10)	(69,123)	(64,926)

Total Non-Current Assets	4,443,109	4,044,118

Total Assets	5,633,441	4,935,987

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 11)	315,614	229,542
Mortgages payable	—	1,930
Customer advances (Note 12)	210,102	96,843
Short-term debt (Note 13)	609,190	349,243
Salaries and social security payable (Note 14)	37,375	35,863
Taxes payable (Note 15)	101,111	147,883
Other liabilities (Note 16)	62,749	110,992

Total debts	1,336,141	972,296

Provisions (Note 17)	5,479	2,594

Total Current Liabilities	1,341,620	974,890

NON-CURRENT LIABILITIES
Trade accounts payable (Note 11)	23,368	67,300
Customer advances (Note 12)	90,370	150,357
Long-term debt (Note 13)	1,031,528	1,044,725
Taxes payable (Note 15)	110,441	61,254
Other liabilities (Note 16)	62,021	71,881

Total debts	1,317,728	1,395,517

Provisions (Note 17)	7,940	5,537

Total Non-Current Liabilities	1,325,668	1,401,054

Total Liabilities	2,667,288	2,375,944

Minority interest	563,107	464,381

SHAREHOLDERS’ EQUITY	2,403,046	2,095,662

Total Liabilities and Shareholders’ Equity	5,633,441	4,935,987

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vicepresident I Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos, except “earnings per share” (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Revenues	1,323,326	1,220,584
Costs	(475,295)	(508,506)

Gross profit	848,031	712,078

Selling expenses	(185,401)	(236,201)
Administrative expenses	(195,291)	(147,329)

Subtotal	(380,692)	(383,530)

Gain from recognition of inventories at net realizable value	33,831	12,056
Net gain (loss) from retained interest in securitized receivables	37,470	(46,012)
Gain from operations and holdings of real estate assets, net	1,091	1,124

Operating income (Note 3)	539,731	295,716

Amortization of negative goodwill, net	1,641	1,602

Financial results generated by assets:
Interest income	20,204	1,913
Foreign exchange gain	6,774	50,628
Other holding gain	8,197	27,173

Subtotal	35,175	79,714

Financial results generated by liabilities:
Interest expense	(146,402)	(120,959)
Foreign exchange loss	(49,392)	(208,391)
Other financial income (expenses)	(4,477)	113,255

Subtotal	(200,271)	(216,095)

Financial results, net (Note 18a.)	(165,096)	(136,381)

Gain on equity investees	160,416	61,542
Other expenses, net (Note 18b.)	(10,311)	(8,855)

Income before taxes and minority interest	526,381	213,624

Income tax and Minimum Presumed Income Tax (MPIT)	(148,427)	(80,334)
Minority interest	(43,453)	25,345

Net income for the year (Note 3)	334,501	158,635

Earnings per share (Note 13 to the Basic Financial Statements)
Basic net income per share	0.578	0.274
Diluted net income per share	0.578	0.274

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vicepresident I Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	185,942	389,004
Cash and cash equivalents as of the end of the year	151,354	185,942

Net decrease in cash and cash equivalents	(34,588)	(203,062)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	334,501	158,635
Plus income tax and MPIT	148,427	80,334
Adjustments to reconcile net income to cash flows from operating activities:
• Depreciation and amortization	161,715	134,972
• Allowances and provisions	69,358	113,754
• Minority Interest	43,453	(25,345)
• Gain from operations and holdings of real estate assets, net	(1,091)	(1,124)
• Gain on equity investees	(160,416)	(61,542)
• Financial results, net	(2,313)	104,495
• Gain from recognition of inventories at net realizable value	(33,831)	(12,056)
• Amortization of negative goodwill, net	(1,641)	(1,602)
• Gain from barter of inventories	—	(2,867)
• Gain from sale of undeveloped plot of land	(23,687)	—
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in current and non-current investments	(8,427)	(11,584)
• Increase in accounts receivable, net	(108,890)	(122,571)
• Increase in other receivables	(39,005)	(133,674)
• (Increase) Decrease in inventories	(28,807)	74,872
• Increase in intangible assets, net	—	(11,999)
• Increase (decrease) in trade accounts payable	24,684	(38,571)
• Increase in customer advances	48,304	47,517
• Decrease in accrued interest	(2,082)	(3,441)
• (Decrease) Increase in taxes payable, salaries and social security payable	(168,507)	38,631
• Decrease in other liabilities	(15,928)	(27,541)

Net cash provided by operating activities	235,817	299,293

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease (increase) in other investments	120,752	(62,478)
• Advance sale of Tarshop S.A.’s shares	20,422	—
• Collection of dividends	3,904	—
• Collection from sale of shares, net	11,023	—
• Increase in goodwill	(471)	—
• Increase in intangible assets	(7,931)	—
• Outflow for the acquisition of shares, net	(9,890)	—
• Advance payments for the acquisition of shares	(23,735)	—
• Acquisitions of undeveloped parcels of land	(11,930)	(9,836)
• Loans granted, net	(23,549)	(3,711)
• Acquisitions and improvements of fixed assets	(156,530)	(272,297)
• Payments for the acquisition of equity investees	(78,788)	—
• Share – holding increase in equity investees	(295,130)	(95,135)
• Payments of financed purchases	(18,349)	—

Net cash used in investing activities	(470,202)	(443,457)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in bank overdraft, net	223,581	44,439
• Increase in short-term and long-term debt	146,489	136,395
• Proceeds from issuance of Negotiable Obligations, net of expenses	79,782	—
• Increase (decrease) in loans to related parties	1,235	(156,277)
• Payment of mortgages payables	(252,845)	(2,527)
• Proceeds from issuance of short-term negotiable values	22,720	—
• Capital contribution from minority shareholders	46,220	48,038
• Payments of dividends	(55,385)	(23,541)
• Repurchase of negotiable obligations	(12,000)	(105,425)

Net cash provided by (used in) financing activities	199,797	(58,898)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(34,588)	(203,062)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vicepresident I Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Supplemental cash flow information
• Interest paid	136,515	131,742
• Income tax paid	34,310	55,566
Non-cash activities:
• Capitalization of financial costs in fixed assets	5,331	86,962
• Capitalization of financial costs in inventories	—	7,087
• Decrease in customer advances through a decrease in inventories	—	26,883
• Increase on inventories through a decrease on fixed assets, net	43,984	78,870
• Decrease in undeveloped parcels of land through an increase in inventories	7,789	5,406
• Issuance of Trust Exchangeable Certificates	8,646	30,849
• Increase in non current investments through an increase in other liabilities	13,209	76,050
• Increase in inventories through an increase in customer advances	3,310	—
• Increase in current investments through an increase in other liabilities	—	2,739
• Increase in minority interest though a decrease in short and long – term debt	1,310	—
• Increase in minority interest though a decrease in other liabilities	14,512	—
• Decrease in current investments through an increase in other receivables	8,402	24,541
• Increase in fixed assets net through an increase in trade accounts payable	4,996	40,990
• Increase in negative goodwill, net through a decrease in minority interest	—	1,137
• Decrease in undeveloped parcels of land through an increase in other receivables	6,359	279
• Increase in undeveloped parcels of land through an increase in trade accounts payable	—	150
• Transfer of negative goodwill, net to intangible assets, net	20,873	—
• Increase in intangible assets, net through an increase in other liabilities	7,545	—
• Cumulative translation adjustments	4,610	12,849
• Increase in negative goodwill, net through a decrease in minority interest	—	7,410
• Decrease in trade accounts payable through a decrease in undeveloped parcels of land	—	5,445
Composition of cash and cash equivalents at the year end
Cash and Banks	71,175	66,562
Current investments	259,168	335,234

Subtotal cash and banks and current investments	330,343	401,796

Less: (items not considered cash and cash equivalents)
• Retained interest in securitized receivables of Tarshop S.A. CPs	124,671	136,231
• Mutual funds	53,988	36,787
• TDFs	2,846	16,490
• Stock shares	4,075	21,603
• Mortgage bonds issued by BHSA	784	798
• Other investments	48	48
• Bonds	—	14,095
• Allowance for impairment	(7,423)	(10,198)

Cash and cash equivalents	151,354	185,942

Saúl Zang Vicepresident I Acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Acquisition of subsidiaries
• Intangible assets, net	11,278	—
• Other receivables	1,022	—
• Investments	395	—
• Fixed assets, net	289	—
• Accounts receivable, net	11	—
• Trade account payable	(2,718)	—
• Salaries and social security payable	(87)	—
• Tax payable	(27)	—
• Other liabilities	(5,294)	—

Net value of assets not considered cash and cash equivalents	4,869	—

• Cash and cash equivalents	13	—

Net value of assets acquired	4,882	—

• Minority interest	(897)	—
• Negative goodwill, net	21,380	—

Purchase value	25,365	—

• Cash and cash equivalents	(13)	—
• Amount financed by sellers	(14,782)	—
• Prepayments	(2,254)	—

Outflow for the acquisition of shares	8,316	—

Sale of subsidiaries
• Other receivables	(225)	—
• Investments	(21,717)	—
• Trade account payable	60	—
• Tax payable	4	—

Net value of assets acquired not considered cash and cash equivalents	(21,878)	—

• Cash and cash equivalents	(24)	—

Net value of assets acquired	(21,902)	—

• Net gain	(23,687)	—

Sale value	(45,589)	—

• Cash and cash equivalents	24	—
• Inventories to receive	8,200	—
• Amount financed to buyer	26,342	—

Collection from sale of shares	(11,023)	—

Saúl Zang Vicepresident I Acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements

In thousands of pesos

For the fiscal years ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its balance sheets, statements of income and cash flows for the fiscal years ended June 30, 2010 and 2009 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Patagonian Investment S.A. (1)	—	100.00	—	100.00
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A. (1)	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A. (2)	—	100.00	—	100.00
Inversora Bolívar S.A. (1)	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.35	63.34	63.35	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A. (1)	76.34	76.34	76.34	76.34
Torodur S.A. (3)	98.00	—	98.00	—

(1)	See Note 16.2. to the Basic Financial Statement
(2)	See Note 16.5. to the Basic Financial Statement
(3)	See Note 16.6. to the Basic Financial Statement

7

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

a.	(continued)

In addition, the assets, liabilities and results of operations of the Company jointly-controlled subsidiaries (of which the Company holds a direct interest) that follow have been included in the Consolidated Financial Statements, applying the proportionate consolidation method.

	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Rummaala S.A (2) (3)	—	50.00	—	50.00
Cyrsa S.A. (“CYRSA”) (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with Euromayor S.A.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.).
(3)	Merged with CYRSA as from October 1st, 2009.

They also include assets, liabilities and net income of the companies controlled indirectly through other subsidiaries.

b.	Comparative Information

Figures as of June 30, 2009 have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of June 30, 2010.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Basic Financial Statements:

a.	Revenue recognition

8

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

a.	(Continued)

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts.

Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

9

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

a.	(Continued)

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission rights. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the year irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Current Investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. In addition, includes time deposits carried at face value plus accrued interest at the end of the year.

10

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

b.	(Continued)

•	Equity investees and other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the Intangible Assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which is amortized over the life of the concession agreement (see Note 22 B.1.).

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of these assets does not exceed their estimated recoverable value at year end.

•	Non-compete agreement

Those expenses are amortized by the straight-line method in 28 months, beginning from December 1st, 2009.

The value of these assets does not exceed their estimated recoverable value at year end.

11

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

d.	Negative goodwill, net

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill, net” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received. The Company estimates that this value exceeds the estimated cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 3: NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing, and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company´s construction and / or sale of property business.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop S.A. and Metroshop S.A.

•	Financial operations and others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Basic Financial Statements and in Note 2 to the Consolidated Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

The following information provides the operating results from each business segment:

As of June 30, 2010

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	225,567	154,164	518,355	159,894	265,346	—	1,323,326
Costs	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	—	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	—	848,031
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	—	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	—	(195,291)
Gain from recognition of inventories at net realizable value	33,831	—	—	—	—	—	33,831
Net income from retained interest in securitized receivables	—	—	—	—	37,470	—	37,470
Gain from operations and holding of real estate assets, net	730	361	—	—	—	—	1,091

Operating income	139,516	73,526	267,971	5,414	53,304	—	539,731

Amortization of goodwill, net	844	863	561	—	(627)	—	1,641
Financial results, net	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Gain on equity investees	1,907	—	40	5,990	—	152,479	160,416
Other expenses, net	—	—	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Income (loss) before taxes and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and MPIT	(45,541)	(15,250)	(68,086)	207	(10,473)	(9,284)	(148,427)
Minority interest	140	—	(48,373)	4,938	(158)	—	(43,453)

Net income	87,998	40,652	63,228	3,456	21,141	118,026	334,501

Depreciation and amortization (b)	373	24,535	112,675	16,138	7,994	—	161,715

Acquisition of fixed assets net and intangible assets net	—	102,040	56,998	3,727	1,696	—	164,461
Non-current investments in equity investments	27,238	—	—	204,553	—	815,068	1,046,859
Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441
Operating liabilities	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

The following information provides the operating results from each business segment:

As of June 30, 2009

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Gain from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Net loss from retained interest in securitized receivables	—	—	—	—	(46,012)	—	(46,012)
Gain from operations and holding of real estate assets, net	51	1,073	—	—	—	—	1,124

Operating income (loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716

Amortization of goodwill, net	455	1,100	47	—	—	—	1,602
Financial results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Gain on equity investees	1,974	—	40	—	— (1)	59,528	61,542
Other expenses, net	—	—	3,882	127	(606)	(12,258)	(8,855)
Income (loss) before taxes and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and MPIT	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345

Net income (loss)	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635

Depreciation and amortization (b)	782	23,962	86,643	18,001	5,584	—	134,972

Acquisition of fixed assets net and intangible assets net	10,060	15,947	252,646	2,204	3,439	—	284,296
Non-current investments in equity investments	25,332	—	—	—	—	544,191	569,523
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	Includes the gain on equity investee from Banco Hipotecario of Ps. 142.1 million and the loss on equity investee in Metropolitan 885 Third Avenue LLC. (through Tyrus) of Ps. 82.3 million.

15

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Cash on hand	4,883	3,758
Bank accounts	60,500	61,655
Checks to be deposited	5,792	1,149

	71,175	66,562

NOTE 5: INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Current
Mutual funds	134,167	141,011
Retained interest in securitized receivables	124,671	136,231
Stock shares	4,075	21,603
TDFs	2,846	16,490
Mortgage bonds issued by BHSA	784	798
Other investments	48	48
Time deposits	—	15,156
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987
Allowance for impairment of CPs	(7,423)	(10,198)

Total Current	259,168	335,234

Non-current
Banco Hipotecario S.A. (1)	809,072	539,064
Hersha Hospitality Trust (Note 22 A.2.)	204,553	—
Manibil S.A. (Note 19.2. to the Basic Financial Statements)	27,238	25,332
Advance payments for the acquisition of shares (Note 16.4. to the Basic Financial Statements and 22 B.1.)	23,735	6,250
Retained interest in securitized receivables	18,458	22,899
Banco de Crédito y Securitización S.A.	5,996	5,127
Other investments	144	95
Allowance for impairment of CPs	(1,165)	(1,891)

Subtotal	1,088,031	596,876

16

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: (Continued)

	June 30, 2010	June 30, 2009
Undeveloped parcels of land:
Santa María del Plata	140,584	139,748
Puerto Retiro (2)	54,600	54,380
Beruti plot of land (Note 22 B.6.)	52,934	52,715
Caballito plot of land	36,745	36,741
Patio Olmos (Note 22 B.4.)	32,949	32,949
Zetol plot of land (Note 22 A.5.)	14,348	13,116
Air space Coto (Note 22 B.7.)	13,188	13,188
Torres Rosario plot of land	11,166	15,577
Vista al Muelle plot of land (Note 22 A.5.)	8,292	1,739
Canteras Natal Crespo	5,705	5,706
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Pereiraola (Note 16.5. to the Basic Financial Statements)	—	21,717
Other undeveloped parcels of land	15,825	10,764

Subtotal	392,774	404,778

Total non-current	1,480,805	1,001,654

(1)	As of June 30, 2010 and 2009, includes Ps. 12,195 and Ps. 21,466, as goodwill and negative goodwill and high and less values, respectively. As of June 30, 2010 represents 420,455,493 shares with a quoted value at closing equivalent to Ps. 1.44 per share.
(2)	See Note 21.A.(i).

NOTE 6: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- Current	Current	Non- Current
Consumer financing receivables (Tarshop)	245,538	25,824	141,570	6,490
Leases, services and from the sale of properties receivables	76,578	17,150	83,826	1,566
Checks to be deposited	60,695	—	62,230	—
Debtors under legal proceedings	42,117	—	35,903	—
Pass-through expenses receivables	19,917	—	37,689	—
Hotel receivables	11,186	—	7,713	—
Related parties (Note 19)	8,033	—	9,812	—
Receivables with collection agents (Tarshop)	4,532	—	5,070	—
Notes receivables	4,207	399	7,461	1,278
Credits cards receivables	877	—	1,161	—
Less:
Allowance for consumer financing receivables	(62,335)	(1,250)	(76,359)	(2,708)
Allowance for leases, services and from sale of properties receivables	(51,099)	—	(52,041)	—
Allowance for hotel receivables	(717)	—	(564)	—

	359,529	42,123	263,471	6,626

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Related parties (Note 19)	45,404	15,010	12,526	22,513
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	48,461	—	44,877	—
Prepaid expenses and services	36,969	2,609	25,413	3,733
Receivable from the sale of shares (1)	35,772	—	34,553	—
Value Added Tax (“VAT”)	30,929	64,386	1,821	71,400
Gross revenue tax	8,151	935	2,789	1,989
Guarantee deposits re. securitization programs (Note 24 B.4. and 21 B.ii)	5,427	—	6,782	999
Receivable for third party services offered in Tarshop stores	4,880	—	2,746	—
MPIT	1,056	62,791	4	40,799
Income tax, net	2,680	—	13,719	—
Miscellaneous debtors	859	195	5,424	—
Shareholder’s of related parties	—	—	29	—
Financial operations to liquidate (Note 19)	—	—	36,089	—
Deferred Income Tax	—	55,876	—	71,320
Mortgage receivable	—	2,208	—	2,208
Guarantee of defaulted credits (Note 21. A.(ii))	—	—	4,206	—
Debit and credit tax	—	92	—	—
Others	20,303	1,105	10,725	3,354
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(15,817)	—	(19,341)

	240,891	187,182	201,703	196,766

(1)	See Note 4 (1) to the Basic Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Horizons (Note 22 A.1)	208,644	—	—	106,391
Credit from barter transaction of Caballito (Koad) (1)	25,808	6,654	15,828	11,795
Rosario plot of land (5)	8,728	—	—	—
Credit from barter transaction of Caballito (Cyrsa) (Note 19)(2)	—	18,970	—	18,970
El Encuentro (3)	4,938	5,318	1,802	8,193
Torres Rosario (Note 22 B.5.)	3,379	7,644	—	11,023
Pereiraola (4)	—	8,200	—	—
Inventories (hotel operations)	3,141	—	2,676	—
Abril	1,763	—	2,932	742
Caballito plot of land	—	6,794	—	6,653
Other inventories	3,168	1,508	1,661	1,166

	259,569	55,088	24,899	164,933

(1)	See Note 5 (2) to the Basic Financial Statements.
(2)	See Note 5 (1) to the Basic Financial Statements.
(3)	See Note 5 (3) to the Basic Financial Statements.
(4)	See Note 16.5. to the Basic Financial Statements.
(5)	See Note 22 B 14. (ii).

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9: FIXED ASSETS, NET

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Hotels
Llao-Llao	79,176	86,691
Intercontinental	54,599	57,109
Libertador	40,673	43,069
Bariloche plots of land	21,900	21,900

Subtotal Hotels	196,348	208,769

Office buildings
Edificio República	219,777	224,478
Torre BankBoston	155,196	157,894
Bouchard 551	150,570	152,898
Intercontinental Plaza	82,408	86,517
Bouchard 710	65,261	66,283
Dique IV	64,620	66,984
Maipú 1300	38,287	39,670
Costeros Dique IV	19,111	19,699
Libertador 498	14,657	27,199
Suipacha 652	10,936	11,388
Avda. De Mayo 595	4,489	4,723
Dock del Plata	864	12,691
Sarmiento 517	197	355
Madero 1020	218	269
Rivadavia 2768	217	243
Edificios Costeros (Dique II)	—	17,373
Libertador 602	—	2,633

Subtotal Office buildings	826,808	891,297

Other fixed assets
Catalinas Norte plot of land	100,804	—
Santa María del Plata	12,496	12,496
Constitución 1159	5,427	5,173
Museo Renault	4,785	4,877
Thames	3,897	3,899
Abril	2,728	2,686
Constitución 1111	897	940
Alto Palermo Park	546	548
Others	4,605	4,082

Subtotal Other fixed assets	136,185	34,701

Shopping Center
Dot Baires	583,355	557,852
Abasto	163,556	172,586
Alto Palermo	134,984	156,665
Patio Bullrich	89,638	96,903
Mendoza Plaza	80,552	85,294
Alto Rosario	77,401	79,436
Alto Avellaneda	73,454	84,624
Paseo Alcorta	70,663	74,020
Córdoba Shopping – Villa Cabrera (Note 24 B.1.)	68,958	69,195
Financial advance for fixed assets purchase (Note 22 B.2.)	31,783	27,252
Alto NOA	21,570	23,081
Neuquén Project (Note 24 B.2.)	12,389	12,127
Buenos Aires Design	8,811	11,306
Other fixed assets	97,771	116,485
Other properties	18,411	18,913

Subtotal Shopping Center	1,533,296	1,585,739

Total	2,692,637	2,720,506

20

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Goodwill:
Alto Palermo S.A.	19,245	20,670
Torre BankBoston	5,690	5,899
Museo Renault	3,113	3,276
Conil S.A.	506	—
Fibesa S.A.	342	2,395
Tarshop S.A.	—	6,897

Subtotal goodwill	28,896	39,137

Negative goodwill:
Alto Palermo S.A.	(43,330)	(46,365)
Palermo Invest S.A.	(40,316)	(42,290)
Empalme S.A.I.C.F.A. y G.	(8,450)	(9,084)
Mendoza Plaza Shopping S.A.	(5,661)	(5,988)
Emprendimiento Recoleta S.A.	(262)	(336)

Subtotal negative goodwill	(98,019)	(104,063)

Total negative goodwill, net	(69,123)	(64,926)

NOTE 11: TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Suppliers	169,473	11,210	134,178	12,411
Accruals	71,856	—	87,237	—
Liabilities in kind “Horizons” (See Note 22.A.1.)	46,451	—	—	46,451
Related parties (Note 19)	25,651	12,158	7,088	8,438
Other	2,183	—	1,039	—

	315,614	23,368	229,542	67,300

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Customers advances	135,030	—	30,601	56,822
Admission rights	51,194	59,469	45,392	60,626
Lease advances (1)	23,878	30,901	20,850	32,909

	210,102	90,370	96,843	150,357

(1)

(a)	Includes balances due to NAI INTERNATIONAL II, INC, under the agreement of financing and occupancy signed by Empalme S.A.I.C.F.A. y G. (see Note 24 B.1.).
(b)	As of June 30, 2010 and June 30, 2009 includes advances of Ps. 9,501 and Ps. 8,122, respectively, from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

21

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Bank overdrafts	314,120	—	90,539	—
Bank loans (1)	133,813	52,767	178,654	76,611
Non Convertible Notes – APSA 2011 Ps. 55 M (7)	44,615	—	—	—
Non Convertible Notes – APSA 2012 Ps. 154 M (6)	26,695	26,455	26,569	52,801
Non Convertible Notes – APSA 2011 US$ 6 M (7)	25,813	—	—	—
Short-term notes (Note 24 B.7.)	23,019	—	—	—
Non convertible notes – 2017 (3) (Note 19)	20,009	584,694	19,297	563,719
Seller financings (2)	15,920	12,436	28,895	8,609
Non convertible notes – APSA US$ 120 M – (4) (Note 19)	2,917	294,286	2,679	284,171
APSA 2014 Convertible Notes US$ 50M (5)	2,719	60,890	2,610	58,814

	609,190	1,031,528	349,243	1,044,725

(1)	Balances as of June 30, 2010 includes:
(a)	Ps. 28,023 as a current balance and Ps. 52,767 as a non-current balance related to debt for purchase República building.
(b)	Ps. 40,031 correspond to Banco Nación’s mortgage loan (see note 8 (1) b) to the Basic Financial Statements).
(c)	Ps. 19,023 correspond to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A. (ii)).
(d)	Ps. 46,736 related to loans granted by different financial institutions.
(2)	The balance as of June 30, 2010 includes mainly:
(a)	Ps. 9,201 to the debt from acquisition of Zetol S.A. (See Note 22 A.5.)
(b)	Ps. 6,053 related to the debt of Tyrus for purchase of Banco Hipotecario S.A. shares (Note 22 A.4.).
(c)	Ps. 13,102 related to the debt for purchase of Arcos del Gourmet S.A. shares (Note 22 B.1.).
(3)	See Note 17 to the Basic Financial Statement.
(4)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 157,541 and of issuance debt costs to be accrued for Ps. 2,268.
(5)	Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps. 130,335.
(6)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 26,734 and issuance debt costs to be accrued debt for Ps. 109.
(7)	See note 23 A.2.

NOTE 14: SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Provision for vacation and bonuses	27,038	25,986
Social Security payable	8,830	8,990
Salaries payable	1,004	299
Others	503	588

	37,375	35,863

22

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: TAXES PAYABLE

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
VAT payable, net	17,308	—	18,318	—
Tax payment facilities plan for VAT	13,235	—	57,258	—
Income tax provision, net	38,213	—	14,042	—
MPIT, net	10,512	12	17,081	8
Gross revenue tax payable	3,636	—	2,487	1,138
Provision for tax on shareholders personal assets	4,055	—	2,576	—
Tax amnesty plan for Income Tax	—	19,145	1,358	20,704
Tax retentions to third parties	10,177	—	8,096	—
Tax amnesty plan for gross revenue tax	485	1,320	449	2,433
Deferred Income Tax	—	87,592	—	36,971
Tax payment facilities plan for MPIT	—	—	1,137	—
Tax payment facilities plan for Income tax	1,559	—	21,835	—
Tax amnesty plan for ABL	815	2,372	—	—
Others	1,116	—	3,246	—

Total	101,111	110,441	147,883	61,254

NOTE 16: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Accrual for Directors fees (1) (Note 19)	24,412	—	2,068	—
Advance sale of Tarshop S.A. shares (Notes 19 and 22 B.3.(ii))	21,070	—	—	—
Guarantee deposits	5,243	4,100	5,228	4,795
Debt to the former minority shareholders of Tarshop S.A. (Note 22.B.13.)	3,529	3,322	—	—
Payables to National Parks Administration (Note 20)	2,589	—	10,223	—
Bellow market leases (3)	1,308	—	3,722	1,308
Contributed leasehold improvements (Note 24 B.3.)	462	9,502	470	9,964
Related parties (Note 19)	50	8	138	—
Loans with shareholders of related parties	—	19,989	837	47,388
Hersha option payable (2)	—	16,693	—	—
Commitment to provide (Note 22 A.3.)	—	5,897	2,270	3,425
Directors’ guarantee deposits (Note 19)	—	12	—	20
Liabilities for financial operations to liquidate (Note 19)	—	—	78,788	—
Hedging operations (Notes 19 and 25)	—	—	243	—
Present value – other liabilities	—	(102)	—	(164)
Others	4,086	2,600	7,005	5,145

Total	62,749	62,021	110,992	71,881

(1)	Disclosed net of advances to directors fees for Ps. 23,387 as of June 30, 2010.
(2)	Debt with minority shareholders REIG.
(3)	See Note 1.5.l. to the Basic Financial Statements.

23

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina (4)

NOTE 17: PROVISIONS

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non-current	Current	Non-current
Allowance for contingences	5,479	7,940	2,594	5,537

Total	5,479	7,940	2,594	5,537

NOTE 18 a: FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Financial results generated by assets:
Interest income	16,484	15,693
Interest on discounting assets	3,720	(13,780)

Subtotal interest income	20,204	1,913

Foreign exchange gain	6,774	50,628

Gain on financial operations	8,197	27,173

Subtotal other holding gain	8,197	27,173

Total financial results generated by assets	35,175	79,714

Financial results generated by liabilities:
Interest expense	(146,078)	(121,100)
Interest on discounting liabilities	(324)	141

Subtotal interest expense	(146,402)	(120,959)

Foreign exchange loss	(49,392)	(208,391)

Gain on repurchase of debt	—	105,850
Loss on derivative financial instruments	(2,582)	9,436
Others	(1,895)	(2,031)

Subtotal other financial expenses	(4,477)	113,255

Total financial results generated by liabilities	(200,271)	(216,095)

Total financial results, net	(165,096)	(136,381)

NOTE 18 b: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Other income:
Recovery of allowances	1,151	847
Others	385	333

Subtotal other income	1,536	1,180

Other expenses:
Donations	(5,592)	(1,854)
Tax on Shareholders’ personal assets	(4,323)	(3,706)
Provision for contingencies	(742)	460
Unrecoverable VAT	(514)	(4,267)
Others	(676)	(668)

Subtotal other expenses	(11,847)	(10,035)

Total Other expenses, net	(10,311)	(8,855)

24

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of June 30, 2010, compared to the balances as of June 30, 2009, held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Inventories receivables – Caballito plot of land barter	Other receivables and prepaid expenses - current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	—	—	1	323	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (3)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	—	50	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (3)	883	—	2	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (3)	—	—	20	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (3)	595	—	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (3)	817	—	29	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	—	40,450	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	18,970	8	—	(983)	—	—	—	—	—	19,653
Directors (3)	2	—	169	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (3)	—	—	22	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (3)	41	—	5	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (2)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (2)	—	—	2,087	—	—	—	—	—	—	—	2,087
Irsa Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—	(8)
Metroshop S.A. (4)	—	—	—	14,687	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (3)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A.(6)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans (3)	59	—	2,325	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	—	31	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	18,970	45,404	15,010	(25,651)	(12,158)	(7,547)	(152,651)	(45,532)	(20)	(156,142)

25

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

a.	(Continued)

Related parties	Account receivables – current	Inventories receivables - Caballito plot of land barter	Other receivables and prepaid expenses - current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Banco Hipotecario S.A. (2)	5	—	—	—	—	—	—	—	—	—	5
Cactus Argentina S.A. (2)	13	—	—	—	(3)	—	—	—	—	—	10
Canteras Natal Crespo S.A. (4)	193	—	864	—	—	—	—	—	—	—	1,057
Consorcio Dock del Plata (3)	344	—	26	—	(46)	—	—	—	—	—	324
Consorcio Libertador (3)	528	—	4	—	(122)	—	—	—	—	—	410
Consultores Assets Management S.A. (3)	539	—	5	—	(7)	—	—	—	—	—	537
Cresud S.A.C.I.F. y A. (5)	5,777	—	7,594	—	(5,565)	—	(4,666)	(80,189)	(378)	—	(77,427)
Cyrsa S.A. (4)	1,530	18,970	20	—	(540)	—	—	—	—	—	19,980
Directors (3)	—	—	191	—	(29)	—	—	—	(2,068)	(20)	(1,926)
Dolphin Fund PLC (3)	—	—	36,089	—	—	—	—	—	(53,288)	—	(17,199)
Estudio Zang, Bergel y Viñes (3)	—	—	20	—	(431)	—	—	—	(3)	—	(414)
Fundación IRSA (3)	22	—	3	—	(259)	—	—	—	—	—	(234)
Futuros y Opciones.com S.A. (2)	5	—	—	—	(6)	—	—	—	—	—	(1)
IFISA (3)		—	—	—	—	—	—	—	(25,500)	—	(25,500)
Inversiones Ganaderas S.A. (2)	—	—	—	—	(1)	—	—	—	—	—	(1)
Metroshop S.A. (4)	—	—	2,265	22,509	—	(8,438)	—	—	—	—	16,336
Museo de los Niños (3)	811	—	—	—	(5)	—	—	—	—	—	806
Parque Arauco S.A. (6)	—	—	—	—	—	—	(2,609)	(58,749)	—	—	(61,358)
Personnel loans (3)	6	—	1,521	4	(52)	—	—	—	—	—	1,479
Puerto Retiro S.A. (4)	39	—	13	—	—	—	—	—	—	—	52
Rummaala S.A. (4) (1)	—	—	—	—	(22)	—	—	—	—	—	(22)

Totals as of June 30, 2009	9,812	18,970	48,615	22,513	(7,088)	(8,438)	(7,275)	(138,938)	(81,237)	(20)	(143,086)

26

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

b.	The Statement of Income balances for the fiscal years ended June 30, 2010 and 2009, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	—	(204)	(204)
Canteras Natal Crespo S.A. (4)	48	—	100	—	—	—	—	148
Consorcio Torre Boston (3)	54	—	—	—	—	—	—	54
Consorcio Libertador S.A. (3)	123	11	—	—	—	—		134
Consorcio Dock del Plata S.A. (3)	195	—	—	—	—	—	—	195
Cresud S.A.C.I.F. y A. (5)	—	957	(13,524)	—	(27,806)	—	—	(40,373)
Cyrsa S.A. (4)	146	48	—	—	—	—	—	194
Directors (3)	—	—	(9)	(50,198)	—	—	—	(50,207)
Estudio Zang, Bergel y Viñes (3)	—	97	—	(4,223)	—	—	—	(4,126)
Fundación IRSA (3)	—	—	—	—	—	(423)	—	(423)
Parque Arauco S.A. (6)	—	—	(8,049)	—	—	—	—	(8,049)
Personnel loans (3)	—	—	12	—	—	—	—	12

Totals as of June 30, 2010	566	1,113	(21,470)	(54,421)	(27,806)	(423)	(204)	(102,645)

27

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases gain	Leases expense	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	—	—	(492)	(492)
Canteras Natal Crespo S.A (4)	48	—	—	83	—	—	—	—	131
Consorcio Libertador (3)	124	9	—	—	—	—	—	—	133
Cresud S.A.C.I.F. y A. (5)	—	429	—	(9,297)	—	184	—	—	(8,684)
Cyrsa S.A. (4)	—	225	—	—	—	—	—	—	225
Directores (3)	—	—	—	(11)	(22,434)	—	—	—	(22,445)
Directors of Banco Hipotecario S.A. (3)	—	—	—	(8)	—	—	—	—	(8)
Estudio Zang, Bergel y Viñes (3)	(4,117)	—	—	—	—	—	—	—	(4,117)
Fundación IRSA (3)	—	—	—	—	—	—	3,281	—	3,281
Parque Arauco S.A. (6)	—	—	—	(17,473)	—	—	—	—	(17,473)
Personnel Loans (3)	—	143	(34)	164	—	—	—	—	273

Totals as of June 30, 2009	(3,945)	806	(34)	(26,542)	(22,434)	184	3,281	(492)	(49,176)

(1)	See Note 1.a.(3).
(2)	Subsidiary (direct or indirect).
(3)	Related party.
(4)	Joint control.
(5)	Shareholders.
(6)	Shareholders of Alto Palermo S.A.

28

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: NATIONAL PARKS ADMINISTRATION DISPUTE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney´s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

29

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: (Continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection. As of June 30, 2010, LLR awaits notice of the most recently ordered service of process.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,589 under “Other current liabilities – Payables to National Parks Administration”, that is, the amount in Pesos equivalent to the interest claimed by the plaintiff.

NOTE 21: RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

30

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

(iii)	The company and subsidiaries still have mortgages on properties as follows:

Properties	Book value as of June 30, 2010
Edificio República	219,777
Caballito plot of land	36,745
Bariloche plot of land	21,900
Zetol plot of land	14,348
Suipacha 652	10,936
Vista al Muelle plot of land	8,292
Caballito plot of land	6,794

31

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

(iv)	The Company maintains a pledge over CYRSA’s shares.

(v)	To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A. pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

B.	Alto Palermo S.A. (APSA)

(i)

The fixed assets account includes the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL II Inc. (See Note 24 B.1.).

(ii)	Guarantee deposits re.securitization program account includes, in other current or non-current receivables, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They are restricted availability credits until settlement in accordance with the respective prospectus.

(iii)	As of June 30, 2010, in other current receivables, APSA has deposits that are restricted under due to different court attachments.

(iv)	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2010 amounts to Ps. 36,745 (disclosed in the “Non-current investments- Undeveloped plots of land”).

(v)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

(vi)	As of June 30, 2010, Tarshop S.A. has granted a pledge over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL, (loan for Ps. 3,724).

32

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

B.	(Continued)

•	To Banco Supervielle S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L, (loan for Ps. 7).

•	To Banco Hipotecario S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,149).

(vii)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

(viii)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

(ix)	As regards the barter commitment described in Note 22.B.7, the delivery and title deed of Air Space Coto is compromised.

(x)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in other receivables for an amount of Ps. 217.

NOTE 22: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA-Horizons Project.

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by

33

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A.	(Continued)

1.	(Continued)

handing over certain units of the building to be constructed. As security for this obligation a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching to the date 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of June 30, 2010, the percentage of completion of the Horizons project was 83.12% considering the cost incurred in relation to the total estimated project costs.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A.	(Continued)

2.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock and a call optionthat matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. The total purchase price paid was US$ 14.3 million, Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. As part of the agreement, the Company´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 4,789,917 and 3,864,000 additional shares of Hersha’s common stock, respectively, for an aggregate purchase price of US$ 30.8 million increasing the Company´s interest in Hersha to 10.90% as of June 30, 2010.

Upon exercise of the call option and assuming any Company´s interest is not diluted due to newly issued shares, the Company´s interest in Hersha would be 14.40%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

35

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A.	(Continued)

3.	Acquisition of Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (“Metropolitan”), a Delaware-based limited liability company, which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million. During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred significant losses , which resulted in negative equity mainly due to an impairment recognized in connection with the building.

Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing the Company’s maximum commitment to fund Metropolitan’s operations. In addition, the put right has been adjusted to its value of US$ 12.3 million as of June 30, 2010.

4.	Acquisition of shares in Banco Hipotecario

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., the equivalent of 143,627,987 shares of Banco Hipotecario directly from market in exchange for Ps. 107.6 million of which Ps. 78.8 million was paid in July, 2009. The transaction was recognized by the “acquisition method” (See Note 1.5.I. to the Basic Financial Statements) generating a gain of Ps. 133.0 million. As a result of these acquisitions, as of June 30, 2009 IRSA had a 21.34% interest in Banco Hipotecario’s capital stock (excluding treasury shares).

During this year IRSA (through its Subsidiaries) acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010. The transaction was recorded by application of the “acquisition method” (See Note 1.5.I. to the Basic Financial Statements) generating a gain of Ps. 70.4 million.

After the above mentioned purchases, as of June 30, 2010, IRSA has 28.03% of the shares of BHSA (without considering treasury shares).

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A.	(Continued)

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In June 2009, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, of which US$ 0.5 million have already been paid and the outstanding balance to be paid within a maximum two-year term plus an annual 8% compensatory interest rate has been agreed on the outstanding amounts.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A.	(Continued)

5.	(Continued)

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than September 1, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on September 13, 2010.

In December 2009, Vista al Muelle acquired other properties totaling US$ 1.9 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

6.	Tender Offer for the acquisition of Telecom Argentina

In the course of the fiscal year, and through Torodur S.A., the Company took part, together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% stake held by Sofora, a company that indirectly holds the majority shareholding in Telecom Argentina. To that end, on June 4, 2010, the Company submitted a binding offer and a letter of credit for US$ 50.0 million for the benefit of Grupo Telecom Italia.

38

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A.	(Continued)

6.	(Continued)

To guarantee performance of the reimbursement obligations under the above-mentioned letter of credit, a pledge was raised over the Company’s shares in Hersha and approximately US$ 43.5 million in negotiable obligations issued by Alto Palermo and acquired by the Company.

In late June 2010, Grupo Telecom Italia decided not to continue with the process to sell Telecom Argentina and concluded it. Therefore, the pledges raised to secure performance under the letter of credit as described above were lifted.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.’s shares

During August 2007, APSA exercised an option for the subscription of shares of Arcos del Gourmet S.A., a company owner of a concession granted by ONABE.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted in Non-current investments – Advance payments for the acquisition of shares.

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at US$ 4.3 million, out of which the amount of US$ 0.3 million has been settled as part of the option price; US$ 2.0 million was paid upon executing the share purchase agreement and the remaining balance shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

For the remaining 40% of shares, the price was fixed at (i) US$ 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), US$ 0.3 million has been settled as part of the option price and US$ 0.5 million was paid after the Shareholders’ Meeting approved the capital increase of Arcos del Gourmet S.A. for US$ 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to US$ 6.9 million.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

1.	(Continued)

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements. As of June 30, 2010, Ps. 10.2 million, equivalent to 3,429,105 shares, was subscribed and paid in. On July 14, 2010, shares pending subscription were subscribed for a total price of Ps. 256, an amount that has been fully paid in. Thus, to date, total capital increase resolved by the Shareholders’ Meeting of February 17, 2010, has been fully subscribed and paid in.

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price is US$ 0.4 million, out of which Ps. 0.3 million has been paid while there remains an installment that falls due on October 30, 2010. In the event APSA exercised the option, its price will be considered towards the share price.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

2.	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the agreement has been signed, while the principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

Likewise, on July 1st, 2010, APSA was reimbursed US$ 1 million of the price paid upon executing the agreement of purchase. APSA shall pay this portion of the price upon executing the title deed to the real property and until such time, it will accrue interest at an annual 5% rate plus VAT.

On July 1st, 2010, Alto Palermo S.A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The goodwill mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

Furthermore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as Financial advance for fixed assets purchase.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

2.	(Continued)

This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

3.	Tarshop S.A.

i)	Capital increase and capital contributions to Tarshop S.A.

During fiscal year 2009, and due to the international financial context, Alto Palermo S.A. (APSA) revised Tarshop’s business model to streamline its operation. As part of this revision, the Company contributed equity to Tarshop in an amount of Ps. 60,000 and increased its equity from 80% to 93.439%.

Also, during the second quarter of fiscal year 2009, Alto Palermo S.A. (APSA) provided financial assistance to Tarshop totaling Ps. 105,000. These contributions were subsequently capitalized on October 30, 2009 increasing the Company’s interest in Tarshop to 98.5878%.

In January 2010 Alto Palermo S.A. (APSA) acquired the remaining minority interest in Tarshop for US$ 0.54 million.

ii)	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, Alto Palermo S.A.’s Board of Directors approved the sale of an 80% interest in Tarshop to Banco Hipotecario S.A. for a total price of US$ 26.8 million. The transaction was subject to the approval of the Central Bank of Argentina and other customary conditions. On August 30, 2010, the required approvals were obtained. At the date of the agreement, Alto Palermo S.A. had received an advance payment of US$ 5.4 million (disclosed as “Other liabilities”) while the remaining balance of US$ 21.4 million will be collected in full at closing.

42

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

4.	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 220 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

43

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

5.	(Continued)

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. paid US$ 0.015 and established certain guarantees in favor of APSA.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

6.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall “Shopping Alto Palermo”, a location considered to be strategic for APSA.

The transaction was executed for a total price of US$ 17.8 million, which has been fully cancelled. Such plot of land is disclosed in Non-current investments – Undeveloped parcels of land.

7.	Barter with Cyrsa S.A.

On September 24, 1997 Alto Palermo S.A. (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which Alto Palermo S.A. (APSA), which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

44

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

7.	(Continued)

In consideration, Cyrsa would give Alto Palermo S.A. (APSA) an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver Alto Palermo S.A. (APSA) a number of storage units equivalent to 25% of all storage units in the future building.

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay Alto Palermo S.A. (APSA) the amount of US$ 0.1 million and would carry out the works at the parking spaces that Alto Palermo S.A. (APSA) would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which Alto Palermo S.A. (APSA) notifies Cyrsa the compliance of the conditions precedent. The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

8.	Letter of intent Plot of land Paraná.

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,

ii)	US$ 0.1 million was settled upon executing such agreement, and

iii)	US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

9.	Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As of July 1 st, 2009 SAPSA was merged into APSA.

10.	Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1st, 2009, Alto Palermo S.A. being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

11.	Purchase of Fibesa S.A.’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. own 95% of the company’s capital stock and Shopping Alto Palermo S.A. owned the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection 10 of this note, Alto Palermo S.A. is the owner of 99.99996% of the company’s shares.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

12.	Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which were completely cancelled at year end.

As a result of the previously mentioned agreement, Alto Palermo S.A. becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. becomes the owner of the remaining 2.5%.

13.	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, Alto Palermo S.A. entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. Alto Palermo S.A. agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

14.	Sale of properties

i)	Plot of land Guaymallén

On March 26, 2010, the Company executed an agreement of purchase without possession by which the Company sells a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million, out of which US$ 0.2 million was collected as prepayment while the remaining balance was settled together with the execution of the title deed on June 24, 2010.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	(Continued)

14.	(Continued)

ii)	Rosario Plot of land

•

On April 14, 2010, Alto Palermo S.A. (APSA) subscribed an irrevocable offer subject to compliance with a condition precedent (passing the amendment to Ordinance 8080), by which it sells the lot designated as 2 A of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the streets Thedy, Junín and Caseros Avenue. The transaction price was fixed at US$ 4.2 million, out of which US$ 1.05 million was collected. The remaining balance of the price will be settled upon executing the title deed.

•

On May 3, 2010, Alto Palermo S.A. (APSA) subscribed an irrevocable offer to sell the lot designated as 2 E of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the street Rotonda Ingeniero G. Venesia and Caseros Avenue. The transaction price was fixed at US$ 1.4 million, out of which US$ 0.35 million was collected. The outstanding balance will be settled as follows: the amount of US$ 0.35 million on September 30, 2010, upon surrendering the ownership and executing the title deed, and the amount of US$ 0.73 million on May 30, 2011, plus interest at 14% which starts to accrue as from the executing the title deed. To secure the outstanding price amount, the building will be mortgaged. The lots subject to these transactions have been valued at net realizable value and transferred to the inventory account.

15.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

The negative equity investment with Metroshop S.A. as of year-end is disclosed in the account Other Current Liabilities.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no an impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2010, the holders of Convertible Notes in APSA ordinary shares, have exercised their right to convert them for a total of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of June 30, 2010 Convertible Notes amounted to US$ 47.2 million.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: (Continued)

2.	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007. As of June 30, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2010 the Company holds Series I Notes for Fv. US$ 39.6 million and Series II Notes for Fv. Ps 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. US$ 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: (Continued)

2.	(Continued)

As of June 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

NOTE 24: SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

A.	(Continued)

1.	(Continued)

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

As of June 30, 2010, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 2,251,808 booked in its financial statements.

As of June 30, 2010 and 2009 the assistance to the Public Sector reaches 20.2% and 24.5%, from total Assets, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the previous fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million. These are available in the terms and conditions laid down by the Argentine Companies Law in its Section 221.

Pursuant to the Minutes of the Board Meeting No. 268 dated January 12, 2010, Banco Hipotecario’s Board of Directors adopted the following resolutions: 1) to deliver the Class D shares currently in BHSA’s portfolio as payment to Stock Appreciation Rights (StAR) holders up to the amount of their receivables and at the value quoted for the share at that time (or using any other method for improved accuracy), and 2) to analyze possible alternatives for the application of the remaining shares.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

A.	(Continued)

1.	(Continued)

The Ordinary General Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing. On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders.

On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

The Company exercised its preemptive rights and took part in the offer acquiring 26,197,564 Class D shares totaling Ps. 36.4 million. As a result of this transaction, as of the date of issuance of these Financial Statements, the Company’s ownership interest in BHSA increased from 28.03% to 29.78% of BHSA’s capital stock (without considering treasury shares).

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

A.	(Continued)

2.	(Continued)

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the years ended as of June 30, 2010 and June 30, 2009, security charges of the Company amount to Ps. 2,477 and Ps. 2,657, respectively.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, see Note 22 B.9.) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

1.	(Continued)

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances for Ps. 18,686 together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

2.	(Continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only involved lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90 running day term, construction began.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

tes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

2.	(Continued)

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

On 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

3.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At year end the amount of Ps. 9,964 was pending of accrual. Those improvements are disclosed under Other liabilities – contributed leasehold improvements.

4.	Tarshop S.A. and Metroshop S.A. credit card receivables securitization program

Tarshop S.A. and Metroshop S.A. have ongoing revolving year securitization programs through which they transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security.

CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

4.	(Continued)

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop S.A. and Metroshop S.A. balance sheets, they receive cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 419,982 during the year ended June 30, 2010 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps. 21,500, TDF Series “A” for Ps. 337,507 and CP Series “C” for Ps. 60,975 were issued. Metroshop S.A. transferred to financial trusts the total amount of Ps. 51,863 during the year ended June 30, 2010 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, VDF Series “A” for Ps. 41,779 and CP Series “C” for Ps. 10,084 were issued.

Tarshop acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, except for the TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII and XLIX, and TDF Series “C” of the Series XLVII, part of which Tarshop S.A. maintains in its portfolio. Cash reserves for losses in the amount of Ps. 2,846 have been made as credit protection for investors. Otherwise, Metroshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining VDF were placed to investors through a public offering in Argentina. Cash reserves for losses in the amount of Ps. 897 have been made as credit protection for investors.

5.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

5.	(Continued)

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July, 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 99% by the period-end. Additionally the progress percentage of the work of the office building stood at 95%.

Total contributions made by shareholders as regards this project amount to Ps. 556,989 as of the closing date of these financial statements.

6.	Meeting of Shareholders

The Ordinary and Extraordinary Shareholders’ Meeting of APSA held on October 29, 2009, has decided to approve, among other topics, the following:

1.	Extending the amount of the current Global Issuance Program of Notes for up to a further US$ 200,000 (the “Program”). Delegating on the Board of Directors and authorizations.

2.	Creating the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 50,000 (or equivalent amount in other currencies) (the “Program”).

Delegating on to the Board of Directors the broadest powers so that, within the maximum amount established by the Shareholders’ Meeting, establishes the remaining conditions of the Program and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Program. Considering the request for registration by the Company with the Special Registry of VCP Issuers.

3.	Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind, delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B.	(Continued)

7.	Issuance of securities representing short-term debt of Tarshop S.A.

During the current fiscal year, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed US$ 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

On February 15, 2010, the public offering for the Program was authorized by the CNV by registering it under No. 28. On that same day, the CNV’s Issuers’ Department resolved to authorize the issuance of Class I of Securities representing Short-Term Debt “VCPs” up to Ps. 15,000 that may be extended by up Ps. 25,000, under the special procedure to issue VCPs. On February 26, 2010, Class I was placed for a total nominal value of Ps. 22,720.

Class I VCPs will accrue interest from the issuance date at a nominal annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: August 25, 2010 (which has been cancelled on such date) and November 23, 2010. Principal will be repaid in 270 days from issuance, that is to say, on November 23, 2010.

On August 6, 2010, the CNV Issuers Department established the authorization to issue Class II of securities representing short-term debt (“VCPs”), of up to Ps. 25,000 that may be extended to Ps. 40,000, according to the special procedure to issue VCPs. On August 18, 2010, Class II was placed for a total face value of Ps. 40,000.

The Class II VCPs will accrue interest from the issuance date at an annual nominal rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: November 18, 2010 and February 16, March 18, April 18 and May 17, 2011. Principal payment dates are: March 18, April 18 and May 17, 2011, related to 25%, 25% and 50% of the total face value, respectively.

Net funds resulting from placing Class I and II were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

60

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25: DERIVATIVES CONTRACTS

a)	Futures contracts – Ritelco S.A.

In the course of the fiscal year, the Company conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during the fiscal year, the Company booked realized gains for US$ 191 (equivalent to Ps. 742) in the “Other holding results” line of its Income statement.

As of June 30, 2010, the Company carries neither derivatives contracts nor guarantees associated thereto.

b)	Derivative Financial Instruments - APSA

APSA uses certain financial instruments as a supplement to reduce its financing costs. APSA does not engage in negotiation or any other speculative use of these financial instruments.

As of June 30, 2010, the accumulated losses to derivative financial instruments amount to Ps. 2,825 which are included in Financial gain (loss) generated by liabilities and Retained earnings to amount to Ps. 2,582 and Ps. 243, respectively. Such derivative financial instruments were subscribed with Cresud S.A.I.C.F y A.

NOTE 26: SUBSEQUENT EVENTS

1.	Acquisition of Unicity S.A (“Unicity”)

In September 2010, and through E-Commerce Latina S.A., the Company acquired a 100% stake in Unicity for US$ 2.5 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. (“Solares”) and for which it carries a liability to the Company on the purchase price balance, which as of the date hereof is US$ 9.1 million. Following this transaction, the Company’s interest in Solares is now 100%.

2.	Escrow Agreement - Metropolitan 885 Third Ave. LLC

To facilitate discussions in the framework of a debt renegotiation that Metropolitan 885 Third Ave. LLC aspires to obtain from Royal Bank of Canada, on August 4, 2010, the Company entered into an Escrow Agreement with agent Fidelity National Title, Insurance Company, and transferred US$ 15 million as a non-mandatory, good-faith deposit for the sole purpose of allowing discussions between the parties to move forward. The Escrow Agreement has been entered for a term that expires on September 27, 2010.

61

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Financial Statements

For the fiscal years ended June 30, 2010 and 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 2)	7,453	14,887
Investments (Exhibits C and D)	77,222	120,754
Accounts receivable, net (Note 3)	38,940	46,161
Other receivables (Note 4)	97,652	96,822
Inventories (Note 5)	33,478	17,557

Total Current Assets	254,745	296,181

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	16,551	1,373
Other receivables (Note 4)	64,774	107,020
Inventories (Note 5)	58,111	49,964
Investments (Exhibits C and D)	2,334,314	1,694,853
Fixed assets, net (Exhibit A)	958,039	827,621
Intangible Assets, net (Exhibit B)	721	2,663

Subtotal Non-Current Assets	3,432,510	2,683,494

Negative goodwill, net	(40,212)	—

Total Non-Current Assets	3,392,298	2,683,494

Total Assets	3,647,043	2,979,675

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6)	22,715	20,187
Customer advances (Note 7)	19,865	13,953
Short-term debt (Note 8)	399,975	111,620
Salaries and social security payable	3,547	4,991
Taxes payable (Note 9)	16,086	12,824
Other liabilities (Note 10)	24,986	51,562

Subtotal Current Liabilities	487,174	215,137

Allowances (Exhibit E)	631	63

Total Current Liabilities	487,805	215,200

NON-CURRENT LIABILITIES
Customer advances (Note 7)	1,206	7
Long-term debt (Note 8)	637,461	640,172
Taxes payable (Note 9)	55,869	1,555
Other liabilities (Note 10)	61,656	27,079

Total Non-Current Liabilities	756,192	668,813

Total Liabilities	1,243,997	884,013

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,403,046	2,095,662

Total Liabilities and Shareholders’ Equity	3,647,043	2,979,675

The accompanying notes and exhibits are an integral part of these financial statements.

63
Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Revenues	334,301	394,472
Costs (Exhibit F)	(90,512)	(162,036)

Gross profit	243,789	232,436

Administrative expenses (Exhibit H)	(70,872)	(41,531)
Selling expenses (Exhibit H)	(6,512)	(11,111)

Subtotal	(77,384)	(52,642)

Gain from recognition of inventories at net realizable value	6,264	11,915
Gain from operations and holdings of real estate assets, net	361	1,073

Operating income	173,030	192,782

Amortization of negative goodwill, net	2,077	—

Financial results generated by assets:
Interest income	38,945	33,165
Foreign exchange gain	13,258	52,516
Holding gain	16,559	11,675

Subtotal	68,762	97,356

Financial results generated by liabilities:
Interest expense (Exhibit H)	(85,744)	(63,652)
Foreign exchange loss	(26,462)	(164,308)
Other financial expenses (Exhibit H)	(1,895)	(2,006)

Subtotal	(114,101)	(229,966)

Financial results, net	(45,339)	(132,610)

Gain on equity investees (Note 12.c.)	276,923	176,071
Other expenses, net (Note 11)	(9,580)	(11,824)

Net income before tax	397,111	224,419

Income tax (Note 15)	(62,610)	(65,784)

Net income for the year	334,501	158,635
Earnings per share (Note 13):
Basic net income per share	0.578	0.274
Diluted net income per share	0.578	0.274

The accompanying notes and exhibits are an integral part of these financial statements.

64
Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Cumulative translation adjustment	Retained earnings	Total as of June 30, 2010
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 14.b)	Reserve for new developments
Balances as of June 30, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	—	54,875	1,924,178

Cumulative translation adjustment	—	—	—	—	—	—	12,849	—	12,849
Legal Reserve increase	—	—	—	—	2,743	—	—	(2,743)	—
Net gain for the year	—	—	—	—	—	—	—	158,635	158,635

Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	12,849	210,767	2,095,662

Cumulative translation adjustment	—	—	—	—	—	—	4,610	—	4,610
Appropriation of retained earnings approved by Shareholders meeting held 10.29.09	—	—	—	—	—	—	—	(31,727)	(31,727)
Legal Reserve increase	—	—	—	—	7,932	—	—	(7,932)	—
Net gain for the year	—	—	—	—	—	—	—	334,501	334,501

Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	17,459	505,609	2,403,046

The accompanying notes and exhibits are an integral part of these financial statements.

65

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	99,408	87,568
Cash and cash equivalents as of the end of the year	57,467	99,408

Net (decrease) increase in cash and cash equivalents	(41,941)	11,840

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	334,501	158,635
Plus income tax accrued for the year	62,610	65,784
Adjustments to reconcile net loss (income) to cash flows from operating activities:
• Gain on equity investees	(276,923)	(169,870)
• Financial results, net	(42,452)	78,307
• Gain from recognition of inventories at net realizable value	(6,264)	(11,915)
• Amortization of negative goodwill, net	(2,077)	—
• Gain from operations and holdings of real estate assets	(361)	(1,073)
• Amortization and depreciation	24,906	21,535
• Allowances and provisions	34,221	26,021
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in current investments	19,706	14,871
• Decrease (increase) in accounts receivables, net	21,380	(34,725)
• Increase in other receivables and prepaid expenses	(2,616)	(10,351)
• Decrease in inventory	46,757	105,866
• Decrease in intangible assets	—	101
• Increase in trade accounts payable	1,254	7,177
• Increase in customer advances	5,697	9,649
• Decrease in taxes payable and salaries and social security payable	(26,079)	(13,494)
• Decrease in other liabilities	(12,017)	(11,425)
• Decrease in accrued interest	(1,992)	(5,131)

Net cash provided by operating activities	180,251	229,962

CASH FLOWS FROM INVESTING ACTIVITIES:
• Collection of dividends	42,286	38,154
• Decrease in other investments	29,486	—
• Cash collected from sale of Pereiraola S.A.I.C.I.F. y A.	11,023	—
• Cash collected from loans granted to related parties	5,856	7,983
• Cash collected from merger, spin-off-merger and acquisition of related parties	5,038	—
• Shareholding increase in equity investees	(3,455)	(77,297)
• Purchase of non convertible notes APSA	—	(92,660)
• Collections of non convertibles notes APSA	—	6,645
• Decrease of undeveloped parcels of land	—	4,065
• Acquisition and improvements of undeveloped parcels of land	(21)	(6,937)
• Advance payments for the acquisition of shares	(23,346)	—
• Loans granted to related parties	(36,706)	(11,543)
• Acquisition and improvements of fixed assets	(102,040)	(24,864)
• Irrevocable contributions in subsidiary companies	(380,192)	(32,120)

Net cash used in investing activities	(452,071)	(188,574)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase (decrease) in bank overdraft, net	305,494	(37,368)
• Increase in short-term and long-term debt	40,000	60,000
• Increase of loans with related companies	—	4,500
• Payments of loans with related companies	(1,308)	(4,242)
• Payments of dividends	(31,727)	—
• Payment of short-term and long -term debt	(82,580)	(52,438)

Net cash provided by (used in) financing activities	229,879	(29,548)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	(41,941)	11,840

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Financial Statements.

66
Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Supplemental cash flow information
• Interest paid	51,738	66,496
• Income tax paid	10,986	6,486
Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	43,694	78,870
• Increase in non-current investment through a decrease in other receivables	39,338	—
• Increase in accounts receivable through a decrease in long-term investment	38,111	—
• Decrease in current investments through an increase in other receivables	8,402	—
• Increase in inventories through a decrease in non-current investment	8,200	—
• Cumulative translation differences	4,610	12,849
• Decrease in customer advances through a decrease in inventories	—	26,883
• Capitalization of financial cost in fixed assets	—	7,561
• Decrease in trade accounts payable through a decrease in undeveloped parcels of lands	—	5,445
• Increase in other receivables and prepaid expenses through a decrease in non-current investments	—	4,964
• Increase in inventories through a decrease in undeveloped parcels of lands	—	101

	June 30, 2010	June 30, 2009
Merger, spin-off - merger and acquisition of subsidiaries (Note 16.2)
• Current investments	13	—
• Accounts receivable, net	953	—
• Other receivables	(51,187)	—
• Inventories	12,666	—
• Fixed assets, net	93,678	—
• Intangible assets, net	128	—
• Undeveloped parcels of lands	9,667	—
• Other investments	8,396	—
• Non-current investment	248,037	—
• Negative goodwill, net	(42,290)	—
• Trade accounts payable	1,244	—
• Customer advances	(1,105)	—
• Salaries and social security payable	(1,261)	—
• Taxes payable	(14,372)	—
• Other liabilities	(1,876)	—

Net value of assets acquired not considered cash and cash equivalents	262,691	—

• Cash and cash equivalents	5,038	—

Net value of assets acquired	267,729	—

• Higher value of the acquired assets	(6,575)	—
• Equity from merged and acquired subsidiaries	(303,444)	—
• Goodwill	42,290	—

Net value of merger	—	—

67
Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

For the fiscal years ended June 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.	Preparation and presentation of financial statements

These financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires. in accordance with the resolutions issued by the National Securities Commission.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.3.	(Continued)

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2009 shown in these financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

The financial statements as of June 30, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of June 30, 2010.

These financial statements consider the effect of the merger and spin-off merger described in Note 16.2. Therefore, the financial statements as of June 30, 2010 are not comparable to the figures of June 30, 2009.

1.5.	Significant accounting polices

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

d.	Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

f.	Other receivables and prepaid expenses and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3, or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

Units to be received:

The Company has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Investments in subsidiaries and equity investments:

Non current investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at June 30, 2010 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A. y Torodur S.A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the Company’s operations in relation to its Subsidiaries whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in their own transactions or with local loans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

i.	(Continued)

Tyrus’s and Torodur´s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “cumulative translation adjustment”.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3, or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3, less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

j.	(Continued)

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

k.	Intangible assets, net

Intangible assets mainly corresponds to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of year-end.

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

l.	(Continued)

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

p.	(Continued)

The Company has recognized MPIT accrued in the year and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a case-by-case basis considering the present value of expected future cash flows. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the fiscal years ended as of June 30, 2010 and June 30, 2009 are detailed in Exhibit E.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

q.	(Continued)

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A, Torodur S.A. and subsidiaries of Ritelco S.A., financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

s.	Profit and loss accounts

The profit and loss for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

t.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3 and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Palermo Invest S.A.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of sales, leases and services posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Cash on hand (Exhibit G)	119	90
Banks accounts (Exhibit G)	2,117	14,190
Checks to be deposited	5,217	607

	7,453	14,887

NOTE 3: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	25,607	16,551	24,393	1,373
Related parties (Note 12.a.) (Exhibit G)	14,738	—	24,368	—
Debtors under legal proceedings and past due debts	8,355	—	4,452	—
Notes receivable	339	—	—	—
Less:
Allowance for doubtful accounts (Exhibit E)	(10,099)	—	(7,052)	—

	38,940	16,551	46,161	1,373

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	41,036	34,430	52,121	94,797
Receivables from the sale of shares (Exhibit G) (1)	35,772	—	34,115	—
Guarantee deposits (Exhibit G)	8,402	—	—	—
Prepaid expenses and services	7,933	1,168	3,748	1,290
Guarantee of defaulted credits (2) (Exhibit G)	—	—	4,206	—
MPIT	—	28,589	—	3,377
Deferred income tax (Note 15)	—	—	—	7,238
Present value	—	(168)	—	(148)
Others (Exhibit G)	4,509	755	2,632	466

	97,652	64,774	96,822	107,020

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.5 million of such amount). The balance will become due in December 2010 and it is supported by a pledge in favor of the Company. See Note 26.1. to the Consolidated Financial Statements
(2)	See Note 21.A.ii to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
Credit from barter of Caballito (Cyrsa) (1) (Note 12.a.)	—	37,939	—	37,939
Credit from barter of Caballito (Koad) (2)	25,808	6,654	15,828	11,795
El Encuentro (3)	4,938	5,318	—	—
Pereiraola (4)	—	8,200	—	—
Abril	1,755	—	788	209
Other inventories	977	—	941	21

	33,478	58,111	17,557	49,964

(1)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby IRSA conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa agreed to conduct a real estate development in that plot for the construction of homes: there will be a first stage comprising the construction of two buildings and a second stage for the construction of a third building, at Cyrsa’s option. As consideration, Cyrsa paid US$ 0.12 million, with the outstanding balance to be paid through the delivery of 25% of the units making up the buildings to be constructed in the plot. To guarantee compliance with its obligations, Cyrsa has mortgaged the land for the amount of US$ 12.6 million in favor of the Company.
(2)	In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.” As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$1.0 million. As of June 30, 2009, Koad had delivered 42 parking lots of the total stipulated. In addition, preliminary sales agreements were signed over 61 functional units. With these units recognized at net realization value, this transaction generated income for $ 4,839 during the fiscal year ended on June 30, 2010.
(3)	In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. As of June 30, 2010 preliminary sales agreements have been signed for 3 units. With these units recognized at net realization value, this transaction generated income for $ 1,044. Title deeds have been drawn for the sale of a further 7 units.
(4)	See note 16.5.

NOTA 6: TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Related parties (Note 12.a.) (Exhibit G)	13,274	9,852
Suppliers (Exhibit G)	4,642	3,796
Accruals	4,579	5,500
Others	220	1,039

	22,715	20,187

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
Customer advances (Exhibit G)	17,468	—	12,981	—
Leases and services advances	2,397	1,206	972	7

	19,865	1,206	13,953	7

NOTE 8: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
Overdrafts	311,912	—	7,736	—
Bank Loans (Exhibit G) (1)	68,054	52,767	72,954	76,453
Non convertibles notes -2017 (Note 12.a. and 17 and Exhibit G) (2)	20,009	584,694	19,297	563,719
Seller financing (Exhibit G) (3)	—	—	11,633	—

	399,975	637,461	111,620	640,172

(1)	The balance as of June 30, 2010 includes mainly:
a)	Ps. 28,023 as a current balance and Ps. 52,767 as a non-current balance related to the debt for purchase the República building (Exhibit G).
b)	Ps. 40,031 as a loan granted by Banco de la Nación Argentina maturing in November 2010 and accruing interest at a rate of 14% per annum, interest shall be paid monthly.
(1)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 4,956 non-current and Ps. 875 current and Ps. 5,831 non-current as of June 30, 2010 and June 30, 2009, respectively
(2)	Corresponds to debt for the purchase of Palermo Invest S.A. shares cancelled during the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9: TAXES PAYABLES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
MPIT	5,826	—	3,378	—
Provision on tax on shareholders personal assets	3,582	—	2,079	—
VAT, net balance	3,361	—	2,740	—
Tax retentions to third parties	1,472	—	1,710	—
Gross revenue, tax	1,160	—	408	1,138
Income tax, net	390	—	2,397	—
Tax facilities for gross revenue	153	351	85	417
Tax facilities for municipal taxes	142	472	—	—
Deferred income tax (Note 15)	—	55,046	—	—
Others	—	—	27	—

	16,086	55,869	12,824	1,555

NOTE 10: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2010		June 30, 2009
	Current	Non- current	Current	Non- current
Related parties (Note 12.a. and Exhibit G)	1,246	57,457	41,946	21,332
Directors’ fees provision (Note 12.a.) (1)	15,060	—	231	—
Administration and reserve funds	3,395	—	3,343	—
Guarantee deposits (Exhibit G)	3,014	4,106	2,146	4,408
Less value of acquired contracts (Note 1.5.l)	1,308	—	3,722	1,308
Present value	—	(102)	—	(164)
Others	963	195	174	195

	24,986	61,656	51,562	27,079

(1)	As of June 30, 2010 and 2009, it is disclosed net of advances to Directors for Ps. 11,519 and Ps. 10,510, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2010	June 30, 2009
Other income:
Recovery of allowances	592	31
Others	386	190

Subtotal	978	221

Other expenses:
Donations	(5,168)	(5,000)
Tax on shareholders´ personal assets	(4,118)	(3,214)
Unrecoverable VAT	(514)	(3,766)
Lawsuits contingencies (1)	(734)	(4)
Others	(24)	(61)

Subtotal	(10,558)	(12,045)

Total other expenses, net	(9,580)	(11,824)

(1)	As of June 30, 2010 includes Ps. 526 corresponding to allowances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of June 30, 2010 and June 30, 2009, with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current investments	Non-current Investments	Inventories receivables - Caballito plot of land barter	Account receivable, net – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Alto Palermo S.A. (1)	20,720	293,890	—	1,943	220	—	(3,670)	—	—	—	—	313,103
Banco Hipotecario (3)	—	—	—	—	—	—	(159)	—	—	—	—	(159)
Cactus Argentina S.A. (3)	—	—	—	2	—	—	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	—	634	102	—	—	—	—	—	—	736
Consorcio Dock del Plata (4)	—	—	—	883	2	—	(10)	—	—	(3)	—	872
Consorcio Libertador S.A. (4)	—	—	—	—	20	—	(66)	—	—	(4)	—	(50)
Consorcio Torre Boston S.A.(4)	—	—	—	595	205	—	—	—	—	—	—	800
Consultores Assets Management S.A. (4)	—	—	—	814	29	—	(2)	—	—	—	—	841
Cresud S.A.C.I.F. y A. (2)	—	—	—	948	35,573	—	(6,748)	(4,616)	(72,174)	—	—	(47,017)
Cyrsa S.A. (5)	—	—	37,939	3,170	16	—	(1,576)	—	—	—	—	39,549
Directors (4)	—	—	—	—	164	—	(36)	—	—	(15,060)	(8)	(14,940)
E-Commerce Latina S.A. (1)	—	—	—	72	295	—	—	—	—	—	—	367
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Estudio Zang. Bergel & Viñes (4)	—	—	—	—	22	—	(290)	—	—	—	—	(268)
Fibesa S.A. (1)	—	—	—	248	3	—	(42)	—	—	—	—	209
Fundación IRSA (4)	—	—	—	36	5	—	—	—	—	—	—	41
Hersha Hospitality Trust (3)	—	—	—	—	112	—	—	—	—	—	—	112
Hoteles Argentinos S.A. (1)	—	—	—	9	21	—	—	—	—	(789)	—	(759)
Inversora Bolívar S.A. (1) (8)	—	—	—	—	607	—	(5)	—	—	—	—	602
IRSA International LLC (1)	—	—	—	—	633	—	(525)	—	—	—	—	108
Llao – Llao Resorts S.A. (1)	—	—	—	980	2,237	19,792	—	—	—	(260)	—	22,749
Miltary S.A. (1)	—	—	—	—	9	—	—	—	—	—	—	9
Museo de los niños (4)	—	—	—	26	—	—	—	—	—	—	—	26
Nuevas Fronteras S.A. (1)	—	—	—	145	1	—	(81)	—	—	(19)	(4,726)	(4,680)
Palermo Invest S.A. (1) (8)	—	—	—	10	36	—	—	—	—	—	—	46
Panamerican Mall S.A. (1)	—	—	—	—	1	—	(3)	—	—	—	—	(2)
Employees (4)	—	—	—	—	48	—	(28)	—	—	—	—	20
Puerto Retiro S.A. (5)	—	—	—	119	—	—	(11)	—	—	—	—	108
Quality Invest S.A. (1)	—	—	—	14	—	—	—	—	—	—	—	14
REIG (3)	—	—	—	—	581	—	—	—	—	—	—	581
Ritelco S.A. (1)	—	—	—	—	6	—	—	—	—	(171)	(52,723)	(52,888)
Shopping Neuquén S.A. (1)	—	—	—	—	1	—	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	—	1,300	49	14,638	—	—	—	—	—	15,987
Tarshop S.A. (1)	—	—	—	2,790	—	—	(21)	—	—	—	—	2,769
Torodur S.A. (1)	—	—	—	—	8	—	—	—	—	—	—	8
Tyrus S.A. (1)	—	—	—	—	30	—	—	—	—	—	—	30

Totals at June 30, 2010	20,720	293,890	37,939	14,738	41,036	34,430	(13,274)	(4,616)	(72,174)	(16,306)	(57,457)	278,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

Related parties	Current investments	Non-current Investments	Inventories receivables - Caballito plot of land barter	Account receivable, net – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Alto Palermo S.A. (1)	20,483	297,614	—	8,651	1,596	—	(3,860)	—	—	(6,580)	—	317,904
Canteras Natal Crespo S.A. (5)	—	—	—	385	1,727	—	—	—	—	—	—	2,112
Comercializadora Los Altos S.A. (1)	—	—	—	48	—	—	(5)	—	—	—	—	43
Consorcio Dock del Plata (4)	—	—	—	344	26	—	(46)	—	—	—	—	324
Consultores Assets Management S.A. (4)	—	—	—	536	5	—	(2)	—	—	—	—	539
Consorcio Libertador S.A. (4)	—	—	—	518	4	—	(115)	—	—	—	—	407
Cresud S.A.C.I.F. y A. (2)	—	—	—	1,127	7,570	—	(1,901)	(4,458)	(61,204)	(135)	—	(59,001)
Cyrsa S.A. (5)	—	—	37,939	2,862	20	—	(695)	—	—	—	—	40,126
Directors (4)	—	—	—	—	160	—	(29)	—	—	(231)	(8)	(108)
E-Commerce Latina S.A. (1)	—	—	—	18	—	—	—	—	—	—	—	18
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Estudio Zang. Bergel & Viñes (4)	—	—	—	—	20	—	(186)	—	—	(3)	—	(169)
Fibesa S.A. (1)	—	—	—	2	—	—	(3)	—	—	—	—	(1)
Fundación IRSA (4)	—	—	—	18	3	—	(259)	—	—	—	—	(238)
Hoteles Argentinos S.A. (1)	—	—	—	—	21	—	—	—	—	(762)	—	(741)
Inversora Bolívar S.A. (1) (8)	—	—	—	3,475	28,728	39,644	(2,184)	—	—	(22)	—	69,641
IRSA International LLC (1)	—	—	—	—	577	—	(462)	—	—	—	—	115
Llao – Llao Resorts S.A. (1)	—	—	—	1,734	196	45,466	—	—	—	—	(6)	47,390
Museo de los niños (4)	—	—	—	20	—	—	—	—	—	—	—	20
Nuevas Fronteras S.A. (1)	—	—	—	152	1	—	(2)	—	—	(19)	(4,565)	(4,433)
Palermo Invest S.A. (1) (8)	—	—	—	66	6,068	—	—	—	—	—	—	6,134
Panamerican Mall S.A. (1)	—	—	—	69	1	—	(1)	—	—	—	—	69
Patagonian Investment S.A. (1) (8)	—	—	—	54	—	—	—	—	—	—	—	54
Pereiraola S.A.I.C.I.F. (1)	—	—	—	39	—	—	—	—	—	—	—	39
Employees (4)	—	—	—	—	285	—	(22)	—	—	—	—	263
Puerto Retiro S.A. (5)	—	—	—	78	—	—	—	—	—	—	—	78
Quality Invest S.A. (1)	—	—	—	12	2	—	—	—	—	—	—	14
Ritelco S.A. (1)	—	—	—	—	24	—	—	—	—	(34,424)	(16,753)	(51,153)
Rummaala S.A. (5) (6)	—	—	—	7	1	—	(43)	—	—	—	—	(35)
Shopping Alto Palermo S.A. (1)(7)	—	—	—	1	20	—	(27)	—	—	(1)	—	(7)
Solares de Santa María S.A. (1)	—	—	—	869	26	9,687	—	—	—	—	—	10,582
Tarshop S.A. (1)	—	—	—	3,283	—	—	—	—	—	—	—	3,283
Tyrus S.A. (1)	—	—	—	—	5,040	—	(9)	—	—	—	—	5,031

Totals at June 30, 2009	20,483	297,614	37,939	24,368	52,121	94,797	(9,852)	(4,458)	(61,204)	(42,177)	(21,332)	388,299

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the fiscal years ended June 30, 2010 and June 30, 2009 are as follows:

Related parties	Sales and services fees	Leases earned	Cost	Interest earned	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	—	3,472	(547)	37,869	—	—	40,794
Baicom Networks S.A. (1)	—	—	—	118	—	—	118
Canteras Natal Crespo S.A. (5)	96	—	—	200	—	—	296
Cresud S.A.C.I.F. y A. (2)	—	957	(11,109)	1,443	—	(10,867)	(19,576)
Consorcio Dock del Plata S.A. (4)	195	—	—	—	—	—	195
Consorcio Libertador S.A. (4)	123	11	—	—	—	—	134
Consorcio de Propietarios Torre Boston (4)	54	—	—	—	—	—	54
CYRSA S.A. (5)	292	97	—	—	—	—	389
Directors (3)	—	—	—	—	(27,790)	—	(27,790)
E-Commerce S.A. (1)	—	—	—	14	—	—	14
Estudio Zang. Bergel & Viñes (4)	—	—	—	—	(2,381)	—	(2,381)
Fibesa S.A (1)	—	535	—	—	—	—	535
Hoteles Argentinos S.A. (1)	621	—	—	—	—	—	621
Inversora Bolívar S.A. (1) (8)	—	—	—	26	—	—	26
Llao Llao Resorts S.A. (1)	—	84	—	3,646	—	—	3,730
Nuevas Fronteras S.A. (1)	461	—	—	—	—	(232)	229
Palermo Invest S.A. (1)	—	—	—	8	—	—	8
Loans granted to employees	—	—	—	—	—	(14)	(14)
Quality Invest S.A. (1)	—	—	—	13	—	—	13
Ritelco S.A. (1)	—	—	—	—	—	(1,134)	(1,134)
Solares de Santa María S.A. (1)	—	—	—	1,171	—	—	1,171
Tarshop S.A. (1)	59	1,228	—	—	—	—	1,287

Totals at June 30, 2010	1,901	6,384	(11,656)	44,508	(30,171)	(12,247)	(1,281)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

b.	(Continued)

Sociedades	Sales and services fees	Leases earned	Leases lost	Interest earned	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	2,117	—	—	50,277	—	—	52,394
Canteras Natal Crespo S.A. (5)	96	—	—	166	—	—	262
Cresud S.A.C.I.F. y A. (2)	573	—	—	—	—	(6,602)	(6,029)
Consorcio Libertador S.A. (4)	124	9	—	—	—	—	133
CYRSA (5)	—	450	—	—	—	—	450
Directors (3)	—	—	—	—	(10,626)	—	(10,626)
E-Commerce S.A. (1)	—	—	—	—	—	(484)	(484)
Estudio Zang. Bergel & Viñes (4)	—	—	—	—	(1,473)	—	(1,473)
Hoteles Argentinos S.A. (1)	—	—	—	47	—	—	47
Inversora Bolívar S.A. (1) (8)	2,623	—	(2,056)	7,186	—	—	7,753
Llao Llao Resorts S.A. (1)	—	142	—	4,080	—	—	4,222
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(339)	(339)
Palermo Invest S.A. (1)	—	—	—	755	—	—	755
Loans granted to employees (4)	—	—	(34)	15	—	—	(19)
Ritelco S.A. (1)	—	—	—	—	—	(1,539)	(1,539)
Solares de Santa María S.A. (1)	—	—	—	949	—	—	949
Tarshop S.A. (1)	158	1,602	—	—	—	—	1,760

Totals at June 30, 2009	5,691	2,203	(2,090)	63,475	(12,099)	(8,964)	48,216

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Related party (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control
(6)	See note 1.a. (3) to the Consolidated Financial Statements
(7)	See note 22.b.10. to the Consolidated Financial Statements
(8)	See note 16.2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	June 30, 2010	June 30, 2009
Gain on equity investees	263,371	83,219
Gain on sale of shares	23,687	—
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	2,274	1,817
Gain on purchase of notes of APSA (Note 18.1)	—	92,648
Accrual of financial results from notes of APSA (Note 18.1)	(14,249)	(6,391)
Foreign exchange gain of notes of APSA	1,583	6,201
Accelerated depreciation of debt issuance costs of notes of APSA	257	(1,423)

	276,923	176,071

NOTE 13: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	June 30, 2010	June 30, 2009
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	June 30, 2010	June 30, 2009
Net income for calculation of basic earnings per share	334,501	158,635
Dilutive effect	—	—

Net income for calculation of diluted earnings per share	334,501	158,635

Net basic income per share	0.578	0.274
Net diluted income per share	0.578	0.274

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14: COMMON STOCK

a.	Common stock

As of June 30, 2010, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14: (Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

NOTE 15: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (1)	Balances at period-end
Deferred assets and liabilities
Cash and Banks	(100)	90	(10)
Investments	61,108	(8,151)	52,957
Accounts receivable, net	2,465	(1,186)	1,279
Other receivables and prepaid expenses	(915)	698	(217)
Inventories	(4,199)	4,166	(33)
Fixed assets, net	(55,971)	(52,315)	(108,286)
Short and long-term debt	(2,347)	306	(2,041)
Salaries and social security payable	120	323	443
Other liabilities	7,077	(6,215)	862

Total net deferred assets (liabilities)	7,238	(62,284)	(55,046)

(1)	Includes Ps. 8,931 (net liability) by spin off-merger (see note 16.2.).

Net liabilities at year end derived from the information included in the above table amount to Ps. 55,046.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the years ended June 30, 2010 and 2009, respectively:

Items	06.30.10	06.30.09
Pretax income	397,111	224,419
Statutory income tax rate	35%	35%

(Income tax expense at statutory tax rate on pretax income)	138,989	78,547

- Restatement into constant currency	11,305	12,271
- Donations	1,004	1,750
- Loss on equity investees	(91,936)	(30,219)
- Gain from holdings of investments	—	191
- Tax on personal assets	1,441	1,125
- Others	1,807	2,119

- Income tax and deferred tax charge for the year	62,610	65,784

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	06.30.10	06.30.09
Total income and MPIT expense	62,610	65,784
Less temporary differences:
Additions
Account receivable, net	—	2,350
Fixed assets, net	(52,315)	(52,328)
Salaries and social security payable	323	98
Other liabilities	—	507
Reversals
Cash and banks	90	(275)
Investments	(8,151)	(436)
Accounts receivable, net	(1,186)	—
Other receivables and prepaid expenses	698	(1,584)
Inventories	4,166	1,899
Bank and financial loans	306	305
Other liabilities	(6,215)	—
Tax loss carryforwards	—	(843)
Balances incorporated from spin-off - merger (note 16.2)	8,931	—

Total temporary differences	(53,353)	(50,307)

Total income tax	9,257	15,477

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 120.1 million which should be recorded in the retained earnings for Ps. 136.2 million (loss) and in the income statement accounts of the fiscal year Ps. 16.1 million (gain), This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.1	7.0	7.0	99.0	120.1

NOTE 16: ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

During the year ended on June 30, 2010 and 2009, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 14,777 square meters and 20,315 square meters respectively in exchange for a total of Ps. 168.3 million and Ps. 201.3 million, respectively. The gross income generated by these transactions amounted to Ps. 115.4 million and Ps. 119.4 million, respectively.

2.	Merger and spin-off/merger between the Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. and Inversora Bolívar S.A. to be subsequently merged with the Company as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

3.	Acquisition of Catalinas Norte plot of land.

On December 2009 the Company acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million was paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million was paid at the time of executing and delivering the corresponding title deed, which took place during last May.

4.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

As of the date of issuance of these financial statements, the parties agreed to extend the right to exercise the purchase option until September 21, 2010.

5.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first installment falling due in December 2010. As of June 30, 2010 the buyer had effected advanced payments on the first installment for US$ 1.05 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

6.	Acquisition of Torodur S.A.

In May 2010 the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP, at cost.

NOTE 17: ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission, Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million (See Notes 18.4 and 22.1).

NOTE 18: OTHER RELEVANT FACTS

1.	Purchase of Alto Palermo’s Notes

During fiscal year ended June 30, 2009, the Company bought Alto Palermo notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. This transactions generated results for Ps. 74,285 and Ps. 18,363, respectively.

2.	Acquisition of company´s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”) acquired additional shares of the Company, Cresud exercises control on the Company, as from October 2008 it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution No. 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

3.	Financial and capital market situation

In late 2008, the financial markets of the largest economies in the world were adversely affected by the prevailing conditions of volatility and illiquidity and by the credit crunch. This led in turn to a significant decline in the stock market indices at the international level which came hand in hand with a slow-down in the global economy.

As soon as the largest economies in the world were intervening by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009 and 2010, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009 and during 2010, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio.

As to the quotation of Banco Hipotecario’s shares, though it significantly appreciated in the past months, it does not reflect the entity’s equity and/or business conduct and neither is it representative of Banco Hipotecario’s current operational performance.

Amongst the factors considered by the Company to draw the conclusion outlined in the preceding paragraph are: (i) the factors that cause a decline in the quoted value and its historical performance (credit, interest rate, market, etc); (ii) the Company’s ability and intent to maintain the investment for a period long enough for the value to recover, (iii) how significant such decline in the quoted value may be to the Company and (iv) Banco Hipotecario’s business fundamentals. The assessment of a non-temporary decline is as both a qualitative and quantitative process, subject to several risks and uncertainties.

4.	Shareholder’s Meeting held on October 29, 2009

The following, among other topics, are the resolutions adopted by the Company’s Shareholders’ Meeting:

•	Increase in the amount of the Global Program for the Issuance of Negotiable Obligations currently in force for a further US$ 200,000 (See Note 17).

•	The creation of a Global Program of Short-term Debt Securities for an amount that at no time shall exceed of US$ 50,000 (or the equivalent in other currencies).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

•	The payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

5.	Negative working capital

At the end of the year, the Company’s working capital exhibited a Ps. 233,060 deficit. The Board of Directors and the management is analyzing the treatement to be affored to this situation.

6.	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System, FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, IRSA´s Board of Directors has approved the specific implementation plan to the application of IFRS.

NOTE 19: RESTRICTED ASSETS

1.	The Company carries a mortgage on the property designated as “Suipacha 652” set up to secure its obligation to construct a building and transfer the units to be constructed in said building as price balance for the acquisition of the property located at Libertador 1755.

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. . Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term.

3.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21: TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August, 2007 the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November, 2007 the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these financial statements, this matter had not yet been finally settled.

In May, 2008 the Company applied to the CNDC for a consultative opinion concerning the acquisition of Edificio República. In February, 2010 the Company has presented the required documentation notifying the operation. As of the date of issuance of these financial statements, the operation is pending of approval.

NOTE 22: SUBSEQUENT EVENTS

1.	Issuance of negotiable obligations

On July 20, 2010, the Company issued non-convertible negotiable obligations for a nominal value of US$ 150 million (“Series 2 Notes”) under its Global Program for the Issuance of Negotiable Obligations for a nominal value of up to US$ 400 million maturing on July 20, 2020. The issuance price was 97.838% of the nominal value and it will accrue interest at a nominal 11.5% annual interest rate to be paid half-yearly on January 20 and June 20 each year, starting on January 20, 2011.

2.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

2.	(Continued)

Exercising its preemptive right, the Company took part in the offer and acquired 4,352,241 Class D shares totaling $6.0 million. As a result of this transaction, as of the date of issuance of these Financial Statements, the Company’s share in BHSA increased from the 5% interest in BHSA’s capital stock held as of the end of the fiscal year, to 5.29% (without considering treasury shares).

3.	Acquisition of the building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company and American partners entered into a conditional purchase and sale agreement to acquire the property located at 183 Madison Avenue, New York, NY. The investment vehicle is a US-based company, Rigby 183 LLC, which, as soon as the transaction is consummated, will be controlling a 19-story building at 183 Madison Avenue, New York, NY, that spans 22,893 square meters of net leasable area. The price offered was US$ 75.2 million.

On August 30, 2010, the Company transferred US$ 7.3 million, in order to have that amount, together with the amount to be contributed by its partners at Rigby 183 LLC, held in a deposit in the name of the seller, for the agreement signed.

It must be clarified that the transaction has not yet been consummated and that it is subject to certain conditions. Given that the seller is going through bankruptcy proceedings, the requisite court approvals for considering the transaction to have been consummated are still pending. If the transaction were to become final, the Company would have a 49% stake in Rigby 183 LLC’s capital stock.

The property is located in a Manhattan area known as “Midtown South” that also hosts other famous and prominent venues such as the Empire State Building, Macy’s Herald Square and the Madison Square Garden and boasts one the most significant office and retail markets in addition to excellent commuting alternatives, restaurants, shops and entertainment options.

Exhibit A

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the fiscal year ended June 30, 2010 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

	Value as of beginning of year		Additions and Transfers	Deductions and Transfers	Value as of end of year	Depreciation						Allowances for impairment (2)	Net carrying value as of June 30, 2010	Net carrying value as of June 30, 2009
						Accumulated as of beginning of year		For the year		Accumulated as of end of the year
Items								Increase, decreases and Transfers	Amount (1)
Work in progress	1,575		459	—	2,034	—		—	—	—		—	2,034	1,575
Machinery, equipment and computer equipment	6,940		3,352	(4)	10,288	6,328		3,013	351	9,692		—	596	612
Furniture and fixtures	2,016		870	—	2,886	1,707		782	37	2,526		—	360	309
Advances for fixed assets	57		268	(57)	268	—		—	—	—		—	268	57
Leasehold improvements	6,753		1,427	—	8,180	6,630		1,427	37	8,094		—	86	123
Vehicles	130		91	—	221	130		91	—	221		—	—	—

Subtotal other fixed assets	17,471		6,467	(61)	23,877	14,795		5,313	425	20,533		—	3,344	2,676

Properties:
Edificio República	230,294		—	—	230,294	5,816		—	4,701	10,517		—	219,777	224,478
Torre BankBoston (3)	169,078		—	—	169,078	5,285		—	2,907	8,192		—	160,886	163,793
Bouchard 551	160,657		—	—	160,657	7,759		—	2,328	10,087		—	150,570	152,898
Terreno Catalinas Norte	—		100,804	—	100,804	—		—	—	—		—	100,804	—
Intercontinental	—		113,969	—	113,969	—		27,475	4,086	31,561		—	82,408	—
Bouchard 710	72,460		—	—	72,460	6,177		—	1,022	7,199		—	65,261	66,283
Dique IV (4)	67,362		442	(548)	67,256	378		—	2,258	2,636		—	64,620	66,984
Maipú 1300	52,716		—	—	52,716	13,046		—	1,383	14,429		—	38,287	39,670
Costeros Dique IV	23,337		—	—	23,337	3,638		—	588	4,226		—	19,111	19,699
Libertador 498	36,344		—	(16,000)	20,344	9,145		(4,153)	695	5,687		—	14,657	27,199
Suipacha 652	17,010		—	—	17,010	5,622		—	452	6,074		—	10,936	11,388
Museo Renault (5)	8,503		—	—	8,503	350		—	255	605		—	7,898	8,153
Constitución 1159	8,762		—	—	8,762	—		—	—	—		(3,335)	5,427	5,173
Avda. de Mayo 595	7,339		—	—	7,339	2,616		—	234	2,850		—	4,489	4,723
Thames	—		8,955	—	8,955	—		5,054	4	5,058		—	3,897	—
Casona Abril	—		3,412	—	3,412	—		553	131	684		—	2,728	—
Constitución 1111	1,338		—	—	1,338	398		—	43	441		—	897	940
Dock del Plata	13,366		371	(12,805)	932	675		(729)	122	68		—	864	12,691
Alto Palermo Park	—		622	—	622	—		76	—	76		—	546	—
Madero 1020	408		—	(45)	363	139		(15)	21	145		—	218	269
Rivadavia 2768	334		—	—	334	91		—	26	117		—	217	243
Sarmiento 517	485		—	—	485	73		—	18	91		(197)	197	355
Edifícios Costeros (Dique II)	21,184		—	(21,184)	—	3,811		(3,994)	183	—		—	—	17,373
Libertador 602	3,486		—	(3,486)	—	853		(935)	82	—		—	—	2,633

Subtotal properties	894,463		228,575	(54,068)	1,068,970	65,872		23,332	21,539	110,743		(3,532)	954,695	824,945

Total as of June 30, 2010	911,934	(6)	235,042	(54,129)	1,092,847	80,667	(7)	28,645	21,964	131,276	(8)	(3,532)	958,039

Total as of June 30, 2009	977,124		32,425	(97,615)	911,934	80,818		(18,745)	18,594	80,667		(3,646)		827,621

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 2 (Exhibit H) and recover by devaluation for Ps. 361.
(3)	Includes Ps. 5,690 and Ps. 5,899 as of June 30, 2010 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	During the fiscal year ended on June 30, 2009 financing costs was capitalized for Ps. 7,561.
(5)	Includes Ps. 3,113 and Ps. 3,276 as of June 30, 2010 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(6)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.2.).
(7)	Includes Ps. 38,471 incorporated by spin-off - merger (See Note 16.2.).
(8)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.2.).

Exhibit B

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the fiscal year ended June 30, 2010 compared with the period ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

	Original Value					Amortization					Net carrying value as of June 30, 2010	Net carrying value as of June 30, 2009
	Value as of beginning of year	Additions and transfers		Deductions and transfers	Value as of year end	Accumulated as of beginning of year	Additions and Deductions and transfers		Amount (1)	Accumulated as of end of the year
Intangible Assets – savings expenses
- Torre BankBoston	5,644	—		—	5,644	3,349	—		1,721	5,070	574	2,295
- Museo Renault	198	—		—	198	125	—		73	198	—	73
- Edificio República	555	—		—	555	260	—		208	468	87	295
Expenses on real estate development	—	1,150		—	1,150	—	1,130		18	1,148	2	—
Expenses on projects development	—	294		—	294	—	186		50	236	58	—

Totals as of June 30, 2010	6,397	1,444	(2)	—	7,841	3,734	1,316	(2)	2,070	7,120	721

Totals as of June 30, 2009	6,520	—		(123)	6,397	1,677	(22)		2,079	3,734		2,663

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off - merger (See Note 16.2.)

Exhibit C

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

	Currency	P.V.	Amount	Book value as of June 30, 2010	Book value as of June 30, 2009	Issuer’s information (1)						(1) Interest in capital stock
						Main activity	Legal address	Last financial statement
Issuer and types of securities								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders´ equity
Current Investment
Boden 2012 (Exhibit G) (2)	US$	0.001	600	2	—
Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	14	1
Mortgage bonds (2)		$0.002	56,619	55	165

Total as of June 30, 2010				71

Total as of June 30, 2009					166

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

Exhibit C (Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2010	Book value at June 30, 2009	Issuer´s information									Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date		Capital stock (par value)		Income (loss) for the year		Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A. (7)	Common 1 vote	—	—	—	1,293	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	—		—		—		—	—
	Irrevoc. Contrib.			—	60
	Higher Inv. Value			—	7,553
Palermo Invest S.A.(5)	Common 1 vote	0.001	53,003,255	79,461	180,115	Investment	Bolívar 108 floor 1, Buenos Aires	06.30.10		53,003		25,385		104,560	100.00%
	Irrevoc. Contrib.			25,099	—
	Higher Inv. Value			5,147	28,682
	Purchase expenses			462	464
	Goodwill			—	(40,355)
	Eliminations			(38,079)	(38,079)
Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	19,254	19,003	Hotel operations	Av, Córdoba 680, Buenos Aires	06.30.10		19,209		314		24,068	80.00%
	Higher Inv. Value			1,292	1,424
	Eliminations			(150)	—
	Purchase expenses			32	35
Alto Palermo S.A. (1)	Common 1 vote	0.001	49,541,009	525,117	485,107	Real estate investments	Moreno 877 floor 22, Buenos Aires	06.30.10		78,206		119,102		828,960	63.35%
	Goodwill			(38,185)	(40,816)
	Higher Inv. value			99,004	113,093
	Eliminations			(2,044)	(2,343)
Patagonian Investment S.A. (5)	Common 1 vote	—	—	—	6,806	Real estate investments	Florida 537 floor 18, Buenos Aires	—		—		—		—	—
	Irrevoc. Contrib.			—	58
	Purchase expenses			—	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	53,023,430	35,001	4,792	Hotel operations	Florida 537 floor 18, Buenos Aires	06.30.10		106,047		(17,133)		70,002	50.00%
	Purchase expenses			150	162
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,996	5,127	Banking	Tte, Gral Perón 655, Buenos Aires	06.30.10	(3)	62,500	(3)	840	(3)	123,756	5.10%
Ritelco S.A.	Common 1 vote	0.001	181,016,717	225,330	197,200	Investments	Zabala 1422, Montevideo, Uruguay	06.30.10		66,970		27,937		252,670	100.00%
	Irrevoc. Contrib.			27,340	27,340
	Eliminations			(203)	(217)
Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	148,938	130,272	Banking	Reconquista 151 floor 1, Buenos Aires	06.30.10	(3)	1,500,000	(3)	84,137	(3)	2,861,666	5.00%
	Goodwill			(2,015)	(2,162)
	Higher Inv. Value			29	36
Canteras Natal Crespo S.A.	Common 1 vote	0.001	2,516,565	1,063	(839)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	06.30.10		5,033		(930)		2,126	50.00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319
Inversora Bolivar S.A.(5)	Common 1 vote	0.001	76,018,839	204,520	111,219	Acquisition, building	Bolivar 108 floor 1, Buenos Aires	06.30.10		80,020		15,957		216,176	95.00%
	Irrevoc. Contrib.			977	4,929

Exhibit C (Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2010	Book value at June 30, 2009	Issuer´s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the year	Shareholders’ equity
Quality Invest S.A.	Common 1 vote	0.001	241,745	24	41	Real estate investments	Bolivar 108 floor 1, Buenos Aires	06.30.10	247	(165)	24	97.97%
E-Commerce Latina S.A.	Common 1 vote	0.001	70,863,821	148,961	55,370	Direct or indirect interest in	Florida 537 floor 18, Buenos Aires	06.30.10	70,864	20,580	149,111	100.00%
	Irrevoc. Contrib.			150	1,039	companies related to
						communication but not
						limited
Rummaala S.A. (4)	—	—	—	—	3,493	Acquisition, building	Moreno 877 floor 21, Buenos Aires	—	—	—	—	—
CYRSA S.A. (4)	Common 1 vote	0.001	84,256,183	92,137	20,596	Real estate investments	Bolivar 108 floor 1, Buenos Aires	06.30.10	168,512	26,905	184,274	50.00%
	Purchase expenses			1	1
	Eliminations			(14,541)	(14,541)
Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	282,313	282,927	Real estate investments	Bolívar 108 floor 1, Buenos Aires	06.30.10	314,919	(681)	313,681	90.00%
	Eliminations			(166,521)	(166,521)
Manibil S.A.	Common 1 vote	0.001	23,898,280	27,228	25,322	Real estate investment	Del Libertador Ave, 498 floor 10 of, 6	06.30.10	48,772	3,890	55,568	49.00%
	Purchase expenses			10	10	and building
Tyrus S.A.	Common 1 vote	0.001	800,000,000	172,572	(6,967)	Investment	Colonia 810/403 Montevideo, Uruguay	06.30.10	110,535	64,677	328,307	100.00%
	Irrevoc. Contrib.			155,735	73,358
	Goodwill			(46)	(46)
	Purchase expenses			21	21
Torodur S.A.	Common 1 vote	0.001	705,600	101	—	Investment	Colonia 810/403 Montevideo, Uruguay	06.30.10	110	(14)	103	98%
	Goodwill			(58)	—
Nuevas Fronteras (5)	Common 1 vote	0.001	57,256,512	66,132	—	Hotels	Moreno 809, floor 2, Buenos Aires	06.30.10	75,004	9,330	86,631	76.34%
	Minor Inv. value			(20,026)	—
Advances for share purchases (6)	—	—		23,346	3,995	—		—	—	—	—	—

Total non-current investments as of June 30, 2010				2,096,236

Total non-current investments as of June 30, 2009					1,483,219

(1)	Quotation price of APSA’s shares at June 30, 2010 is Ps. 9.2. Quotation price of APSA´s shares at June 30, 2009 is Ps. 4.80
(2)	Quotation price of Banco Hipotecario´s shares at June 30, 2010 is Ps. 1.44. Quotation price of Banco Hipotecario´s shares at June 30, 2009 is Ps. 0.85 (See Note 18.3)
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22.A.1. to the Consolidated Financial Statements.
(5)	See Note 16.2.
(6)	See Note 16.4 and Exhibit G.
(7)	See Note 16.5

Exhibit D

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Items	Value as of June 30, 2010	Value as of June 30, 2009
Other Current Investments
Mutual funds (Exhibit G)	52,370	86,958
Stock Shares, in foreign currency (Exhibit G)	4,061	13,147
APSA Note 2012 (Note 12.a.) (1)	13,290	13,290
Note APSA 2012 – Accrued interest (Note 12.a.) (1)	154	231
Note APSA 2017 – Accrued interest (Note 12.a. and Exhibit G) (1)	1,704	1,613
Convertible Note APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	5,572	5,349

Total current investments as of June 30, 2010	77,151

Total current investments as of June 30, 2009		120,588

Other Non-current Investments
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Isla Sirgadero, Plot of land	2,895	—
San Luis, Plot of land	1,584	—
Intercontinental Plaza	1,564	—
Puerto Retiro	1,286	—
Pontevedra, Plot of land	918	—
Mariano Acosta, Plot of land	804	—
Merlo, Plot of land	639	—

Subtotal undeveloped parcels of land	16,128	6,438

APSA Note 2012 (Note 12.a.) (1)	3,074	11,117
Convertible Note APSA 2014 (Note 12.a. and Exhibit G) (1)	124,763	120,510
APSA Note 2017 (Note 12.a. and Exhibit G) (1)	86,260	73,529
Hersha Hospitality Trust	7,781	—
Other investments	72	40

Subtotal other investments	221,950	205,196

Total other non-current investments as of June 30, 2010	238,078

Total other non-current investments as of June 30, 2009		211,634

(1)	See Note 23.A.1. and 23.A.2 to the Consolidated Financial Statements.

Exhibit E

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the fiscal year ended June 30, 2010 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of June 30, 2010	Carrying value as of June 30, 2009
Deducted from assets:
Allowance for doubtful accounts (1)	7,052	8,915	(5,868)	10,099	7,052
Allowance for impairment of fixed assets (2)	3,646	247	(361)	3,532	3,646

Total of June 30, 2010	10,698	9,162	(6,229)	13,631

Total of June 30, 2009	5,620	6,599	(1,521)		10,698

Included from liabilities:
Provision for contingencies (3)	63	1,145	(577)	631	63

Total as of June 30, 2010	63	1,145	(577)	631

Total as of June 30, 2009	67	—	(4)		63

(1)	Increases and decreases are disclosed in Exhibit H. Includes Ps. 3,929 related to spin-off-merger (See Note 16.2).The decreases are related to recoveries.
(2)	Increases include Ps. 245 related to spin-off-merger (See Note 16.2). The decreases are related to recoveries for Ps. 361.
(3)	Increases are disclosed in Note 11. Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2.). The decreases are related Ps. 271 to uses and Ps. 306 to recoveries.

Exhibit F

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the fiscal year ended June 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Items	Total as of June 30, 2010	Total as of June 30, 2009
I. Cost of sales
Stock as of beginning of year	67,521	109,131
Plus:
Purchases for the year (1)	8,253	276
Expenses (Exhibit H)	12,874	5,073
Transfer from undeveloped parcels of land	—	101
Transfer from fixed assets	—	1,491
Assets incorporated from spin-off – merger (2)	12,666	—
Less:
Stock as of fiscal year-end	(91,589)	(67,521)

Subtotal	9,725	48,551

Gain from recognition of inventories at net realizable value	6,264	11,915
Plus:
Cost of sale Edificio Dique II	17,190	27,708
Cost of sale Reconquista 823	—	17,953
Cost of sale Dock del Plata	12,076	12,564
Cost of sale Edificio Libertador 498	11,847	11,180
Cost of sale Torre Bank Boston	—	5,083
Cost of sale Libertador 602	2,551	—
Cost of sale Madero 942	—	2,239
Cost of sale Madero 1020	30	380
Cost of sale Edificio Cruceros	—	272

Cost of properties sold	59,683	137,845

II. Cost of leases and services
Expenses (Exhibit H)	30,829	24,191

Cost of leases and services	30,829	24,191

Total costs of sales, leases and services	90,512	162,036

(1)	Includes Ps. 8,200 corresponding to Pereiraola (see Note 16.5).
(2)	See Note 16.2.

Exhibit G

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Items	Currency		Amount of foreign currency	Current exchange rate (1)	Total as of June 30, 2010	Total as of June 30, 2009
Assets
Current assets
Cash and banks
Cash on hand		US$	12	3.8910	46	18
Cash on hand		Euros	3	4.7688	15	28
Cash on hand		Pounds	0	5.8190	2	2
Cash on hand		Real	1	2.0700	2	2
Banks accounts		US$	488	3.8910	1,897	13,171
Banks accounts		Euros	22	4.7688	106	619
Investments
Government bonds 2012		US$	1	3.8910	2	—
Government bonds 2013		US$	3	3.8910	14	1
Mutual Funds		US$	13,459	3.8910	52,370	86,958
Accrued interest Convertible Note APSA 2014		US$	1,417	3.9310	5,572	5,349
Accrued interest Note APSA 2017		US$	434	3.9310	1,704	1,613
Stock shares		Euros	614	4.7688	2,930	13,147
Stock shares		US$	291	3.8910	1,131	—
Account receivable, net
Mortgages, leases receivables and services		US$	5,611	3.8910	21,832	21,393
Related parties		US$	1,066	3.9310	4,192	3,731
Other receivables and prepaid expenses
Receivables from the sale of shares		US$	9,100	3.9310	35,772	34,115
Related parties		US$	8,571	3.9310	33,692	6,157
Guarantee of defaulted credits		US$	—	—	—	4,206
Guarantee deposit		US$	2,159	3.8910	8,402	—
Others		US$	77	3.8910	298	247

Total current assets					169,979	190,757

Non-current assets
Account receivable, net
Account receivable, net		US$	4,254	3.8910	16,551	1,373
Other receivables and prepaid expenses
Related parties		US$	5,035	3.9310	19,792	11,359
Investments
Convertible Note APSA 2014		US$	31,738	3.9310	124,763	120,510
Convertible Note APSA 2017		US$	21,944	3.9310	86,260	73,529
Advance for share purchases (see note 16.4)		US$	6,000	3.8910	23,346	—

Total non-current assets					270,712	206,771

Total Assets as of June 30, 2010					440,691

Total Assets as of June 30, 2009						397,528

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$		729	3.9310	2,866	907
Related parties	US$		18	3.9310	72	2,009
Customer advances		US$	4,413	3.9310	17,348	10,505
Short–term debt		US$	12,441	3.9310	48,906	59,400
Other liabilities
Related parties		US$	312	3.9310	1,226	35,399
Guarantee deposits		US$	674	3.9310	2,650	1,968

Total current liabilities					73,068	110,188

Non-current liabilities
Long–term debt		US$	163,423	3.9310	642,417	646,003
Other liabilities
Related parties		US$	14,614	3.9310	57,449	21,318
Guarantee deposits		US$	987	3.9310	3,879	3,904

Total non-current liabilities					703,745	671,225

Total liabilities as of June 30, 2010					776,813

Total liabilities as of June 30, 2009						781,413

(1)	Official selling and buying exchange rate as of June 30, 2010 in accordance with Banco Nación records.

Exhibit H

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the fiscal year ended June 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

	Total as of June 30, 2010	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Expenses			Total as of June 30, 2009
Items						Administrative	Selling	Financing
Interest and indexing adjustments	85,744	—	—	47	(47)	—	—	85,744	63,652
Depreciation and amortization	24,906	23,539	68	—	—	425	—	874	21,537
Salaries, bonuses and social security contributions	21,113	382	87	4,829	(4,829)	20,644	—	—	12,631
Fees and payments for services	6,269	326	81	806	(806)	5,862	—	—	6,235
Directors fees	27,791	—	—	—	—	27,791	—	—	11,601
Bank charges	1,479	—	—	—	—	1,479	—	—	655
Gross revenue tax	3,290	—	—	18	(18)	—	3,290	—	2,848
Maintenance of buildings	8,067	4,474	3,317	7,224	(7,224)	276	—	—	5,022
Commissions and property sales charges	6,696	—	4,190	—	—	—	2,506	—	5,670
Travel expenses	1,165	—	—	—	—	1,165	—	—	898
Lease expenses	589	—	—	959	(959)	589	—	—	2,904
Advertising	1,598	—	—	—	—	—	1,598	—	299
Traveling, transportation and stationery	342	—	—	21	(21)	342	—	—	337
Subscriptions and publications	625	—	—	—	—	625	—	—	472
Utilities and postage	198	66	—	5,817	(5,817)	132	—	—	113
Doubtful accounts	4,986	—	—	—	—	—	4,986	—	6,599
Recovery of doubtful accounts	(5,868)	—	—	—	—	—	(5,868)	—	—
Taxes, rates and contributions	13,317	2,042	5,131	1,412	(1,412)	6,144	—	—	3,401
Insurances	141	—	—	506	(506)	141	—	—	169
Training	236	—	—	2	(2)	236	—	—	100
Surveillance	2	—	—	4,083	(4,083)	2	—	—	12
Caja de Valores and Bolsa de Comercio expenses	709	—	—	—	—	709	—	—	129
Other expenses of personnel administration	1,342	—	—	—	—	1,342	—	—	—
Notary expenses	117	—	—	—	—	117	—	—	110
Others	3,872	—	—	(311)	311	2,851	—	1,021	2,170
Recovery expenses	—	—	—	(25,413)	25,413	—	—	—	—

Total as of June 30, 2010	208,726	30,829	12,874	—	—	70,872	6,512	87,639

Total as of June 30, 2009		24,191	5,073	—	—	41,531	11,111	65,658	147,564

Exhibit I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of June 30, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
June 30, 2010
Assets
Investments	79,848	—	5,572	8,503	—	6,645	3,074	—	—	211,023	234,817	234,817	314,665	34,908	227,387	52,370
Receivables	64,839	2,128	48,806	37,722	1,320	10,681	15,825	21,390	14,849	357	150,950	153,078	217,917	152,686	64,398	833
Liabilities
Short and long-term debt	—	—	332,609	41,420	(219)	26,165	25,508	25,508	(876)	587,321	1,037,436	1,037,436	1,037,436	328,635	708,801	—
Other Liabilities	61,165	1,057	67,481	8,037	1,438	3,706	3,142	1,460	22,662	36,413	144,339	145,396	206,561	147,844	5,994	52,723
June 30, 2009
Assets
Investments	104,266	—	5,349	8,490	—	6,645	5,558	5,558	—	194,039	225,639	225,639	329,905	40,063	205,156	84,686
Receivables	8,557	6,837	85,888	37,522	8,572	3,195	65,768	429	34,401	207	235,982	242,819	251,376	125,912	111,568	13,896
Liabilities
Short and long-term debt	—	—	58,047	28,526	(219)	25,266	24,610	24,610	24,610	566,342	751,792	751,792	751,792	23,914	682,878	45,000
Other Liabilities	4,909	437	40,950	17,260	1,919	37,882	6,463	22,003	111	224	126,812	127,249	132,158	73,250	7,982	50,926

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None

2.	Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		06.30.2010	Current	09.30.2010	12.31.2010	03.31.2011	06.30.2011
Receivables	Account receivable, net	2,128	—	21,361	4,049	1,018	10,384	38,940
	Other receivables and prepaid expenses	—	35,934	27,445	33,673	303	297	97,652

	Total	2,128	35,934	48,806	37,722	1,321	10,681	136,592

Liabilities	Trade accounts payable	—	220	22,495	—	—	—	22,715
	Customer advances	—	—	18,069	600	598	598	19,865
	Short and long-term debt	—	—	332,609	41,420	(219)	26,165	399,975
	Salaries and social security payable	—	—	3,547	—	—	—	3,547
	Taxes payable	—	—	7,376	6,288	74	2,348	16,086
	Other liabilities	1,057	5,260	15,994	1,149	766	760	24,986
	Provisions	—	631	—	—	—	—	631

	Total	1,057	6,111	400,090	49,457	1,219	29,871	487,805

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	09.30.2011	12.31.2011	03.31.2012	06.30.2012	09.30.2012	12.31.2012	03.31.2013	06.30.2013	09.30.2013
Receivables	Accounts receivable, net	—	26	7,575	28	7,576	1,326	20	—	—	—
	Other receivables and prepaid expenses	28,904	185	181	175	79	76	64	57	19,847	55

	Total	28,904	211	7,756	203	7,655	1,402	84	57	19,847	55

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	598	597	9	2	—	—	—	—	—
	Short and long-term debts	—	(219)	(219)	(219)	26,165	(219)	(219)	(219)	26,165	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	55,046	75	72	61	61	63	63	63	64	65
	Other liabilities	8	1,308	371	(12)	—	—	710	—	497	337

	Total	55,054	1,762	821	(161)	26,228	(156)	554	(156)	26,726	183

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3. (Continued)

Concepts		To be due (Point 3.c.)									Total
		12.31.2013	03.31.2014	06.30.2014	09.30.2014	12.31.2014	03.31.2015	06.30.2015	2016	2017
Receivables	Accounts receivable, net	—	—	—	—	—	—	—	—	—	16,551
	Other receivables and prepaid expenses	14,690	54	50	47	35	8	—	267	—	64,774

	Total	14,690	54	50	47	35	8	—	267	—	81,325

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	1,206
	Short and long-term debts	(219)	(219)	(219)	(219)	(219)	(219)	(219)	(219)	588,416	637,461
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	66	65	59	36	10	—	—	—	—	55,869
	Other liabilities	17,344	—	4,726	222	168	314	35,540	123	—	61,656

	Total	17,191	(154)	4,566	39	(41)	95	35,321	(96)	588,416	756,192

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	12,916	26,024	38,940	—	16,551	16,551	12,916	42,575	55,491
	Other receivables and prepaid expenses	19,488	78,164	97,652	44,982	19,792	64,774	64,470	97,956	162,426

	Total	32,404	104,188	136,592	44,982	36,343	81,325	77,386	140,531	217,917

Liabilities	Trade accounts payable	19,777	2,938	22,715	—	—	—	19,777	2,938	22,715
	Customer advances	2,517	17,348	19,865	1,206	—	1,206	3,723	17,348	21,071
	Short and long-term debt	351,069	48,906	399,975	(4,956)	642,417	637,461	346,113	691,323	1,037,436
	Salaries and social security payable	3,547	—	3,547	—	—	—	3,547	—	3,547
	Taxes payable	16,086	—	16,086	55,869	—	55,869	71,955	—	71,955
	Other liabilities	21,110	3,876	24,986	328	61,328	61,656	21,438	65,204	86,642
	Provisions	631	—	631	—	—	—	631	—	631

	Total	414,737	73,068	487,805	52,447	703,745	756,192	467,184	776,813	1,243,997

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	38,940	—	38,940	16,551	—	16,551	55,491	—	55,491
	Other receivables and prepaid expenses	97,652	—	97,652	64,774	—	64,774	162,426	—	162,426

	Total	136,592	—	136,592	81,325	—	81,325	217,917	—	217,917

Liabilities	Trade accounts payable	22,715	—	22,715	—	—	—	22,715	—	22,715
	Customer advances	19,865	—	19,865	1,206	—	1,206	21,071	—	21,071
	Short and long-term debt	399,975	—	399,975	637,461	—	637,461	1,037,436	—	1,037,436
	Salaries and social security payable	3,547	—	3,547	—	—	—	3,547	—	3,547
	Taxes payable	16,086	—	16,086	55,869	—	55,869	71,955	—	71,955
	Other liabilities	24,986	—	24,986	61,656	—	61,656	86,642	—	86,642
	Provisions	631	—	631	—	—	—	631	—	631

	Total	487,805	—	487,805	756,192	—	756,192	1,243,997	—	1,243,997

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	464	—	38,476	38,940	—	—	16,551	16,551	464	—	55,027	55,491
	Other receivables and prepaid expenses	31,899	833	64,920	97,652	32,035	—	32,739	64,774	63,934	833	97,659	162,426

	Total	32,363	833	103,396	136,592	32,035	—	49,290	81,325	64,398	833	152,686	217,917

Liabilities	Trade accounts payable	—	—	22,715	22,715	—	—	—	—	—	—	22,715	22,715
	Customer advances	—	—	19,865	19,865	—	—	1,206	1,206	—	—	21,071	21,071
	Short and long-term debt	66,384	—	333,591	399,975	642,417	—	(4,956)	637,461	708,801	—	328,635	1,037,436
	Salary and social security charges	—	—	3,547	3,547	—	—	—	—	—	—	3,547	3,547
	Taxes payable	348	—	15,738	16,086	920	—	54,949	55,869	1,268	—	70,687	71,955
	Other liabilities	—	—	24,986	24,986	4,726	52,723	4,207	61,656	4,726	52,723	29,193	86,642
	Provisions	—	—	631	631	—	—	—	—	—	—	631	631

	Total	66,732	—	421,073	487,805	648,063	52,723	55,406	756,192	714,795	52,723	476,479	1,243,997

IRSA Inversiones y Representaciones Sociedad Annima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the Financial Statements.

b.	Related parties debit/credit balances (See Note 12).

6.	Loans to directors

See Note 12.

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.h., 1.5.i., 1.5.j, and 1.5.k to the Financial Statements.

9.	Apprasial revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurance

Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	70,278	219,777	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	150,570	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	160,886	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	65,261	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,110	14,657	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	2,100	864	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	38,287	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	10,936	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,500	19,111	All operational risk with additional coverage and minor risks
DIQUE IV	6,500	64,620	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,489	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,898	All operational risk with additional coverage and minor risks
MADERO 1020	184	218	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	314	217	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	5,427	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	897	All operational risk with additional coverage and minor risks
SARMIENTO 517	272	197	All operational risk with additional coverage and minor risks
THAMES	8,751	3,897	All operational risk with additional coverage and minor risks
CASONA ABRIL	10,000	2,728	All operational risk with additional coverage and minor risks

SUBTOTAL	303,888	770,937

POLIZA ÚNICA	15,000		Third party liability

(1)	The insured amounts are in thousands of U.S.dollars

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder’s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Financial Statements.

Autonomous City of Buenos Aires, September 8, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006
Current Assets	1,190,332	891,869	893,842	1,175,790	481,788
Non-Current Assets	4,443,109	4,044,118	3,578,130	2,969,109	2,258,333

Total	5,633,441	4,935,987	4,471,972	4,144,899	2,740,121

Current Liabilities	1,341,620	974,890	742,267	652,082	419,228
Non-Current Liabilities	1,325,668	1,401,054	1,348,812	1,395,693	385,138

Subtotal	2,667,288	2,375,944	2,091,079	2,047,775	804,366

Minority interest	563,107	464,381	456,715	450,410	449,989
Shareholders’ Equity	2,403,046	2,095,662	1,924,178	1,646,714	1,485,766

Total	5,633,441	4,935,987	4,471,972	4,144,899	2,740,121

3.	Consolidated result structure as compared with the same period for the four previous years.

	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006
Operating income	539,731	295,716	254,842	198,532	201,621
Amortization of goodwill	1,641	1,602	1,638	(1,472)	(1,080)
Financial results, net	(165,096)	(136,381)	(76,742)	4,099	(41,381)
Gain (Loss) in equity investments	160,416	61,542	(13,209)	40,026	41,657
Other expenses, net	(10,311)	(8,855)	(5,642)	(14,100)	(18,263)

Net gain before taxes	526,381	213,624	160,887	227,085	182,554
Income tax/ MPIT	(148,427)	(80,334)	(78,112)	(87,539)	(58,791)
Minority interest	(43,453)	25,345	(27,900)	(32,449)	(27,190)

Net income for the year	334,501	158,635	54,875	107,097	96,573

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	390	63
Torre Renoir II	142	53,798	56,591	—	—
Edificios Cruceros	117	—	1,262	8,383	10,031
Alcorta Plaza	—	—	—	—	22,969
Concepción Arenal y Dorrego 1916	—	—	49	—	—
Barrio Chico	—	2,042	2,359	8,557	—
Terreno Mendoza	1,172	—	—	—	—
Torres Jardín	—	554	577	—	—
Torres de Abasto	—	319	295	—	—
Others	—	568	—	—	—
Residential Communities
Abril / Baldovinos	5,067	9,904	4,030	1,124	3,942
El Encuentro	3,482	—	—	—	—
Villa Celina I, II y III	—	76	—	—	—
Undeveloped parcel of lands
Pereiraola	46,311	—	—	—	—
Canteras Natal Crespo	21	29	57	91	75
Plot of land Rosario	—	7,644	3,428	—	—
Caballito	—	—	19,152	—	22,815
Santa María del Plata	—	—	—	31,000	—
Agüero 596	—	1,041	—	—	—
Other
Alsina 934	—	—	—	—	1,833
Laminar	—	74,510	—	—	—
Bouchard 551	—	—	108,423	—	—
Dock del Plata	42,136	42,070	—	—	—
Dique III	—	—	—	26,206	41,808
Madero 940	—	6,137	—	—	—
Edificios Costeros	68,580
Reconquista	—	31,535	—	—	—
Torre BankBoston	—	6,850	—	—	—
Madero 1020	71	1,830	476	—	—
Libertador 498	46,608	36,350	—	—	—
Libertador 602	10,948	—	—	—	—
Locales Cruceros I	—	2,006	—	—	—
Otros	912	3,099	112	—	430

	225,567	280,362	196,811	75,751	103,966

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	June 30, 2010		June 30, 2009		June 30, 2008		June 30, 2007		June 30, 2006
Current ratio
Current Assets	1,190,332	=0.89	891,869	=0.91	893,842	=1.20	1,175,790	=1.80	481,788	=1.15

Current Liabilities	1,341,620		974,890		742,267		652,082		419,228

Debt - Equity ratio
Total liabilities	2,667,288	=1.11	2,375,944	=1.13	2,091,079	=1.09	2,047,775	=1.24	804,366	=0.54

Shareholders’ Equity	2,403,046		2,095,662		1,924,178		1,646,714		1,485,766

Solvency
Shareholders’ Equity	2,403,046	=0.90	2,095,662	=0.88	1,924,178	=0.92	1,646,714	=0.80	1,485,766	=1.85

Total liabilities	2,667,288		2,375,944		2,091,079		2,047,775		804,366

Immobilized Capital
Non-Current Assets	4,443,109	=0.79	4,044,118	=0.82	3,578,130	=0.80	2,969,109	=0.72	2,258,333	=0.82

Total Assets	5,633,441		4,935,987		4,471,972		4,144,899		2,740,121

Return on Equity
Gain for the year	334,501	= 0.15	158,635	= 0.08	54,875	= 0.03	107,097	= 0.07	96,573	= 0.07

Equity	2,249,354		2,009,920		1,785,446		1,566,240		1,368,998

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company will start training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies starting the upcoming quarter, planning to complete this training during the following year. On the other hand, after the actual filing of the annual financial statements ended June 30, 2010, it will start working on the initial process to diagnose differences in standards. It is estimated that this process will be carried out during the upcoming year.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

7.	Brief comment on the outlook for the coming year.

See Attached.

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address: Bolívar 108 – 1st floor

Autonomous City of Buenos Aires

C.U.I.T.: 30-52532274-9

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2010 and 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 22 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones and its subsidiaries for the years ended on June 30, 2010 and 2009, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima set out in point 1. present fairly, in all material respects, its financial position at June 30, 2010 and 2009 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries, set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights except for the chapter “Progress in complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to thousands of Ps. 226 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2010.

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 22, 2010.